
13000949

SINCLAIR BROADCAST GROUP

2012 ANNUAL REPORT

ADDING STATIONS

ADDING VALUE

LETTER TO OUR SHAREHOLDERS

Industry-leading, record-breaking, business-transforming, standard-setting. No matter what superlatives you use, 2012 was a landmark year for our Company in many ways and on many fronts. Imagine, in just a three-year period, a company going through one of the worst economic recessions to achieving record financial performance. That is what we did in 2012. We not only generated record levels of EBITDA[1] and free cash flow[2], but emerged as the leader in the recent consolidation efforts, building what is unquestionably an unrivaled portfolio of assets; and we are not done yet. We are expanding our platform to include a small market television strategy to complement what has historically been a mid-market focus with the expectation of growing both segments.

To appreciate the transformation of our Company into the industry leader, let me take you back to 1995 when we took the Company public. At that time, Sinclair consisted of just 13 television stations in eight markets and was primarily FOX Network centric. Today, including pending transactions, we are one of the largest television broadcasters with a portfolio consisting of 112 stations in 61 markets, covering 30% of the country. We reach more U.S. TV households than either NBC's or ABC's television station groups and have the most television stations of any of the English-language broadcast companies. Including our pending transactions, we believe we operate the largest FOX, ABC, CW and MyNetwork affiliate groups, and one of the largest CBS and NBC platforms in the country. Our transformation into a premier affiliate group operator provides a balance and core strength that offers greater flexibility and business opportunities, as well as insulates us from network ratings volatility.

Building our Company has required patience, financial discipline, and the support of our employees to ensure smooth and successful transitions. Our acquisition approach has been steadfast, focusing on acquiring high-quality, free cash flowing accretive assets, creating multi-station markets to strengthen our competitive position, and adding "big four" network affiliates which receive a larger share of the political revenues and whose networks carry higher ratings. To see firsthand how successful our strategy has been, one needs to look no further than what we accomplished in 2012. During the year, we closed on the purchase of 30 television stations, acquiring approximately $1.14 billion in assets. While these stations produced approximately $127 million of average EBITDA, under our management we expect to grow that amount by 36% or $46 million, driven in part by the benefits that come from our scale and affiliation mix. Our ability to unlock value stems from our purchasing power and negotiating leverage with program syndicators and other vendors, our ability to create efficiencies through multi-station markets including the elimination of duplicative costs, the expansion of program offerings such as local news, and providing advertisers more programming choices and greater viewer demographics. Our investment in these properties includes creating 127 jobs at the local level, and expanding local news content by 29.5 hours per week across six markets with another three markets scheduled in 2013. Our early acquisitions, such as the Four Points and Freedom stations, have successfully transitioned into our culture, and we are seeing improvements in their ratings and financial performance. We believe we can achieve similar results from our subsequent acquisitions.

In keeping with the Company's history of being forward-looking and entrepreneurial, we created Chesapeake TV, a wholly-owned subsidiary, which will be used as the operating vehicle to implement our small market television acquisition strategy. We launched this initiative with our recent announcements to acquire the 24 Barrington Broadcasting and five of the COX Media Group television stations. This innovative structure of having a dual operating structure, one for small markets and one for mid-sized markets, recognizes that there are competitive and economic differences among market sizes that affect pricing and inventory management. We believe that permitting each operating entity the flexibility to operate within its own market dynamics will allow us to maximize profitability. We expect to grow the pending small market TV acquisitions average EBITDA by $29 million, and when combined with the $46 million EBITDA growth from the mid-market stations already closed, equates to creating $638 million, or $7.84 per share, of equity value, applying a 8.5x private equity multiple.

When I look back to 1995, our industry consisted of a single-source revenue model – commercial advertising – and while this is still our primary business, today we also benefit from retransmission revenue, digital interactive and spectrum producing opportunities such as secondary channels. These offerings are great examples of how we and the industry have evolved with technology and competition, and as I look ahead to the next several years, I see many other potential revenue models, as well as growth from existing ones still in their early stages. Take retransmission fees, for instance. This is what we are paid by multi-video program distributors, such as cable and satellite providers ("MVPDs"), for giving them the right to resell our signals to their subscribers. Yet, even after years of negotiating fees, as an industry, our share of the approximate $33 billion in total affiliate fees paid by the MVPDs is only about 8%, even though broadcast represents 40% of the audience share. Moreover, we believe the MVPDs continue to pay cable networks for channels with little audience share, double digit percent increases when their contracts renew, which reconfirms how much growth potential still exists for broadcasters. We intend to aggressively pursue our fair value.

The media landscape is changing quickly with technological advances and greater venues to access content. It is imperative that we remain relevant, competitive and nimble, and offer products to viewers and advertisers that carry a value proposition. One such example is digital interactive ("DI"). Still very much in its initial stages, DI is a rapidly growing segment of broadcasters' revenue. It allows us to be interactive with our viewers, which is an important sales and marketing solution for advertisers, and to transport our content using a multi-screen approach. If you believe in the future of the Internet and mobile devices as acceptable video and advertising portals, then you should be thrilled that broadcasters are entering this space. Our approach to DI is to deliver content through the web, mobile devices, text and social media networks for the purpose of building engagement and advocacy with our viewing audience and redefining our business as a two-way content delivery platform. From the news perspective, it is changing the culture of the newsroom, building audience loyalty and allowing us to immediately disseminate breaking news stories and video on various platforms, anywhere/anytime.

Our acquisitions of stations with a significant local news presence, many of which are located in state capital cities, remind us of our civic duty to keep our viewers informed on issues. The traditional news room view is simply to "report" on the news. At Sinclair, we believe it is just as important to empower our audience to have their voice heard. That is why we are producing the "Your Voice, Your Future" town hall meetings, which are discussion forums focused on a range of topics including taxes, gun control, immigration, healthcare, and education, to name a few. Our goal is to make viewers aware of issues in front of elected officials and provide the audience an avenue to make their voice heard. The town halls are aired on our primary and secondary channels, as well streamed through our stations' websites.

Over the years, I have used this communication to describe technological advancements and visions of potential revenue models for our industry. One such development involves geographically targeting commercials, also known as "zone selling." This ability to break our signal into parts, thereby selling the same commercial inventory unit multiple times in the local market based on zones, provides us a means by which to compete directly with the monopolistic cable interconnects. For advertisers, the ability to target their message to a portion of the market is an important concept, with relevant value for them. For us, we believe the sum of the zone sales would more than aggregate the sale of one spot to the entire market. Taking this idea one step further means we could also distribute local news on a hyper-local basis, meeting consumers' needs for more community-based information. While the reality of these concepts are still a few years away and involve infrastructure changes, it is imperative that we understand how viewing consumption patterns are changing and the role technology can play in assisting us to remain relevant and increase our competitive position.

In the past, we have discussed at length the opportunities and benefits of a mobile television platform. While a mobile broadcast solution has been slower to develop than originally outlined, its success ultimately lies in the adoption of a more robust transmission standard, and in-roads continue to be made in that regard.

As I look back on 2012, it was a remarkable year for us financially. We grew net broadcast revenues 42.1%, driven by the acquisitions, record-breaking political revenues and growth in the automotive sector. We generated an unprecedented $213 million of free cash flow. When we entered the merger and acquisition markets almost two years ago, it was with the goal of ultimately growing free cash flow. As a result, in 2012, our Board of Directors decided to not only increase the quarterly dividend from $0.12 to $0.15 per share, but to also declare a $1.00 special dividend, a testament to our free cash flow story. So, despite having purchased over $1 billion in assets and paying $124 million in dividends, we managed to keep our credit metrics at good, solid levels, with total net leverage of 4.25x at year end 2012, consistent to where we ended 2011.

When I look at our pro forma financial performance, assuming that all the acquisitions that closed by year-end 2012 were in our results for the full year and including expected synergies, it is nothing short of extraordinary. On a pro forma basis, we exceeded $1.1 billion in net broadcast revenues for the first time in our Company's history, driven in part by an unparalleled $125.7 million in political revenues. When I look back to 1995, we generated approximately $110.0 million of pro forma EBITDA. In 2012, our pro forma EBITDA was a record-setting $512.0 million.

Industry-leading, record-breaking, business-transforming, standard-setting. No matter how you describe it, here at Sinclair, we are resetting the bar; keeping ourselves relevant, engaging our viewers, offering multi-screen advertising solutions, and creating value for our shareholders. And, contrary to the naysayers, broadcast television is very much alive with multiple revenue streams in advertising, retransmission fees, digital interactive and yet to be explored spectrum opportunities. We expect 2013 will be another exciting year for us with opportunities to acquire more high-quality assets. These next couple of years may represent the last of the consolidation efforts in the broadcast space, and we expect to play a significant role in it.

We thank you, our employees and our shareholders, for your continued support and look forward to our future successes.

David D. Smith



Chairman, President and CEO

1 A reconciliation of EBITDA to net income can be found on our website: www.sbgi.net.
2 A reconciliation of free cash flow to net income can be found on our website: www.sbgi.net

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TABLE OF CONTENTS

TELEVISION BROADCASTING

Markets and Stations

As of December 31, 2012, we own and operate, provide programming services to, provide sales services to or have agreed to acquire the following television stations:

Market	Market Rank (a)	Stations	Channel	Status (b)	Network/ Program Service Arrangement (c)	Station Rank in Market (d)	Expiration Date of FCC License
Tampa/St. Petersburg, Florida	14	WTTA	Primary	O&O	MNT	8 of 9	2/01/13 (f)
Minneapolis/St. Paul, Minnesota	15	WUCW	Primary	O&O	CW	6 of 7	4/01/14
		WUCW	Second		The Country Network		
St. Louis, Missouri	21	KDNL	Primary	O&O	ABC	4 of 7	2/01/14
		KDNL	Second		The Country Network		
Pittsburgh, Pennsylvania	23	WPGH	Primary	O&O	FOX	4 of 6	8/01/15
		WPMY	Primary	O&O	MNT	6 of 6	8/01/15
		WPGH	Second		The Country Network		
Raleigh/Durham, North Carolina	24	WLFL	Primary	O&O	CW	5 of 7	12/01/04 (e)
		WRDC	Primary	O&O	MNT	6 of 7	12/01/04 (e)
		WLFL	Second		The Country Network		
Baltimore, Maryland	27	WBFF	Primary	O&O	FOX	3 of 6	10/01/04 (e)
		WNUV	Primary	LMA(g)	CW	5 of 6	10/01/12 (f)
		WBFF	Second		This TV		
		WBFF	Third		The Country Network		
Nashville, Tennessee	29	WZTV	Primary	O&O	FOX	4 of 7	8/01/13
		WUXP	Primary	O&O	MNT	5 of 7	8/01/13
		WNAB	Primary	OSA(h)	CW	6 of 7	8/01/13
		WNAB	Second		The Country Network		
Columbus, Ohio	32	WSYX	Primary	O&O	ABC	3 of 6	10/01/13
		WTTE	Primary	LMA(g)	FOX	4 of 6	10/01/05 (e)
		WWHO	Primary	OSA(k)	CW	5 of 6	10/01/13
		WSYX	Second		This TV and MNT		
Salt Lake City/St. George, Utah	33	KUTV	Primary	O&O	CBS	1 of 7	10/01/14
		KMYU	Primary	O&O	This TV and MNT	5 of 7	10/01/14
		KUTV	Second		This TV and MNT		
		KMYU	Second		CBS(p)		
Milwaukee, Wisconsin	34	WVTV	Primary	O&O	CW	6 of 9	12/01/13
		WCGV	Primary	O&O	MNT	7 of 9	12/01/05 (e)
		WCGV	Second		The Country Network		
Cincinnati, Ohio	35	WKRC	Primary	O&O	CBS	1 of 7	10/01/13
		WSTR	Primary	OSA(q)	MNT	5 of 7	10/01/13
		WKRC	Second		CW	6 of 7	
San Antonio, Texas	36	WOAI	Primary	O&O	NBC	3 of 7	8/01/14
		KABB	Primary	O&O	FOX	4 of 7	8/01/14
		KMYS	Primary	OSA(q)	CW	5 of 7	8/01/14
		KABB	Second		The Country Network		
		WOAI	Second		Live Well Network		
Asheville, North Carolina/ Greenville/Spartanburg/ Anderson, South Carolina	37	WLOS	Primary	O&O	ABC	3 of 6	12/01/04 (e)
		WMYA	Primary	LMA(g)	MNT	5 of 6	12/01/04 (e)
		WLOS	Second		MNT		
		WMYA	Second		The Country Network		
West Palm Beach/Fort Pierce, Florida	38	WPEC	Primary	O&O	CBS	2 of 6	2/01/13 (f)
		WTVX	Primary	O&O	CW	5 of 6	2/01/13 (f)
		WTCN	Primary	O&O	MNT	6 of 6	2/01/13 (f)
		WWHB	Primary	O&O	AZTECA(t)	not available	2/01/13 (f)
		WPEC	Second		CBS(p)		
		WPEC	Third		Weather Radar		
		WTVX	Second		AZTECA(p)		
		WTVX	Third		MNT(p)		
		WTVX	Fourth		LATV		
Grand Rapids/Kalamazoo, Michigan	39	WWMT	Primary	O&O	CBS	1 of 6	10/01/13
		WWMT	Second		CW		
Las Vegas, Nevada	40	KVMY	Primary	O&O	MNT	5 of 7	10/01/14
		KVCW	Primary	O&O	CW	6 of 7	10/01/14
		KVMY	Second		Estella TV		
		KVCW	Second		This TV		
		KVCW	Third		The Country Network		

Market	Market Rank (a)	Stations	Channel	Status (b)	Network/ Program Service Arrangement (c)	Station Rank in Market (d)	Expiration Date of FCC License
Oklahoma City, Oklahoma	41	KOKH	Primary	O&O	FOX	4 of 7	6/01/14
		KOCB	Primary	O&O	CW	5 of 7	6/01/14
		KOKH	Second		The Country Network		
Birmingham, Alabama	42	WTTO	Primary	O&O	CW	5 of 8	4/01/05 (e)
		WABM	Primary	O&O	MNT	6 of 8	4/01/13
		WDBB	Primary	LMA(g)	CW	5 of 8 (l)	4/01/13
		WTTO	Second		The Country Network		
		WDBB	Second		The Country Network		
Harrisburg/Lancaster/ Lebanon/York, Pennsylvania	43	WHP	Primary	O&O	CBS	3 of 8	8/01/15
		WLYH	Primary	LMA(r)	CW	5 of 8	8/01/07(e)
		WHP	Second		MNT		
		WLYH	Second		Live Well Network		
Norfolk, Virginia	44	WTVZ	Primary	O&O	MNT	6 of 7	10/01/12 (f)
		WTVZ	Second		The Country Network		
Austin, Texas	45	KEYE	Primary	O&O	CBS	3 of 6	8/01/14
		KEYE	Second		Telemundo		
Greensboro/Winston-Salem/Highpoint, North Carolina	46	WXLV	Primary	O&O	ABC	4 of 6	12/01/04 (e)
		WMYV	Primary	O&O	MNT	5 of 6	12/01/04 (e)
		WXLV	Second		The Country Network		
Buffalo, New York	52	WUTV	Primary	O&O	FOX	4 of 6	6/01/15
		WNYO	Primary	O&O	MNT	6 of 6	6/01/15
		WUTV	Second		The Country Network		
Providence, Rhode Island/ New Bedford, Massachusetts	53	WLWC	Primary	O&O	CW	5 of 7	4/01/15
		WLWC	Second		LATV		
Richmond, Virginia	57	WRLH	Primary	O&O	FOX	4 of 6	10/01/12 (f)
		WRLH	Second		This TV and MNT		
Albany, New York	58	WRGB	Primary	O&O	CBS	1 of 6	6/01/15
		WCWN	Primary	O&O	CW	5 of 6	6/01/15
		WRGB	Second		This TV		
		WCWN	Second		CBS(p)		
Mobile, Alabama/ Pensacola, Florida	60	WEAR	Primary	O&O	ABC	2 of 7	2/01/13 (f)
		WPMI	Primary	OSA(q)	NBC	4 of 7	4/01/13
		WJTC	Primary	OSA(q)	IND	5 of 7	2/01/13 (f)
		WFGX	Primary	O&O	This TV and MNT	7 of 7	2/01/13 (f)
		WEAR	Second		The Country Network		
		WPMI	Second		The Weather Authority Network		
Dayton, Ohio	63	WKEF	Primary	O&O	ABC	3 of 5	10/01/13
		WRGT	Primary	LMA(g)	FOX	4 of 5	10/01/05 (e)
		WRGT	Second		This TV and MNT		
Lexington, Kentucky	64	WDKY	Primary	O&O	FOX	4 of 6	8/01/13
Charleston/Huntington, West Virginia	65	WCHS	Primary	O&O	ABC	2 of 6	10/01/12 (f)
		WVAH	Primary	LMA(g)	FOX	4 of 6	10/01/04 (e)
		WVAH	Second		The Country Network		
Wichita/Hutchinson Plus, Kansas	66	KSAS (o)	Primary	O&O	FOX	4 of 6	6/01/14
		KMTW	Primary	LMA(r)	MNT	6 of 6	6/01/14
		KSAS (o)	Second		Antenna TV		
		KMTW	Second		The Country Network		
Flint/Saginaw/Bay City, Michigan	67	WSMH	Primary	O&O	FOX	3 of 6	10/01/13
		WSMH	Second		The Country Network		
Des Moines, Iowa	72	KDSM	Primary	O&O	FOX	4 of 6	2/01/14
		KDSM	Second		The Country Network		
Rochester, New York	78	WUHF	Primary	O&O(i)	FOX	not available	6/01/15
		WHAM	Primary	OSA(s)	ABC	not available	6/01/15
		WHAM	Second		CW		
Portland, Maine	80	WGME	Primary	O&O	CBS	2 of 6	4/01/15
Cape Girardeau, Missouri/ Paducah, Kentucky	81	KBSI	Primary	O&O	FOX	4 of 6	2/01/14
		WDKA	Primary	LMA	MNT	5 of 6	8/01/13
		KBSI	Second		MNT		
		WDKA	Second		The Country Network		

Market	Market Rank (a)	Stations	Channel	Status (b)	Network/ Program Service Arrangement (c)	Station Rank in Market (d)	Expiration Date of FCC License
Springfield/Champaign/ Decatur, Illinois	83	WICS	Primary	O&O	ABC	3 of 6	12/01/05 (e)
		WICD	Primary	O&O	ABC	3 of 6 (m)	12/01/13
		WRSP	Primary	OSA	FOX	4 of 6	12/01/13
		WBUI	Primary	OSA	CW	5 of 6	12/01/13
		WCCU	Primary	OSA	FOX	4 of 6 (n)	12/01/13
		WICS	Second		The Country Network		
		WRSP	Second		ME TV		
		WCCU	Second		ME TV		
		WBUI	Second		This TV		
Syracuse, New York	84	WSYT	Primary	O&O	FOX	4 of 6	6/01/15
		WNYS	Primary	LMA	MNT	5 of 6	6/01/15
		WSYT	Second		The Country Network		
Madison, Wisconsin	85	WMSN	Primary	O&O	FOX	4 of 6	12/01/13
		WMSN	Second		The Country Network		
Chattanooga, Tennessee	87	WTVC	Primary	O&O	ABC	1 of 6	8/01/13
		WTVC	Second		This TV		
Cedar Rapids, Iowa	90	KGAN	Primary	O&O	CBS	3 of 4	2/01/06 (e)
		KFXA	Primary	OSA(j)	FOX	4 of 4	2/01/14
		KFXA	Second		The Country Network		
Charleston, South Carolina	98	WTAT	Primary	LMA(g)	FOX	4 of 6	12/01/04 (e)
		WMMP	Primary	O&O	MNT	5 of 6	12/01/04 (e)
		WMMP	Second		The Country Network		
Tallahassee, Florida	106	WTWC	Primary	O&O	NBC	3 of 6	2/01/13 (f)
		WTWC	Second		The Country Network		
Lansing, Michigan	115	WLAJ	Primary	O&O(u)	ABC	4 of 6	10/01/13
		WLAJ	Second		CW		
Peoria/Bloomington, Illinois	116	WYZZ	Primary	O&O(i)	FOX	not available	12/01/13
		WYZZ	Second		The Country Network		
Medford, Oregon	140	KTVL	Primary	O&O	CBS	2 of 6	2/01/15
		KTVL	Second		CW		
Beaumont, Texas	141	KFDM	Primary	O&O	CBS	1 of 6	8/01/14
		KBTV	Primary	OSA(q)	FOX	3 of 6	8/01/06 (e)
		KFDM	Second		CW		
		KBTV	Second		Bounce Network		

(a) Rankings are based on the relative size of a station's DMA among the 210 generally recognized DMAs in the United States as estimated by Nielsen as of September 2012.

(b) "O & O" refers to stations that we own and operate. "LMA" refers to stations to which we provide programming services pursuant to a local marketing agreement. "OSA" refers to stations to which we provide or receive sales services pursuant to an outsourcing agreement.

(c) When we negotiate the terms of our network affiliations or program service arrangements, we negotiate on behalf of all of our stations affiliated with that entity simultaneously. This results in substantially similar terms for our stations, including the expiration date of the network affiliations or program service arrangements. A summary of these expiration dates for our primary channels as of December 31, 2012 is as follows:

Network/ Program Service Arrangement	Expiration Date
FOX	Of the 24 agreements, 22 agreements expire on December 31, 2017 and 2 expire on June 30, 2014
MNT	All 19 agreements expire in the Fall of 2014
ABC	Of the 12 agreements, 9 agreements expire on August 31, 2015, 2 agreements expire on December 31, 2015 and 1 agreement expires on December 31, 2017
CW	All 16 agreements expire on August 31, 2016
CBS	Of the 11 agreements, 4 agreements expire on January 31, 2016, 2 agreements expire on June 2, 2016, 1 agreement expires December 31, 2016, 2 agreements expire on April 29, 2017 and 2 agreements expire on December 31, 2018
NBC	Of the 3 agreements, 2 expire on January 1, 2016 and 1 expires on January 1, 2017
Azteca	Agreement expired on February 8, 2013 (t)

(d) The first number represents the rank of each station in its market and is based upon the November 2012 Nielsen estimates of the percentage of persons tuned into each station in the market from 6:00 a.m. to 2:00 a.m., Monday through Sunday. The second number represents the estimated number of television stations designated by Nielsen as "local" to the DMA, excluding public television stations and stations that do not meet the minimum Nielsen reporting standards (weekly cumulative audience of at least 0.1%) for the Monday through Sunday 6:00 a.m. to 2:00 a.m. time period as of November 2012. This information is provided to us in a summary report by Franco Research Group.

(e) We, or subsidiaries of Cunningham Broadcasting Company (Cunningham), timely filed applications for renewal of these licenses with the FCC. Unrelated third parties have filed petitions to deny or informal objections against such applications. We opposed the petitions to deny and the informal objections and those applications are pending. See *Note 10. Commitments and Contingencies*, in the Notes to our Consolidated Financial Statements for more information.

(f) We timely filed applications for renewal of these licenses with the FCC. We are currently waiting for FCC approval.

(g) The license assets for these stations are currently owned by a subsidiary of Cunningham.

(h) We have entered into an outsourcing agreement with the unrelated third party owner of WNAB-TV to provide certain non-programming related sales, operational and administrative services to WNAB-TV. On July 21, 2005, we filed with the FCC an application to acquire the license television broadcast assets of WNAB-TV in Nashville, Tennessee. The Rainbow / PUSH Coalition ("Rainbow / PUSH") filed a petition to deny that application and also requested that the FCC initiate a hearing to investigate whether WNAB-TV was improperly operated with WZTV-TV and WUXP-TV, two of our stations also located in Nashville. The FCC is in the process of considering the transfer of the broadcast license and we believe the Rainbow / PUSH petition has no merit.

(i) We have entered into outsourcing agreements with unrelated third parties, under which the unrelated third parties provide certain non-programming related sales, operational and managerial services to these stations. We continue to own all of the assets of these stations and to program and control each station's operations.

(j) On February 1, 2008, we entered into an outsourcing agreement with the unrelated third party owner of KFXA-TV to provide certain non-programming related sales, operational and administrative services to KFXA-TV. During 2008, we entered into an agreement with this unrelated third party for the right to acquire the FCC license of KFXA-TV in Cedar Rapids, Iowa, pending FCC approval.

(k) On February 16, 2012, we entered into an outsourcing agreement with the unrelated third party owner of WWHO-TV to provide certain non-programming related sales, operational and administrative services to WWHO-TV.

(l) WDBB-TV simulcasts the programming broadcast on WTTO-TV pursuant to a programming services agreement. The station rank applies to the combined viewership of these stations. In fourth quarter 2010, the FCC approved Cunningham's acquisition of WDBB's license assets. In February 2011, Cunningham acquired the license assets and we will continue to operate WDBB pursuant to a LMA agreement.

(m) WICD-TV, a satellite of WICS-TV under FCC rules, simulcasts all of the programming aired on WICS-TV except the news broadcasts. WICD-TV airs its own news broadcasts. The station rank applies to the combined viewership of these stations.

(n) WCCU-TV, a satellite of WRSP-TV under FCC rules, simulcasts all of the programming aired on WRSP-TV. The station rank applies to the combined viewership of these stations.

(o) KAAS-TV, KOCW-TV, KSAS-LD-TV and KAAS-LD-TV are satellites of KSAS-TV under FCC rules. These stations simulcast all of the programming aired on KSAS-TV's primary and secondary channels.

(p) These stations are rebroadcasting program content from one of the primary stations listed within the same market.

(q) On December 1, 2012, Deerfield Media, Inc. (Deerfield) purchased from us the license assets of KMYS-TV and WSTR-TV, which we previously owned. Also, on December 1, 2012, Deerfield purchased the license assets of WPMI-TV and WJTC-TV from Newport Television LLC (Newport) and KBTV-TV from Nexstar Broadcasting, Inc. (Nexstar). Concurrently, we entered into an outsourcing agreement with Deerfield to provide certain non-programming related sales, operational and administrative services to these stations.

(r) In December 2012, we acquired Newport's rights under the local marketing agreements with WLYH-TV and KMTW-TV, as well as options to acquire the license assets of these stations.

(s) On December 1, 2012, we purchased the non-license assets of WHAM-TV from Newport. Deerfield purchased the license assets of WHAM-TV on February 1, 2013. We entered into an outsourcing agreement with Newport, on December 1, 2012, to provide certain non-programming related sales, operational and administrative services to WHAM-TV, which was terminated upon Deerfield acquiring the license assets on February 1, 2013.

(t) The station is continuing to operate under the existing affiliation agreement with Azteca on a temporary basis while we negotiate a new affiliation agreement.

(u) Effective March 1, 2013, we closed on the sale of the assets of WLAJ-TV.

FORWARD-LOOKING STATEMENTS

This report includes or incorporates forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the Exchange Act), and the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties and assumptions about us, including, among other things, the following risks:

General risks

- the impact of changes in national and regional economies and credit and capital markets;
- consumer confidence;
- the potential impact of changes in tax law;
- the activities of our competitors;
- terrorist acts of violence or war and other geopolitical events;
- natural disasters that impact our advertisers and our stations;

Industry risks

- the business conditions of our advertisers particularly in the automotive and service industries;
- competition with other broadcast television stations, radio stations, multi-channel video programming distributors (MVPDs), internet and broadband content providers and other print and media outlets serving in the same markets;
- availability and cost of programming and the continued volatility of networks and syndicators that provide us with programming content;
- the effects of the Federal Communications Commission's (FCC's) National Broadband Plan and the auctioning and potential reallocation of our broadcasting spectrum;
- the effects of governmental regulation of broadcasting or changes in those regulations and court actions interpreting those regulations, including ownership regulations, indecency regulations, retransmission fee regulations and political or other advertising restrictions;
- labor disputes and legislation and other union activity associated with film, acting, writing and other guilds and professional sports leagues;
- the broadcasting community's ability to develop a viable mobile digital broadcast television (mobile DTV) strategy and platform and the consumer's appetite for mobile television;
- the operation of low power devices in the broadcast spectrum, which could interfere with our broadcast signals;
- the impact of reverse network compensation payments charged by networks pursuant to their affiliation agreements with broadcasters requiring compensation for network programming;
- the effects of new ratings system technologies including "people meters" and "set-top boxes," and the ability of such technologies to be a reliable standard that can be used by advertisers;
- the impact of new FCC rules requiring broadcast stations to publish, among other information, political advertising rates online;
- changes in the makeup of the population in the areas where stations are located;

Risks specific to us

- the effectiveness of our management;
- our ability to attract and maintain local and national advertising;
- our ability to service our debt obligations and operate our business under restrictions contained in our financing agreements;
- our ability to successfully renegotiate retransmission consent agreements;
- our ability to renew our FCC licenses;
- our ability to obtain FCC approval for any future acquisitions, as well as, in certain cases, customary antitrust clearance for any future acquisitions;
- our ability to successfully integrate any acquired businesses;
- our ability to maintain our affiliation and programming service agreements with our networks and program service providers and at renewal, to successfully negotiate these agreements with favorable terms;
- our ability to effectively respond to technology affecting our industry and to increasing competition from other media providers;
- the popularity of syndicated programming we purchase and network programming that we air;
- the strength of ratings for our local news broadcasts including our news sharing arrangements;

- the successful execution of our multi-channel broadcasting initiatives including mobile DTV; and
- the results of prior year tax audits by taxing authorities.

Other matters set forth in this report and other reports filed with the Securities and Exchange Commission (SEC), including the *Risk Factors* set forth in Item 1A of this report may also cause actual results in the future to differ materially from those described in the forward-looking statements. However, additional factors and risks not currently known to us or that we currently deem immaterial may also cause actual results in the future to differ materially from those described in the forward-looking statements. You are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, events described in the forward-looking statements discussed in this report might not occur.

SELECTED FINANCIAL DATA

The selected consolidated financial data for the years ended December 31, 2012, 2011, 2010, 2009 and 2008 have been derived from our audited consolidated financial statements. The consolidated financial statements for the years ended December 31, 2012, 2011 and 2010 are included elsewhere in this report.

The information below should be read in conjunction with *Management's Discussion and Analysis of Financial Condition and Results of Operations* and the consolidated financial statements included elsewhere in this annual report on Form 10-K.

STATEMENTS OF OPERATIONS DATA
(In thousands, except per share data)

For the years ended December 31,	2012	2011	2010	2009	2008
Statements of Operations Data:					
Net broadcast revenues (a)	**$ 920,593**	$ 648,002	$ 655,836	$ 555,110	$ 639,624
Revenues realized from station barter arrangements	**86,905**	72,773	75,210	58,182	59,877
Other operating divisions revenues	**54,181**	44,513	36,598	43,698	55,434
Total revenues	**1,061,679**	765,288	767,644	656,990	754,935
Station production expenses	**255,556**	178,612	154,133	142,415	158,965
Station selling, general and administrative expenses	**171,279**	123,938	127,091	122,833	136,142
Expenses recognized from station barter arrangements	**79,834**	65,742	67,083	48,119	53,327
Depreciation and amortization (b)	**85,172**	51,103	55,141	65,247	63,105
Amortization of program contract costs and net realizable value adjustments	**60,990**	52,079	60,862	73,087	84,422
Other operating divisions expenses	**46,179**	39,486	30,916	45,520	59,987
Corporate general and administrative expenses	**33,391**	28,310	26,800	25,632	26,285
Gain on asset exchange	**—**	—	—	(4,945)	(3,187)
Impairment of goodwill, intangible and other assets	**—**	398	4,803	249,799	463,887
Operating income (loss)	**329,278**	225,620	240,815	(110,717)	(287,998)
Interest expense and amortization of debt discount and deferred financing cost	**(128,553)**	(106,128)	(116,046)	(80,021)	(87,634)
(Loss) gain from extinguishment of debt	**(335)**	(4,847)	(6,266)	18,465	5,451
Income (loss) from equity and cost method investees	**9,670**	3,269	(4,861)	354	(2,703)
Gain on insurance settlement	**47**	1,742	344	11	—
Other income, net	**2,233**	1,717	1,865	1,448	3,000
Income (loss) from continuing operations before income taxes	**212,340**	121,373	115,851	(170,460)	(369,884)
Income tax (provision) benefit	**(67,852)**	(44,785)	(40,226)	32,512	121,362
Income (loss) from continuing operations	**144,488**	76,588	75,625	(137,948)	(248,522)
Discontinued operations:					
Income (loss) from discontinued operations, net of related income taxes	**465**	(411)	(577)	(81)	(141)
Net income (loss)	**$ 144,953**	$ 76,177	$ 75,048	$ (138,029)	$ (248,663)
Net (income) loss attributable to noncontrolling interests	**(287)**	(379)	1,100	2,335	2,133
Net income (loss) attributable to Sinclair Broadcast Group	**$ 144,666**	$ 75,798	$ 76,148	$ (135,694)	$ (246,530)
Earnings (Loss) Per Common Share Attributable to Sinclair Broadcast Group:					
Basic earnings (loss) per share from continuing operations	**$ 1.78**	$ 0.95	$ 0.96	$ (1.70)	$ (2.87)
Basic earnings (loss) per share	**$ 1.79**	$ 0.94	$ 0.95	$ (1.70)	$ (2.87)
Diluted earnings (loss) per share from continuing operations	**$ 1.78**	$ 0.95	$ 0.95	$ (1.70)	$ (2.87)
Diluted earnings (loss) per share	**$ 1.78**	$ 0.94	$ 0.94	$ (1.70)	$ (2.87)
Dividends declared per share	**$ 1.54**	$ 0.48	$ 0.43	$ —	$ 0.80
Balance Sheet Data:					
Cash and cash equivalents	**$ 22,865**	$ 12,967	$ 21,974	$ 23,224	$ 16,470
Total assets	**$ 2,729,697**	$ 1,571,417	$ 1,485,924	$ 1,590,029	$ 1,816,407
Total debt (c)	**$ 2,273,379**	$ 1,206,025	$ 1,212,065	$ 1,366,308	$ 1,362,278
Total (deficit) equity	**$ (100,053)**	$ (111,362)	$ (157,082)	$ (202,222)	$ (58,700)

(a) Net broadcast revenues is defined as broadcast revenues, net of agency commissions.

(b) Depreciation and amortization includes depreciation and amortization of property and equipment and amortization of definite-lived intangible assets and other assets.

(c) Total debt is defined as notes payable, capital leases and commercial bank financing, including the current and long-term portions.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management's Discussion and Analysis provides qualitative and quantitative information about our financial performance and condition and should be read in conjunction with our consolidated financial statements and the accompanying notes to those statements. This discussion consists of the following sections:

Executive Overview – a description of our business, financial highlights from 2012, information about industry trends and sources of revenues and operating costs;

Critical Accounting Policies and Estimates – a discussion of the accounting policies that are most important in understanding the assumptions and judgments incorporated in the consolidated financial statements and a summary of recent accounting pronouncements;

Results of Operations – a summary of the components of our revenues by category and by network affiliation or program service arrangement, a summary of other operating data and an analysis of our revenues and expenses for 2012, 2011 and 2010, including comparisons between years and certain expectations for 2013; and

Liquidity and Capital Resources – a discussion of our primary sources of liquidity, an analysis of our cash flows from or used in operating activities, investing activities and financing activities, a discussion of our dividend policy and a summary of our contractual cash obligations and off-balance sheet arrangements.

We have two reportable operating segments, "broadcast" and "other operating divisions" that are disclosed separately from our corporate activities. Our broadcast segment includes our stations. Our other operating divisions segment primarily earned revenues in 2012 from sign design and fabrication; regional security alarm operating and bulk acquisitions; and real estate ventures.

STG, included in the broadcast segment and a wholly owned subsidiary of Sinclair Broadcast Group, Inc. (SBG), is the primary obligor under our Bank Credit Agreement, the 9.25% Notes, the 8.375% Notes and the 6.125% Notes. SBG is a guarantor under the Bank Credit Agreement, the 9.25% Notes, the 8.375% Notes and the 6.125% Notes. Our Class A Common Stock, Class B Common Stock, the 4.875% Convertible Senior Notes due 2018 (the 4.875% Notes) and the 3.0% Convertible Senior Notes due 2027 (the 3.0% Notes) remain obligations or securities of SBG and not obligations or securities of STG. SBG was the obligor of the 6.0% Notes until they were fully redeemed in 2011.

EXECUTIVE OVERVIEW

2012 Events

Acquisitions / Divestments:

- In January, we closed the acquisition of the assets of Four Points Media Group LLC (Four Points) for $200.0 million, and financed the acquisition with a $180.0 million draw under a recently raised incremental Term Loan B commitment under our amended Bank Credit Agreement plus a $20.0 million cash escrow previously paid;
- In April 2012, we closed the acquisition of the broadcast assets of Freedom Communications (Freedom) for $385.0 million, and financed the acquisition with an incremental draw of $157.5 on Term loan A and an incremental draw of $192.5 million on Term loan B under our Bank Credit Agreement plus a $38.5 million escrow release previously paid in November 2011;
- In October, we entered into an agreement to purchase substantially all the assets of the WUTB-TV (MNT) station in Baltimore, MD owned by Fox Television Stations, Inc. (FTS) for $2.7 million, subject to FCC approval and other closing conditions. Our agreement to purchase the license assets was assigned to Deerfield for $0.3 million, bringing our net purchase price to $2.4 million. Upon closing, we intend to provide sales and other non-programming services to this station pursuant to outsourcing arrangements;
- Effective December 1, 2012, we closed the asset acquisition of Bay TV, which owns WTTA-TV (MNT) in the Tampa / St. Petersburg, Florida market, for $40.0 million. We have performed sales, programming and other management services for this station pursuant to a LMA since January 1999. The LMA was terminated upon closing;
- Effective December 1, 2012, we closed the asset acquisition of certain broadcast assets of Newport, for $460.5 million (excludes amounts paid by Deerfield for the license assets of certain stations) as well as acquired Newport's rights under the local marketing agreements with WLYH-TV (CW) in Harrisburg, PA and KMTW-TV (MNT) in Wichita, KS, along with options to acquire the license assets of these stations. We financed the acquisition with the proceeds from our offering of 6.125% Senior Unsecured Notes due October 2022, which closed in October 2012 as described below, plus a $41.3 million cash escrow previously paid;
- Effective December 1, 2012, we closed on our agreement to purchase the assets of KBTV-TV (FOX) located in Beaumont, TX for $12.5 million (excluding amounts paid by Deerfield for the license assets);
- Effective December 1, 2012, we closed on our agreements with Deerfield to sell Deerfield the license assets of one of our stations in San Antonio (KMYS-TV CW) and our station in Cincinnati (WSTR-TV MNT) for a total of $10.7 million, and assigned to Deerfield the right to buy the license assets of WPMI-TV and WJTC-TV in the Mobile / Pensacola market, WHAM-TV in the Rochester, NY market and KBTV-TV in the Beaumont, TX market for $13.5 million. We also acquired the options to acquire the license assets of these stations held by Deerfield. We provide sales and other non-programming services to each of these five stations pursuant to outsourcing agreements; and
- On December 31, 2012 we closed on the purchase of the non-license assets of GoCom Media, Inc's (GoCom) three television stations, WRSP-TV (FOX), WCCU-TV (FOX), WBUI-TV (CW), in the Champaign / Springfield / Decatur, Illinois market for $25.7 million, along with options for the license assets. We provide sales and other non-programming services to these stations pursuant outsourcing agreements;

Other:

- In February, our Board of Directors declared a quarterly cash dividend of $0.12 per share which was paid on March 15, 2012, to the holders of record at the close of business on March 1, 2012;
- In May, our Board of Directors declared a quarterly cash dividend of $0.12 per share which was paid on June 15, 2012, to the holders of record at the close of business on June 1, 2012;
- On May 14, 2012, the Company and the licensees of stations to which we provide services, representing 20 affiliates of Fox Broadcast Company (FOX) in total, extended the network affiliation agreements with FOX from the existing term of December 31, 2012 to December 31, 2017. Concurrently, we entered into an assignable option agreement with FTS giving us or our assignee the right to purchase substantially all the assets of the WUTB-TV station (Baltimore, MD) owned by FTS, which has a program service arrangement with MyNetwork, and entered into an option agreement giving FTS the right to purchase our stations in up to three of the following four markets: Las Vegas, NV, Raleigh, NC, Cincinnati, OH, and Norfolk, VA. The option was due to expire March 30, 2013; however, in January 2013, FTS notified the Company that it would not exercise its option to purchase our stations in any of the aforementioned markets. In the second quarter of 2012, we paid $25.0 million to FOX pursuant to the agreement and we are required to pay the last installment payment in the amount of $25.0 million, due on April 26, 2013;
- In August, our Board of Directors declared a quarterly dividend of $0.15 per share which was paid on September 14, 2012, to the holders of record at the close of business on August 31, 2012;

- In August, we entered into a multi-year retransmission consent agreement with DISH Network for continued carriage in all of our markets;
- In September, we entered into an amendment of our Bank Credit Agreement to provide more flexibility with restrictive covenants and permitted incremental indebtedness. There were no changes pertaining to interest rates or maturities of the outstanding debt or commitments under the Bank Credit Agreement;
- In October, we issued $500.0 million aggregate principal amount of Senior Unsecured Notes due 2022 (the Notes). The Notes were priced at 100% of their principal amount and bear interest at a rate of 6.125% per annum payable semi-annually on April 1 and October 1, commencing on April 1, 2013. The Notes mature in October 2022 and are guaranteed by Sinclair and certain of its' subsidiaries. See *Liquidity and Capital Resources* for more information;
- In November, our Board of Directors declared a quarterly cash dividend of $0.15 per share and a special cash dividend of $1.00 per share payable on December 14, 2012, to the holders of record at the close of business on November 30, 2012; and
- In November, we entered into a multi-year retransmission consent agreement with Mediacom for continued carriage of our stations which are located in Mediacom's markets.

2013 Events

- Effective January 1, 2013, we entered into a six-year affiliation agreement with the CBS Network on its Portland, ME and Cedar Rapids, IA affiliates, expiring December 31, 2018;
- In January 2013, we entered into an agreement to sell the assets of WLWC-TV (CW) in Providence, Rhode Island to OTA Broadcasting LLC for $13.8 million. The transaction is expected to close in the second quarter of 2013, subject to FCC approval and other closing conditions. As of December, 31, 2012 the station is classified as held for sale and the results of operations are classified as discontinued operations;
- In February 2013, our Board of Directors declared a quarterly dividend of $0.15 per share which is payable on March 15, 2013, to the holders of record at the close of business on March 1, 2013;
- In February 2013, we entered into an agreement to purchase certain stock and/or broadcast assets of four television stations, located in four markets, owned by COX Media Group for $99.0 million less $4.3 million of working capital adjustments, less amounts to be paid by third party companies, and entered into an agreement to provide sales services to one other station. The transaction is expected to close in the second quarter of 2013 subject to the approval of the FCC and customary antitrust clearance;
- In February 2013, we entered into an agreement to purchase the broadcast assets of 18 television stations owned by Barrington Broadcasting Group, LLC for $370.0 million, less amounts to be paid by third parties, and entered into agreements to operate or provide sales services to another six stations. Also, the Company will sell its station WSYT-TV (FOX) and assign its LMA with WNYS-TV (MNT) in Syracuse, NY, and sell its station in Peoria IL, WYZZ-TV (FOX). The transaction is expected to close in the second quarter of 2013 subject to the approval of the FCC and customary antitrust clearance;
- In February, we entered into a retransmission consent agreement with DirecTV for continued carriage in all of our markets; and
- Effective March 1, 2013, we closed the sale of the assets of WLAJ-TV (ABC) in Lansing, MI to an unrelated third party for $14.4 million. The related results from operations, net of related income taxes, have been reclassified from income from continuing operations and reflected as net income from discontinued operations.

Industry Trends

- Political advertising increases in even-numbered years, such as 2012, due to the advertising expenditures from candidates running in local and national elections and issue-related advertiser spending. In addition, political revenue has consistently risen between presidential election or mid-term election years such as from 2008 to 2012 or from 2006 to 2010, respectively. In every fourth year, such as 2012, political advertising is usually elevated further due to presidential elections;
- The FCC has permitted broadcast television stations to use their digital spectrum for a wide variety of services including multi-channel broadcasts. The FCC "must-carry" rules only apply to a station's primary digital stream;
- Retransmission consent rules provide a mechanism for broadcasters to seek payment from MVPDs who carry broadcasters' signals. Recognition of the value of the programming content provided by broadcasters, including local news and other programming and network programming all in HD has generated increased local revenues;
- We, as well as a number of other broadcasters, have joined and worked together in organizations such as the NAB (along with OMVC now merged), M500 and the MCV to focus on efforts to accelerate the nationwide availability of mobile DTV and other advanced digital distribution services and work through the many programming, advertising, distribution and aggregation opportunities. There is potential for broadcasters to create an additional revenue stream by

providing their signals to a wide variety of mobile / portable devices (tablets, laptops, smartphones, etc.) as well as through other multi-channel / multi-platform initiatives;

- Automotive-related advertising is a significant portion of our total net revenues in all periods presented and these revenues trended downward in most of 2009 due to the economic turmoil. However, this sector has dramatically trended upward in the past few years due to improved economic conditions;
- Many broadcasters are enhancing / upgrading their websites to use the internet to deliver rich media content, such as newscasts and weather updates, to attract advertisers and to compete with other internet sites and smart phone and tablet device applications;
- Seasonal advertising increases occur in the second and fourth quarters due to the anticipation of certain seasonal and holiday spending by consumers;
- Broadcasters have found ways to increase returns on their news programming initiatives while continuing to maintain locally produced content through the use of news sharing arrangements;
- Station outsourcing arrangements are becoming more common as broadcasters seek out ways to improve revenues and margins;
- Advertising revenue related to the Olympics occurs in even numbered years and the Super Bowl is aired on a different network each year. Both of these popularly viewed events can have an impact on our advertising revenues; and
- Compensation from networks to their affiliates in exchange for broadcasting of network programming has halted. Networks now require compensation from broadcasters for the use of network programming.

Sources of Revenues and Costs

Our operating revenues are derived from local and national advertisers and, to a much lesser extent, from political advertisers. We also generate local revenues from our retransmission consent agreements with MVPDs. Our revenues from local advertisers have seen a continued upward trend, with the exception of 2008 and 2009 when non-political revenues fell due to the economic recession. Revenues from national advertisers have continued to trend downward when measured as a percentage of total broadcast revenues. We believe this trend is the result of our focus on increasing local advertising revenues as a percentage of total advertising revenues, combined with a decrease in overall spending by national advertisers and an increase in the number of competitive media outlets providing national advertisers multiple alternatives in which to advertise their goods or services. Our efforts to mitigate the effect of these increasingly competitive media outlets for national advertisers include continuing our efforts to increase local revenues and developing innovative sales and marketing strategies to sell traditional and non-traditional services to our advertisers including the success of multi-channel digital initiatives together with mobile DTV. In addition, our revenue success is dependent on the success and advertising spending levels of the automotive industry.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

This discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amount of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates including those related to bad debts, program contract costs, intangible assets, income taxes, property and equipment, and investments. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. These estimates have been consistently applied for all years presented in this report and in the past we have not experienced material differences between these estimates and actual results. However, because future events and their effects cannot be determined with certainty, actual results could differ from our estimates and such differences could be material.

We have identified the policies below as critical to our business operations and to the understanding of our results of operations. For a detailed discussion of the application of these and other accounting policies, see *Note 1. Nature of Operations and Summary of Significant Accounting Policies,* in the Notes to our Consolidated Financial Statements.

Valuation of Goodwill, Long-Lived Assets, Intangible Assets and Equity and Cost Method Investments. We periodically evaluate our goodwill, broadcast licenses, long-lived assets, intangible assets and equity and cost method investments for potential impairment indicators. Our judgments regarding the existence of impairment indicators are based on estimated future cash flows, market conditions, operating performance of our stations, legal factors and other various qualitative factors.

We have determined our broadcast licenses to be indefinite-lived intangible assets in accordance with the accounting guidance for goodwill and other intangible assets, which requires such assets along with our goodwill to be tested for impairment on an annual basis or more often when certain triggering events occur. As of December 31, 2012, we had $1,074.0 million of goodwill,

$85.1 million in broadcast licenses, and $623.4 million in definite-lived intangibles. We perform our annual impairment tests for goodwill and broadcast licenses at the beginning of the fourth quarter each year.

In 2011, we early adopted the accounting guidance related to the annual goodwill impairment assessment, which allowed us, to first qualitatively assess whether it is more likely than not that goodwill has been impaired. As part of our qualitative assessment for goodwill impairment, we consider the following factors related to the reporting units, where applicable:

- Significant changes in the macroeconomic conditions;
- Significant changes in the regulatory environment;
- Significant changes in the operating model, management, products and services, customer base, cost structure and/or margin trends;
- Comparison of current and prior year operating performance and forecast trends for future operating performance; and
- The excess of the fair value over carrying value of the reporting units determined in prior quantitative assessments.

If we conclude that it is more likely than not that a reporting unit is impaired, we will apply the quantitative two-step method for goodwill. Prior to 2011, the annual impairment test for goodwill was performed using the quantitative two-step method, for all reporting units. Our quantitative assessment for our goodwill consists of estimating the fair value of our reporting units, using a combination of a market approach, using recent comparable market transactions and estimated market multiples, and an income approach, using a discounted cash flow model. The key assumptions used to determine the fair value of our reporting units to test our goodwill for impairment consist of discount rates, revenue and expense growth rates and comparable business multiples. The projected growth rates are based on our internal forecast of future performance, historical trends, and projected long-range inflation and long-term industry projections. The discount rate is based on a number of factors including market interest rates, a weighted average cost of capital analysis based on the target capital structure for a television station, and includes adjustments for market risk and company specific risk. For goodwill, if we determine that the fair value of the reporting unit is less than the carrying value, we then perform the second step which requires allocation of the reporting unit's fair value to all of its assets and liabilities in a manner similar to a purchase price allocation, with any residual fair value being allocated to goodwill to determine the implied fair value. An impairment charge will be recognized only when the implied fair value of a reporting unit's goodwill is less than its carrying amount.

We early adopted the recent accounting guidance related to the annual indefinite-lived intangible asset impairment test, which allowed us, beginning with our 2012 indefinite-lived intangible impairment test, to first qualitatively assess whether it is more likely than not that an indefinite-lived intangible asset has been impaired. As part of our qualitative assessment for indefinite-lived intangible assets, we consider the following factors related to the indefinite-lived intangible asset, where applicable:

- Significant changes in cost factors that could affect the inputs used to determine the fair value of the indefinite-lived intangible asset;
- Significant changes in the legal or regulatory environment;
- Significant changes in management, key personnel, strategy or customers that could affect the inputs used to determine the fair value of the indefinite-lived intangible asset;
- Significant changes in the industry and/or market;
- Significant changes in macroeconomic conditions;
- Comparison of current and prior year operating performance and forecast trends for future operating performance; and
- The excess of the fair value over carrying value of the indefinite-lived intangible assets determined in prior quantitative assessments.

If we conclude that it is more likely than not that an indefinite-lived intangible asset is impaired, we will calculate the fair market value of the indefinite-lived intangible asset and compare to the book value. Prior to 2012, the annual impairment test for our indefinite-lived intangibles, broadcast licenses, involved a quantitative assessment in which we estimated the fair market value of our broadcast licenses and compared to the book value. We estimated the fair market value of our broadcast licenses using a discounted cash flow model. The key assumptions used to determine the fair value of our broadcast licenses consist of discount rates, normalized market share, normalized profit margin, expected future growth rates and estimated start-up costs. We then compared the estimated fair market value to the book value of these assets to determine if impairment exists. For the broadcast licenses, if the fair value is less than book value, we would record the resulting impairment.

We aggregate our stations by market for purposes of our goodwill and license impairment testing and we believe that our markets are most representative of our broadcast reporting units because segment management views, manages and evaluates our stations on a market basis. Furthermore, in our markets where we operate or provide services to more than one station, certain costs of operating the stations are shared including the use of buildings and equipment, the sales force and administrative personnel. Our discounted cash flow model is based on our judgment of future market conditions within each designated marketing area, as well as discount rates that would be used by market participants in an arms-length transaction.

Based on the results of our annual qualitative assessment for goodwill impairment performed in 2012, we concluded that we would need to perform a quantitative "Step 1" test for three of our markets which had aggregate goodwill of $79.5 million as of October 1, 2012, the date of our annual impairment test. These markets had a decrease in operating results for the past few years and therefore, we estimated the fair value of these reporting units based on a market approach and income approach. For all three markets, the fair value of the reporting unit exceeded the respective carrying value by more than 10%. For all our other reporting units, we concluded based on the qualitative assessment that it was more likely than not that the fair values of these reporting units would sufficiently exceed their carrying values and it was not necessary to perform the quantitative two-step method. For the year ended December 31, 2012, an increase in our discount rate and/or a decrease in our multiple of 10% would not result in goodwill impairment. Based on the annual qualitative assessment for goodwill impairment performed in 2011, we concluded that it was more likely than not that the fair values of all reporting units would sufficiently exceed their carrying value and thus it was not necessary to perform the quantitative two-step method. The qualitative factors for our reporting units reviewed during our 2012 and 2011 assessments, with the exception of the three markets in which we performed a quantitative assessment, indicated stable or improving margins and favorable or stable forecasted economic conditions including stable discount rates and comparable business multiples. Additionally, the results of prior quantitative assessments supported significant excess fair value over carrying value of our reporting units. As a result of our 2010 annual quantitative impairment assessment, all of our reporting units had fair values in excess of carrying value and therefore, we did not record any goodwill impairment during the year ended December 31, 2010.

Based on the annual qualitative assessment for broadcast license impairment performed in 2012, we concluded that it was more likely than not that the fair values of all broadcast licenses would sufficiently exceed their carrying values and thus it was not necessary to perform a quantitative test. The qualitative factors for our broadcast licenses indicated an increase in market revenues, consistent expected market growth rates, stable market shares and stable cost factors from 2011 to 2012. We recorded a $0.4 million interim impairment charge in the first quarter of 2011 due to an anticipated increase in construction costs for one of our stations as a result of converting to full power. As a result of our annual impairment test for broadcast licenses in 2011, we concluded that impairment did not exist. The revenue, expense and constant growth rates used in determining the fair value of our broadcast licenses increased slightly from 2010 to 2011. The discount rates used to determine the fair value of our broadcast licenses did not change significantly from 2010 to 2011. During the year ended December 31, 2010, we recorded $4.8 million in impairment on our broadcast licenses and other assets. The $4.8 million impairment charge recorded in 2010 was primarily the result of additional cash outflows for increased signal strength necessary to maintain competitive market positions.

We believe we have made reasonable estimates and utilized appropriate assumptions to evaluate whether it was more likely than not that the fair value of our reporting units and broadcast licenses was less than their carrying values. If future results are not consistent with our assumptions and estimates, including future events such as a deterioration of market conditions or significant increases in discount rates, we could be exposed to impairment charges in the future. Any resulting impairment loss could have a material adverse impact on our consolidated balance sheets, consolidated statements of operations and consolidated statements of cash flows.

For all other long-lived assets, including fixed assets and definite-lived intangibles, we assess recoverability of the assets whenever events or changes in circumstances indicate that the net book value of the assets may not be recoverable. If we conclude that such triggering event has occurred, we perform a two-step quantitative test to first assess whether the asset is recoverable by comparing the sum of undiscounted cash flows of the asset group to the carrying value of the asset group, including goodwill. If the sum of undiscounted cash flows is less than the carrying value of the asset group, we then measure and allocate the amount of impairment to record for each of the assets in the asset group by comparing the respective fair value of the assets to their carrying values. We did not have any indicators of impairment of our long-lived assets in 2010, 2011 or 2012.

When factors indicate that there may be a decrease in value of an equity or cost method investment, we assess that investment and determine whether a loss in value has occurred. If that loss is deemed to be other than temporary, an impairment loss is recorded. For any investments that indicate a potential impairment, we estimate the fair value of those investments using discounted cash flow models, unrelated third party valuations or industry comparables, based on the various facts available to us. During 2012 and 2010, we recorded $1.3 million and $6.7 million of impairment on equity method investments, respectively. No impairment of our equity or cost method investments was recorded 2011.

Revenue Recognition. Advertising revenues, net of agency commissions, are recognized in the period during which commercials are aired. All other revenues are recognized as services are provided. The revenues realized from station barter arrangements are recorded as the programs are aired at the estimated fair value of the advertising airtime given in exchange for the program rights. Some of our retransmission consent agreements contain both advertising and retransmission consent elements that are paid in cash. We have determined that these agreements are revenue arrangements with multiple deliverables. Advertising and retransmission consent deliverables sold under our agreements are separated into different units of accounting based on fair value. Revenue applicable to the advertising element of the arrangement is recognized consistent with the advertising revenue policy noted above. Revenue applicable to the retransmission consent element of the arrangement is recognized over the life of the agreement.

Allowance for Doubtful Accounts. We maintain an allowance for doubtful accounts for estimated losses resulting from extending credit to our customers that are unable to make required payments. If the economy and/or the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. For example, a 10% increase in the balance of our allowance for doubtful accounts as of December 31, 2012, would increase bad debt expense by approximately $0.3 million. The allowance for doubtful accounts was $3.1 million and $3.0 million for the years ended December 31, 2012 and 2011, respectively.

Program Contract Costs. We have agreements with distributors for the rights to televise programming over contract periods, which generally run from one to seven years. Contract payments are made in installments over terms that are generally equal to or shorter than the contract period. Each contract is recorded as an asset and a liability at an amount equal to its gross cash contractual commitment when the license period begins and the program is available for its first showing. The portion of program contracts which become payable within one year is reflected as a current liability in the consolidated balance sheets. As of December 31, 2012 and 2011, we recorded $69.3 million and $54.5 million, respectively, in program contract assets and $104.4 million and $91.5 million, respectively, in program contract liabilities.

The programming rights are reflected in the consolidated balance sheets at the lower of unamortized cost or estimated net realizable value (NRV). Estimated NRVs are based on management's expectation of future advertising revenue, net of sales commissions, to be generated by the remaining program material available under the contract terms. Amortization of program contract costs is generally computed using a four-year accelerated method or a straight-line method, depending on the length of the contract. Program contract costs estimated by management to be amortized within one year are classified as current assets. Program contract liabilities are typically paid on a scheduled basis and are not impacted by adjustments for amortization or estimated NRV. If our estimate of future advertising revenues declines, then additional write downs to NRV may be required.

Income Tax. We recognize deferred tax assets and liabilities based on the differences between the financial statements carrying amounts and the tax bases of assets and liabilities. As of December 31 2011, we recorded $4.9 million in deferred tax assets. As of December 31, 2012 and 2011, we recorded $234.1 million and $247.6 million, respectively, in deferred tax liabilities. We provide a valuation allowance for deferred tax assets if we determine that it is more likely than not that some or all of the deferred tax assets will not be realized. In evaluating our ability to realize net deferred tax assets, we consider all available evidence, both positive and negative, including our past operating results, tax planning strategies and forecasts of future taxable income. In considering these sources of taxable income, we must make certain judgments that are based on the plans and estimates used to manage our underlying businesses on a long-term basis. A valuation allowance has been provided for deferred tax assets related to a substantial portion of our available state net operating loss carryforwards, based on past operating results, expected timing of the reversals of existing temporary book/tax basis differences, alternative tax strategies and projected future taxable income.

Recent Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board (FASB) issued new guidance for fair value measurements. The purpose of the new guidance is to have a consistent definition of fair value between U.S. Generally Accepted Accounting Principles (GAAP) and International Financial Reporting Standards (IFRS). Many of the amendments to GAAP are not expected to have a significant impact on practice; however, the new guidance does require new and enhanced disclosure about fair value measurements. The amendments were effective for interim and annual periods beginning after December 15, 2011 and should be applied prospectively. This guidance did not have a material impact on our consolidated financial statements but we have included the additional quantitative and qualitative disclosures required for our Level 3 fair value measurements beginning with the quarter ended March 31, 2012.

In September 2011, the FASB issued the final Accounting Standards Update for goodwill impairment testing. The standard allows an entity to first consider qualitative factors when deciding whether it is necessary to perform the current two-step goodwill impairment test. An entity would need to perform step-one if it determines qualitatively that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount. The changes are effective prospectively for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. We adopted this new guidance in the fourth quarter of 2011 in completing our annual impairment analysis. See *Note 5. Goodwill, Broadcast Licenses and Other Intangible Assets* for further discussion of the results of our goodwill impairment analysis. This guidance impacts how we perform the annual goodwill impairment test; however, it did not impact our consolidated financial statements as the guidance does not impact the timing or amount of any resulting impairment charges.

In July 2012, the FASB issued new guidance for testing indefinite-lived intangible assets for impairment. The new guidance allows companies to perform a qualitative assessment to determine whether further impairment testing of indefinite-lived intangible assets is necessary, similar to the approach now applied to goodwill. Companies can first determine based on certain qualitative factors whether it is "more likely than not" (a likelihood of more than 50 percent) that an indefinite-lived intangible asset is impaired. The new standard is intended to reduce the cost and complexity of testing indefinite-lived intangible assets for impairment. The revised standard is effective for annual and interim impairment tests performed for fiscal years beginning after September 30, 2012 and early adoption is permitted. We adopted this new guidance in the fourth quarter of 2012 when completing our annual impairment analysis. *See Note 5. Goodwill, Broadcast Licenses and Other Intangible Assets* for further discussion of the results of our broadcast license impairment analysis. This guidance impacted how we perform our annual impairment testing for indefinite-lived intangible assets and changed our related disclosures for 2012; however, it does not have an impact on our consolidated financial statements as the guidance does not impact the timing or amount of any resulting impairment charges.

RESULTS OF OPERATIONS

In general, this discussion is related to the results of our continuing operations, except for discussions regarding our cash flows, which also include the results of our discontinued operations. The results of the acquired stations from Four Points as of January 1, 2012 (acquisition date), from Freedom as of April 1, 2012 (acquisition date) and Newport as of December 1, 2012 (acquisition date) are included in our results of our continuing operations. In 2012, we determined that the operating results of WLAJ-TV, which was one of the stations acquired in the Freedom acquisition, and WLWC-TV, which was one of the stations acquired in the Four Points acquisition, should be accounted for as discontinued operations and therefore the results are not included in our consolidated results of continuing operations year ended December 31, 2012. Unless otherwise indicated, references in this discussion and analysis to 2012, 2011 and 2010 are to our fiscal years ended December 31, 2012, 2011 and 2010, respectively. Additionally, any references to the first, second, third or fourth quarters are to the three months ended March 31, June 30, September 30 and December 31, respectively, for the year being discussed. We have two reportable segments, "broadcast" and "other operating divisions" that are disclosed separately from our corporate activities.

Seasonality/Cyclicality

Our operating results are usually subject to seasonal fluctuations. Usually, the second and fourth quarter operating results are higher than the first and third quarters' because advertising expenditures are increased in anticipation of certain seasonal and holiday spending by consumers.

Our operating results are usually subject to fluctuations from political advertising. In even numbered years, political spending is usually significantly higher than in odd numbered years due to advertising expenditures preceding local and national elections. Additionally, every four years, political spending is usually elevated further due to advertising expenditures preceding the presidential election.

Operating Data

The following table sets forth certain of our operating data from continuing operations for the years ended December 31, 2012, 2011 and 2010 (in millions). For definitions of terms, see the footnotes to the table in *Item 6. Selected Financial Data.*

	Years Ended December 31,		
	2012	2011	2010
Net broadcast revenues	$ 920.6	$ 648.0	$ 655.8
Revenues realized from station barter arrangements	86.9	72.8	75.2
Other operating divisions revenues	54.2	44.5	36.6
Total revenues	1061.7	765.3	767.6
Station production expenses	255.5	178.6	154.1
Station selling, general and administrative expenses	171.3	123.9	127.1
Expenses recognized from station barter arrangements	79.8	65.7	67.1
Depreciation and amortization	146.2	103.3	116.0
Other operating divisions expenses	46.2	39.5	30.9
Corporate general and administrative expenses	33.4	28.3	26.8
Impairment of goodwill, intangible and other assets	—	0.4	4.8
Operating income	$ 329.3	$ 225.6	$ 240.8
Net income attributable to Sinclair Broadcast Group	$ 144.7	$ 75.8	$ 76.1

BROADCAST SEGMENT

Broadcast Revenues

The following table presents our revenues from continuing operations, net of agency commissions, for the three years ended December 31, 2012, 2011 and 2010 (in millions):

	2012	2011	2010	Percent Change '12 vs. '11	Percent Change '11 vs. '10
Local revenues:					
Non-political	**$ 643.5**	$ 498.7	$ 464.0	29.0%	7.5%
Political	**12.9**	2.5	12.8	(a)	(a)
Total local	**656.4**	501.2	476.8	31.0%	5.1%
National revenues:					
Non-political	**180.2**	141.0	149.8	27.8%	(5.9%)
Political	**84.0**	5.8	29.2	(a)	(a)
Total national	**264.2**	146.8	179.0	80.0%	(18.0%)
Total net broadcast revenues	**$ 920.6**	$ 648.0	$ 655.8	42.1%	(1.2%)

(a) Political revenue is not comparable from year to year due to the cyclicality of elections. See *Political Revenues* below for more information.

Our largest categories of advertising and their approximate percentages of 2012 net time sales, which include the advertising portion of our local and national broadcast revenues, were automotive (20.8%), political (14.0%), services (13.9%), schools (5.9%) and retail / department stores (5.0%). No other advertising category accounted for more than 5.0% of our net time sales in 2012. No advertiser accounted for more than 1.2% of our consolidated revenue in 2012. We conduct business with thousands of advertisers.

Our primary types of programming and their approximate percentages of 2012 net time sales were syndicated programming (36.7%), network programming (24.2%), local news (25.1%), sports programming (8.1%) and direct advertising programming (5.9%).

From a network affiliation or program service arrangement perspective, the following table sets forth our affiliate percentages of net time sales for the years ended December 31, 2012 and 2011:

	# of Stations(a)	Percent of Net Time Sales for the Twelve Months Ended December 31, 2012	2011	Net Time Sales Percent Change '12 vs. '11(c)	'11 vs. '10
FOX	**24**	**36.9%**	47.4%	9.6%	(2.1%)
ABC	**11**	**19.5%**	20.5%	33.1%	(11.8%)
CBS	**11**	**18.6%**	3.0%	786.2%	(7.4%)
MyNetworkTV	**19**	**12.5%**	15.8%	11.0%	(5.8%)
The CW	**15**	**10.7%**	12.4%	22.0%	(10.9%)
NBC	**3**	**1.0%**	0.5%	169.7%	(23.2%)
Digital	**(b)**	**0.7%**	0.4%	110.8%	215.2%
Other	**2**	**0.1%**	N/A	nm	nm
Total	**85**				

nm- Not meaningful
N/A- Not applicable

(a) During 2012, we acquired or entered into outsourcing agreements to provide certain non-programming related sales, operational and administrative services to 27 stations with the following network affiliation or program service arrangements: CBS (two stations in the first quarter, five stations in the second quarter and two stations in the fourth quarter), NBC (two stations in the fourth quarter), FOX (four stations in the fourth quarter), ABC (one station in the second quarter and one station in the fourth quarter), CW (two stations in the first quarter, one station in the second quarter and two stations in the fourth quarter), MyNetworkTV (two stations in the first quarter and one station in the fourth quarter), Other (one station in the first quarter and one station in the fourth quarter). We reclassified the results of operations of WLAJ-TV, an ABC station acquired in the second quarter and WLWC-TV a CW station acquired in the first quarter, as discontinued operations as discussed in *Note 1. Summary of Significant Accounting Policies* and therefore the net time sales of WLAJ-TV and WLWC-TV are not included in the percentages above and are excluded from the number of stations.

(b) We broadcast programming from network affiliations or program service arrangements with CBS (rebroadcasted content from other primary channels within the same markets), The CW, MyNetworkTV, This TV, ME TV, LATV, Weather Radar, The Weather Authority Network, Live Well Network, Antenna TV, Bounce Network, The Country Network, Azteca, Telemundo and Estrella on additional channels through our stations' second and third digital signals.

(c) The amount of increases in net time sales related to 2012 acquisitions was: FOX 0.4%, ABC 10.4%, CBS 752.6%, MyNetworkTV 3.2%, CW 19.3%, NBC 124.0% and Digital 159.8%.

Net Broadcast Revenues. Net broadcast revenues increased $272.6 million for 2012 when comparing to 2011, of which $164.2 million was related to stations acquired during 2012. Additionally, revenues earned pursuant to the LMA with the Freedom stations during the first quarter of 2012 included $2.2 million for management services performed and $7.8 million of pass-through costs. The remaining increase was due to increases in advertising revenues generated from the political, direct response and beer / wine sectors. These increases were partially offset by a decrease in the internet, soft drinks, movies and drugs / cosmetic sectors. Excluding the stations acquired in 2012, automotive, which typically is our largest category, represented 20.3% of net time sales for the year ended December 31, 2012.

From a revenue category standpoint, 2011 when compared to 2010 was impacted by increases in most of the advertising sectors as the country's economic conditions in general continued to strengthen. Automotive, our largest category in 2011, was up 9.7% compared to 2010 as automotive dealers and manufacturers increased spending in response to an increase in auto sales.

Political Revenues. Political revenues, which include time sales from political advertising, increased by $88.6 million to $96.9 million for 2012 when compared to 2011. Political revenues decreased by $33.7 million to $8.3 million for 2011 when compared to 2010. Political revenues are typically higher in election years such as 2012 and 2010. Accordingly, we expect political revenues to decrease in 2013 from 2012 levels.

Local Revenues. Excluding political revenues, our local broadcast revenues, which include local times sales, retransmission revenues and other local revenues, were up $144.8 million for 2012 when compared to 2011, of which $112.1 million related to the stations acquired in 2012. The remaining increase is due to an increase in advertising spending particularly in the automotive and direct response sectors and an increase in retransmission revenues from MVPDs. These increases were partially offset by a decrease due to a decline in advertising revenues from the schools, fast food and services sectors and a change in networks for the Super Bowl programming from FOX to NBC as we had 20 FOX stations compared to one NBC station at the time when the Super Bowl aired in February 2012. Excluding political revenues, our local broadcast revenues, which include local times sales, retransmission revenues and other local revenues, were up $34.7 million for 2011, compared to 2010. The increase is due to an increase in advertising spending particularly in the automotive sector, an increase in retransmission revenues from MVPDs and amounts earned for services performed pursuant to the Four Points and Freedom LMAs ($2.2 million for management services performed and $7.8 million of pass-through costs).

National Revenues. Our national broadcast revenues, excluding political revenues, which include national time sales and other national revenues, were up $39.2 million for 2012 when compared to 2011, of which $38.5 million related to the stations acquired in 2012. The remaining increase was due to increases in advertising revenues generated from the direct response and services sectors. These increases were partially offset by a decline in advertising revenues in telecommunications and the drugs / cosmetic sectors. Excluding political revenues, our national broadcast revenues were down $8.8 million for 2011 when compared to 2010. This was primarily due to a decrease in advertising spending by the media, telecommunications, home products, professional services and movies sectors.

Broadcast Expenses

The following table presents our significant operating expense categories for the years ended December 31, 2012, 2011 and 2010 (in millions):

	2012	2011	2010	Percent Change (Increase/(Decrease)) '12 vs. '11	'11 vs. '10
Station production expenses	**$ 255.5**	$ 178.6	$ 154.1	43.1%	15.9%
Station selling, general and administrative expenses	**$ 171.3**	$ 123.9	$ 127.1	38.3%	(2.5%)
Amortization of program contract costs and net realizable value adjustments	**$ 61.0**	$ 52.1	$ 60.9	17.1%	(14.4%)
Corporate general and administrative expenses	**$ 28.9**	$ 24.8	$ 23.7	16.5%	4.6%
Impairment of goodwill, intangible and other assets	**$ —**	$ 0.4	$ 4.8	(100.0%)	(91.7%)
Depreciation and amortization expenses	**$ 77.5**	$ 44.6	$ 49.2	73.8%	(9.3%)

Station production expenses. Station production expenses increased $76.9 million during 2012 compared to 2011, of which $42.7 million related to the stations acquired in 2012. The remaining increases for the year were primarily due to an increase in fees pursuant to network affiliation agreements, increased compensation expense, increased employee / management incentive bonuses, increased news profit sharing expenses and increased rating service fees due to annual scheduled rate increases.

Station production expenses increased $24.5 million during 2011 compared to 2010. This increase was primarily due to an increase in fees pursuant to network affiliation agreements, increased compensation expense (including amounts related to the Four Points and Freedom stations pursuant to the LMAs prior to acquisition, which were pass-through costs), increased promotional advertising expenses and increased rating service fees due to annual scheduled rate increases. Additionally, news profit share expenses increased due to better news performance which resulted in higher payments to our news share partners.

Station selling, general and administrative expenses. Station selling, general and administrative expenses increased $47.4 million during 2012 compared to 2011, of which $38.4 million related to the stations acquired in 2012. The remaining increases for the year were primarily due to employee / management incentive bonuses, an increase in national sales commissions and increased compensation expense.

Station selling, general and administrative expenses decreased $3.2 million during 2011 compared to 2010. This decrease was primarily due to lower non-income based tax expense, a decrease in stock-based compensation and decreased national sales agency and local commission costs. These decreases were partially offset by an increase in expenses related to rollout of expanded digital product offerings.

We expect 2013 station production and station selling, general and administrative expenses, excluding barter and full year effect on 2012 acquisitions, to trend higher than our 2012 results.

Amortization of program contract costs and net realizable value adjustments. The amortization of program contract costs increased $8.9 million during 2012 compared to 2011, of which $7.1 million related to the stations acquired in 2012. The remaining increases for the year are due to more long-term program contracts, which resulted in higher contract cost amortization.

The amortization of program contract costs decreased $8.8 million during 2011 compared to 2010. We had purchased more barter and short-term program contracts which are less expensive and resulted in lower contract cost amortization.

Corporate general and administrative expenses. See explanation under *Corporate and Unallocated Expenses*

Impairment of goodwill, intangible and other assets. We completed our annual test of goodwill and broadcast licenses for impairment in fourth quarter 2012, 2011 and 2010. We recorded no impairment in 2012. During 2011, we recorded impairments of $0.4 million related to our broadcast licenses. During 2010, we recorded impairments of $4.8 million related to our broadcast licenses and other assets.

Depreciation and amortization expenses. Depreciation of property and equipment and amortization of definite-lived intangibles and other assets increased $32.9 million during 2012 compared 2011, of which $32.2 million related to the stations acquired in 2012.

Depreciation and amortization expenses decreased $4.6 million during 2011 compared to 2010. This decrease was primarily due to older assets that were becoming fully depreciated.

OTHER OPERATING DIVISIONS SEGMENT REVENUE AND EXPENSE

The following table presents our other operating divisions segment revenue and expenses which is comprised of the following for the years ended December 31, 2012, 2011 and 2010 (in millions): Triangle Signs & Services, LLC (Triangle), a sign designer and fabricator; Alarm Funding Associates, LLC. (Alarm Funding), a regional security alarm operating and bulk acquisition company; real estate ventures and other nominal businesses.

		2012		2011		2010	Percent Change	
							'12 vs. '11	'11 vs. '10
Revenues:								
Triangle	**$**	**26.5**	$	23.1	$	19.1	14.7%	20.9%
Alarm Funding	**$**	**16.0**	$	12.8	$	10.0	25.0%	28.0%
Real Estate Ventures and other	**$**	**11.7**	$	8.6	$	7.5	36.0%	14.7%
Expenses: (a)								
Triangle	**$**	**25.9**	$	21.8	$	19.8	18.8%	10.1%
Alarm Funding	**$**	**12.9**	$	12.7	$	8.0	1.6%	58.8%
Real Estate Ventures and other	**$**	**17.2**	$	12.3	$	9.8	39.8%	25.5%

(a) Comprises total expenses of the entity including other operating divisions expenses, depreciation and amortization and applicable other income (expense) items such as interest expense and non-cash stock-based compensation expense related to issuances of subsidiary stock awards.

The year over year increases in Triangle's revenue and expenses during 2012 compared to 2011 and 2011 compared to 2010 was primarily due to increases in sales volume due to new service contracts. The increases in Alarm Funding's revenue and expenses during 2012 compared to 2011 and 2011 compared to 2010 was primarily due to the acquisition of new alarm monitoring contracts. Revenues and expenses have increased for our consolidated real estate ventures over the same periods due to an increase in leasing activity for operating real estate properties and sales of property under development in 2012 compared to 2011. As of December 31, 2012, we held $71.7 million of real estate for development and sale.

Income (loss) from Equity and Cost Method Investments. As of December 31, 2012 and 2011, the carrying value of our investments in private equity funds and real estate ventures, accounted for under the equity or cost method, was $27.3 million and $65.9 million in 2012 and $26.3 million and $52.6 million in 2011, respectively. Results of our equity and cost method investments in private investment funds and real estate ventures are included in income from equity and cost method investments in our consolidated statements of operations. During 2012, we recorded income of $2.2 million related to certain private investment funds and income of $7.4 million related to our real estate ventures, including a $7.9 million gain on the sale of three of our real estate ventures, partially offset by a $0.9 million impairment charge related to one of our real estate ventures. During 2011, we recorded income of $2.3 million related to certain private equity funds and income of $1.0 million related to our real estate ventures, including a $1.1 million gain on sale of one of our real estate ventures. During 2010, we determined three of our investments were impaired, primarily due to decreases in underlying values of our real estate investments, and we recorded impairments totaling $6.7 million. Additionally, during 2010, we recorded losses of $1.7 million related to other real estate ventures and income of $3.6 million related to certain private equity funds.

CORPORATE AND UNALLOCATED EXPENSES

	2012	2011	2010	Percent Change (Increase/(Decrease)) '12 vs. '11	'11 vs. '10
Corporate general and administrative expenses	$ 2.8	$ 2.4	$ 2.2	16.7%	9.1%
Interest expense	**$ 125.3**	$ 102.4	$ 114.1	22.4%	(10.3%)
Loss from extinguishment of debt	**$ (0.3)**	$ (4.8)	$ (6.3)	(93.8%)	(23.8%)
Income tax provision	**$ (67.9)**	$ (44.8)	$ (40.2)	51.6%	11.4%

Corporate general and administrative expenses. We allocate most of our corporate general and administrative expenses to the broadcast segment. The explanation that follows combines corporate general and administrative expenses found in the *Broadcast Segment* section with the corporate general and administrative expenses found in this section, *Corporate and Unallocated Expenses.* These results exclude general and administrative costs from our other operating divisions segment which are included in our discussion of expenses in the *Other Operating Divisions Segment* section.

Combined corporate general and administrative expenses increased to $31.7 million in 2012 from $27.2 million in 2011. This is primarily due to an increase in transaction costs due to our recent acquisitions, an increase in higher group insurance costs and higher employee incentive / performance bonuses.

Combined corporate general and administrative expenses increased to $27.2 million in 2011 from $25.9 million in 2010. This is primarily due to an increase in employee bonuses, stock-based compensation from the issuance of stock-settled appreciation rights and the issuance of restricted and unrestricted common stock at higher stock prices when compared to 2010. The increases were partially offset by lower health and other insurance costs.

We expect corporate general and administrative expenses to increase in 2013 compared to 2012.

Interest expense. Interest expense increased in 2012 compared to 2011 primarily due to the incremental borrowings on our Term Loan A and Term Loan B under our Bank Credit Agreement for our acquisitions in 2012, the issuance of $500.0 million of 6.125% notes in the fourth quarter of 2012, as well as financing costs of $6.3 million related to the amendment of our Bank Credit Agreement, which were incurred in 2012. The increase in interest was partially offset by a decrease due to the full extinguishment of our 6.0% Notes in the second quarter of 2011.

Interest expense decreased in 2011 compared to 2010 primarily due to our amending and restating the Bank Credit Agreement in third quarter 2010 and the first quarter 2011, resulting in lower interest rates. In addition, interest expense decreased due to the redemption of our 8.0% Notes in fourth quarter 2010 and our 6.0% Notes in 2010 and second quarter 2011. These decreases were partially offset by certain financing costs recorded as interest expense during 2011 and 2010 of $6.1 million and $3.6 million, respectively, related to the amendments to the Bank Credit Agreement, mentioned previously, as well as the amendment in the fourth quarter 2011.

We expect interest expense to increase in 2013 compared to 2012 due to the acquisition financing.

Loss from extinguishment of debt. During the year ended December 31, 2012, we drew down on our incremental borrowings under the Bank Credit Agreement and wrote off a portion of our deferred financing costs and debt discount on the Term Loan B, resulting in a loss of $0.3 million from extinguishment of debt.

During the year ended December 31, 2011, we amended our Bank Credit Agreement and paid down a portion of our Term Loan B, completed the redemption of all $70.0 million of the remaining 6.0% Notes and repurchased certain of our 8.375% Notes, resulting in a loss of $4.8 million from extinguishment of debt.

Income tax (provision) benefit. The 2012 income tax provision for our pre-tax income from continuing operations (including the effects of the noncontrolling interest) of $212.1 million resulted in an effective tax rate of 32.0%. The 2011 income tax provision for our pre-tax income from continuing operations (including the effects of the noncontrolling interest) of $121.0 million resulted in an effective tax rate of 37.0%. The decrease in the effective tax rate from 2011 to 2012 is primarily due to a release of valuation allowance of $7.7 million related to certain deferred tax assets of Cunningham, one of our consolidated VIEs, as the weight of all available evidence supports realization of the deferred tax assets. The valuation allowance release determination was based primarily on the sufficiency of forecasted taxable income necessary to utilize NOLs expiring in years 2022 – 2029. This VIE files separate income tax returns. Any resulting tax liabilities are nonrecourse to us and we are not entitled to any benefit resulting from the deferred tax assets of the VIE.

As of December 31, 2012, we had a net deferred tax liability of $235.4 million (including $1.3 million classified as held for sale) as compared to a net deferred tax liability of $242.6 million as of December 31, 2011. The decrease primarily relates to an increase in deferred tax assets of Cunningham, one of our consolidated VIEs, primarily as a result of a release of valuation allowance.

The 2011 income tax provision for our pre-tax income from continuing operations (including the effects of the noncontrolling interest) of $121.0 million resulted in an effective tax rate of 37.0%. The 2010 income tax provision for our pre-tax income from continuing operations (including the effects of the noncontrolling interest) of $117.0 million resulted in an effective tax rate of 34.4%. The increase in the effective tax rate from 2011 to 2010 is primarily due to a $2.3 million tax benefit recorded in 2010, predominantly resulting from a change in estimate related to an increased deduction for the recovery of historical losses attributable to a disposition that took place in 2009.

As of December 31, 2012, we had $26.0 million of gross unrecognized tax benefits. Of this total, $15.0 million (net of federal effect on state tax issues) and $6.8 million (net of federal effect on state tax issues) represent the amounts of unrecognized tax benefits that, if recognized, would favorably affect our effective tax rates from continuing operations and discontinued operations, respectively. As of December 31, 2011, we had $26.1 million of gross unrecognized tax benefits. Of this total, $15.1 million (net of federal effect on state tax issues) and $6.8 million (net of federal effect on state tax issues) represent the amounts of unrecognized tax benefits that, if recognized, would favorably affect our effective tax rates from continuing operations and discontinued operations, respectively. We recognized $1.5 million and $1.3 million of income tax expense for interest related to uncertain tax positions for the years ended December 31, 2012 and 2011, respectively. See *Note 9. Income Taxes* in the Notes to our Consolidated Financial Statements for further information.

LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2012, we had $22.9 million in cash and cash equivalent balances and net negative working capital of approximately $3.2 million. Cash generated by our operations and borrowing capacity under the Bank Credit Agreement are used as our primary source of liquidity. As of December 31, 2012, we had $49.5 million of borrowing capacity available and $48.0 million drawn on our Revolving Credit Facility. We anticipate that existing cash and cash equivalents, cash flow from our operations and borrowing capacity under the Revolving Credit Facility and general uncommitted incremental term loan capacity of $500.0 million under our Bank Credit Agreement will be sufficient to satisfy our debt service obligations, capital expenditure requirements and working capital needs for the next twelve months. For our long-term liquidity needs, in addition to the sources described above, we may rely upon the issuance of long-term debt, the issuance of equity or other instruments convertible into or exchangeable for equity, or the sale of non-core assets. However, there can be no assurance that additional financing or capital or buyers of our non-core assets will be available, or that the terms of any transactions will be acceptable or advantageous to us.

We drew $180.0 million of the additional term loans to fund the acquisition of assets of Four Points, which closed in January 2012 and drew $350.0 million of the additional term loans to fund the acquisition of assets of Freedom, which closed in April 2012.

On September 20, 2012, we entered into an amendment (the Amendment) of our Bank Credit Agreement. Under the Amendment, we increased our incremental term loan capacity from $300.0 million to $500.0 million. Also under the Amendment, the level of permitted unsecured indebtedness increased from $450.0 million to $850.0 million, subject to certain limitations, and increased our ratio of our First Lien Indebtedness from 3.25 times EBITDA to 3.75 times EBITDA through December 31, 2014 with a decrease to 3.50 times EBITDA through maturity of the agreement. Other amended terms provided us with increased television station acquisition capacity, more flexibility under the other restrictive covenants and prepayments of the existing term loans. There were no changes pertaining to interest rates or maturities of the outstanding debt or commitments under the Bank Credit Agreement.

On October 12, 2012, we issued $500.0 million of Senior Unsecured Notes due on October 1, 2022, pursuant to an indenture (the Indenture) dated October 12, 2012. The Notes were priced at 100% of their par value and will bear interest at a rate of 6.125% per annum payable semi-annually on April 1 and October 1, commencing on April 1, 2013. Prior to October 1, 2017, we may redeem the Notes, in whole or in part, at any time or from time to time at a price equal to 100% of the principal amount of the Notes plus accrued and unpaid interest, if any, to the redemption date, plus a "make-whole" premium as set forth in the Indenture. Beginning on October 1, 2017, we may redeem some or all of the Notes at any time or from time to time at a redemption price set forth in the Indenture. In addition, on or prior to October 1, 2015, we may redeem up to 35% of the Notes using proceeds of certain equity offerings. We used part of the proceeds of this offering to finance the acquisitions in the fourth quarter, as described under the *Executive Overview*, including the acquisition of certain television stations from Newport. We used the remaining proceeds of this offering to partially fund the special dividend paid in December.

Sources and Uses of Cash

The following table sets forth our cash flows for the years ended December 31, 2012, 2011 and 2010 (in millions):

	2012	2011	2010
Net cash flows from operating activities	**$ 237.5**	$ 148.5	$ 155.0
Cash flows from (used in) investing activities:			
Acquisition of property and equipment	**$ (44.0)**	$ (35.8)	$ (11.7)
Acquisition of television stations	**(1,135.3)**	—	—
Decrease (increase) in restricted cash	**58.5**	(53.4)	59.6
Dividends and distributions from equity and cost method investees	**9.6**	3.8	0.9
Purchase of alarm monitoring contracts	**(12.5)**	(8.9)	(10.1)
Investments in equity and cost method investees	**(24.1)**	(11.6)	(7.2)
Other	**(1.5)**	(6.3)	0.4
Net cash flows (used in) from investing activities	**$ (1,149.3)**	$ (112.2)	$ 31.9
Cash flows from (used in) financing activities:			
Proceeds from notes payable, commercial bank financing and capital leases	**$ 1,247.2**	$ 151.7	$ 283.9
Repayments of notes payable, commercial bank financing and capital leases	**(179.3)**	(150.4)	(427.4)
Payments for deferred financing costs	**(18.7)**	(5.5)	(7.0)
Dividends paid on Class A and Class B Common Stock	**(123.9)**	(38.4)	(34.2)
Other	**(3.6)**	(2.7)	(3.4)
Net cash flows from (used in) financing activities	**$ 921.7**	$ (45.3)	$ (188.1)

Operating Activities

Net cash flows from operating activities increased during the year ended December 31, 2012 compared to the same period in 2011. During 2012, we received more cash receipts from customers, net of cash payments to vendors, partially offset by higher interest and tax payments and the $25.0 million payments to FOX pursuant to the agreements entered into during the second quarter of 2012.

Net cash flows from operating activities decreased during the year ended December 31, 2011 compared to the same period in 2010. During 2011, we received less cash receipts from customers, net of cash payments to vendors, in addition to other negative working capital changes, which was partially offset by lower interest and program payments. Additionally, we received net tax refunds in 2010 compared to net cash taxes paid in 2011.

We expect both interest expense and program payments to increase in 2013 compared to 2012.

Investing Activities

Net cash flows used in investing activities increased during the year ended December 31, 2012 compared to the same period in 2011. This increase is due to $1,135.3 million in payments for acquisitions of television stations, additional investment in equity investees, higher capital expenditures and the purchases of alarm monitoring contracts. This increase was partially offset by the use of the restricted cash held in escrow for our acquisitions and distributions received upon sale of three of our equity method investments during 2012.

With the exception of changes in restricted cash, net cash flows used in investing activities increased during the year ended December 31, 2011 compared to the same period in 2010. During 2011, we had higher capital expenditures primarily for news operations and upgrades to our master control systems in order to upgrade these operations to HD. Additionally, we made more investments in our other operating divisions. Restricted cash increased due to amounts required to be deposited in escrow accounts pursuant to the asset purchase agreements with Four Points and Freedom.

In 2013, we anticipate incurring fewer capital expenditures than incurred in 2012.

Financing Activities

Net cash flows from financing activities increased during the year ended December 31, 2012 compared to the same period in 2011. During 2012, we drew $530.0 million of incremental term loans to fund the asset acquisitions of both Four Points and Freedom, which closed in January 2012 and April 2012, respectively. We also issued $500.0 million of Senior Unsecured Notes and used the proceeds to fund the acquisitions in the fourth quarter. This was slightly offset by higher stock dividends paid in 2012 totaling $1.54 per share, which included the $1.00 per share special dividend paid in December, versus $0.48 per share in 2011, as well as, $13.2 million more in payments for deferred financing costs related to the incremental borrowings in 2012.

Net cash flows used in financing activities decreased during the year ended December 31, 2011 compared to the same period in 2010. During 2011, we amended our Bank Credit Agreement resulting in a new Term Loan A of $115.0 million and reducing our Term Loan B by $45.0 million. Additionally, we completed the redemption of the remaining $70.0 million of the 6.0% Notes at 100% of the face value of such notes plus accrued and unpaid interest. The redemption of the 6.0% Notes was effected in accordance with the terms of the indenture governing the 6.0% Notes and was funded from the net proceeds of our new Term Loan A. During 2010, we purchased $117.7 million principal amount of our 3.0% Notes, 4.87%% Notes and 6.0% Notes pursuant to a combination of tender offers, put rights and open market purchases. In addition, we fully extinguished the outstanding $224.7 million principal amount of 8.0% Notes.

From time to time, we may repurchase additional outstanding debt and stock on the open market. We expect to fund any repurchases with cash generated from operating activities and in some cases, borrowings under our Revolving Credit Facility.

During 2011, our Board of Directors declared quarterly dividends on common stock, of $0.12 per share. Dividends of $0.12 per share were paid in March 2011, June 2011, September 2011 and December 2011, for total dividend payments of $0.48 per share for the year ended December 31, 2011. During 2012, our Board of Directors declared a quarterly dividend of $0.12 per share in the months of February and May, which were paid in March and June, and $0.15 per share in the months of August and November, which were paid in September and December. A special cash dividend of $1.00 per share was also declared in November 2012, which was paid in December, for total dividend payments of $1.54 per share for the year ended December 31, 2012. In February 2013, our Board of Directors declared a quarterly dividend of $0.15 per share. Future dividends on our common shares, if any, will be at the discretion of our Board of Directors and will depend on several factors including our results of operations, cash requirements and surplus, financial condition, covenant restrictions and other factors that the Board of Directors may deem relevant. The Class A Common Stock and Class B Common Stock holders have the same rights related to dividends. Under our Bank Credit Agreement, in certain circumstances we may make up to $100.0 million in unrestricted annual cash payments including but not limited to dividends, of which $50.0 million may carry over to the next year.

Contractual Obligations

We have various contractual obligations which are recorded as liabilities in our consolidated financial statements. Other items, such as certain purchase commitments and other executory contracts are not recognized as liabilities in our consolidated financial statements but are required to be disclosed. For example, we are contractually committed to acquire future programming and make certain minimum lease payments for the use of property under operating lease agreements.

The following table reflects a summary of our contractual cash obligations as of December 31, 2012 and the future periods in which such obligations are expected to be settled in cash (in millions):

CONTRACTUAL OBLIGATIONS RELATED TO CONTINUING OPERATIONS (a)

	Total	2013	2014-2015	2016-2017	2018 and thereafter (b)
Notes payable, capital leases and commercial bank financing (c), (d)	$ 2,954.5	$ 150.0	$ 305.0	$ 1,519.0	$ 980.5
Notes and capital leases payable to affiliates (c)	33.1	4.2	8.6	7.9	12.4
Operating leases	24.8	4.7	8.3	7.5	4.3
Employment contracts	20.2	11.5	8.2	0.5	—
Program content (e)	752.7	191.9	301.4	241.3	18.1
Programming services (f)	93.6	40.1	26.0	19.2	8.3
Maintenance and support	9.2	2.4	3.4	3.4	—
Other operating contracts	10.0	0.7	1.3	1.4	6.6
LMA and outsourcing agreements (g)	0.2	0.1	0.1	—	—
Investments and loan commitments (h)	8.9	8.9	—	—	—
Total contractual cash obligations	$ 3,907.2	$ 414.5	$ 662.3	$ 1,800.2	$ 1,030.2

(a) Excluded from this table are $26.0 million of accrued unrecognized tax benefits. Due to inherent uncertainty, we can not make reasonable estimates of the amount and period payments will be made.

(b) Includes a one-year estimate of $8.3 million in payments related to contracts that automatically renew. We have not calculated potential payments for years after 2018.

(c) Includes interest on fixed rate debt and capital leases. Estimated interest on our recourse variable rate debt has been excluded. Recourse variable rate debt represents $899.5 million of our $2.3 billion total face value of debt as of December 31, 2012.

(d) During 2012, we drew $530.0 million of incremental term loans to fund the asset acquisitions of both the Four Points and Freedom stations. Additionally, we issued a private offering of $500.0 million of 6.125% Senior Unsecured Notes to fund the asset acquisition of the Newport stations and other acquisitions. As of December 31, 2012, we drew $48.0 million on our revolver. Included in these amounts is debt borrowed by Deerfield which is guaranteed by SBG and totals $20.0 million as of December 31, 2012.

(e) Our Program content includes contractual amounts owed through the expiration date of the underlying agreement for active and future program contracts, network programming and additional advertising inventory in various dayparts. Active program contracts are included in the balance sheet as an asset and liability while future program contracts are excluded until the cost is known, the program is available for its first showing or telecast and the licensee has accepted the program. Industry protocol typically enables us to make payments for program contracts on a three-month lag, which differs from the contractual timing within the table. Network programming agreements may include variable fee components such as subscriber levels, which in certain circumstances have been estimated and reflected in the table.

(f) Includes obligations related to rating service fees, music license fees, market research, weather and news services.

(g) Excluded from the table are estimated amounts due pursuant to LMAs and outsourcing agreements where we consolidate the counterparty. The fees that we are required to pay under these agreements total $5.8 million, $11.5 million, $3.5 million and $1.6 million for the periods 2013, 2014-2015, 2016-2017 and 2018 and thereafter, respectively. Certain station related operating expenses are paid by the licensee and reimbursed by us under the LMA agreements. Certain of these expenses that are in connection with contracts are included in table above.

(h) Commitments to contribute capital or provide loans to Allegiance Capital, LP, Sterling Ventures Partners, LP and Patriot Capital II, LP.

Off Balance Sheet Arrangements

Off balance sheet arrangements as defined by the SEC means any transaction, agreement or other contractual arrangement to which an entity unconsolidated with the registrant is a party, under which the registrant has: obligations under certain guarantees or contracts; retained or contingent interest in assets transferred to an unconsolidated entity or similar arrangements; obligations under certain derivative arrangements; and obligations arising out of a material variable interest in an unconsolidated entity. As of December 31, 2012, we do not have any material off balance sheet arrangements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk from changes in interest rates. At times we enter into derivative instruments primarily for the purpose of reducing the impact of changing interest rates on our floating rate debt and to reduce the impact of changing fair market values on our fixed rate debt. See *Note 6. Notes Payable and Commercial Bank Financing,* in the Notes to our Consolidated Financial Statements. As of December 31, 2012, we did not have any outstanding derivative instruments.

In January 2012, we drew $180.0 million of the incremental Term Loan B under our Bank Credit Agreement to fund the asset acquisition of Four Points, which closed January 1, 2012. In addition, in April 2012, we drew $157.5 million of the incremental Term Loan A and $192.5 million of the incremental Term Loan B under our Bank Credit Agreement to fund the asset acquisition of Freedom, which closed April 1, 2012. As of December 31, 2012, we had $48.0 million drawn on our revolver.

On September 20, 2012, we entered into an amendment of our Bank Credit Agreement. Under the Amendment, we increased our incremental term loan capacity from $300.0 million to $500.0 million. Also under the Amendment, the level of permitted unsecured indebtedness increased from $450.0 million to $850.0 million, subject to certain limitations, and we increased our ratio of our First Lien Indebtedness from 3.25 times EBITDA to 3.75 times EBITDA through December 31, 2014 with a decrease to 3.50 times EBITDA through maturity of the agreement. Other amended terms provided us with increased television station acquisition capacity, more flexibility under the other restrictive covenants and prepayments of the existing term loans. There were no changes pertaining to interest rates or maturities of the outstanding debt or commitments under the Bank Credit Agreement.

We are exposed to risk from a change in interest rates to the extent we are required to refinance existing fixed rate indebtedness at rates higher than those prevailing at the time the existing indebtedness was incurred. The carrying value and fair value of the 4.875% Notes, 3.0% Notes, 6.125% Notes, 8.375% Notes and 9.25% Notes combined was $1,236.5 million and $1,362.6 million, respectively, as of December 31, 2012. We estimate that adding 1.0% to prevailing interest rates would result in a decrease in fair value of these notes by $70.7 million as of December 31, 2012. Generally, the fair market value of these notes will decrease as interest rates rise and increase as interest rates fall. We are also exposed to risk from the changing interest rates of our variable rate debt, primarily related to our Bank Credit Agreement. For the year ended December 31, 2012, cash interest expense on our term loans and revolver related to our Bank Credit Agreement was $27.9 million. We estimate that adding 1.0% to respective interest rates would result in an increase in our interest expense of $7.5 million for the year ended December 31, 2012. We also have variable rate debt associated with our other operating divisions. We estimate that adding 1.0% to respective interest rates would result in $0.6 million of additional interest expense for the year ended December 31, 2012.

Under certain circumstances, we have contingent cash interest features related to the 3.0% Notes and the 4.875% Notes. The contingent cash interest feature for both issuances were embedded derivatives which have negligible fair values.

MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our Class A Common Stock is listed for trading on the NASDAQ stock market under the symbol SBGI. Our Class B Common Stock is not traded on a public trading market or quotation system. The following tables set forth for the periods indicated the high and low closing sales prices on the NASDAQ stock market for our Class A Common Stock.

2012		**High**		**Low**
First Quarter	**$**	**12.95**	**$**	**11.06**
Second Quarter	**$**	**11.33**	**$**	**7.92**
Third Quarter	**$**	**12.56**	**$**	**9.41**
Fourth Quarter	**$**	**12.92**	**$**	**10.39**

2011		**High**		**Low**
First Quarter	$	13.00	$	7.82
Second Quarter	$	12.70	$	9.24
Third Quarter	$	11.16	$	6.90
Fourth Quarter	$	11.50	$	6.95

As of March 1, 2013, there were approximately 101 shareholders of record of our common stock. This number does not include beneficial owners holding shares through nominee names.

Dividend Policy

During 2011, our Board of Directors declared quarterly dividends on common stock, of $0.12 per share. Dividends of $0.12 per share were paid in March 2011, June 2011, September 2011 and December 2011, for total dividend payments of $0.48 per share for the year ended December 31, 2011. During 2012, our Board of Directors declared a quarterly dividend of $0.12 per share in the months of February and May, which were paid in March and June, and $0.15 per share in the months of August and November, which were paid in September and December. A special cash dividend of $1.00 per share was also declared in November 2012, which was paid in December, for total dividend payments of $1.54 per share for the year ended December 31, 2012. In February 2013, our Board of Directors declared a quarterly dividend of $0.15 per share. Future dividends on our common shares, if any, will be at the discretion of our Board of Directors and will depend on several factors including our results of operations, cash requirements and surplus, financial condition, covenant restrictions and other factors that the Board of Directors may deem relevant. The Class A Common Stock and Class B Common Stock holders have the same rights related to dividends. Under our Bank Credit Agreement, in certain circumstances, we may make up to $100.0 million in unrestricted annual cash payments including but not limited to dividends, of which $50.0 million may carry over to the next year. Under the indentures governing our 9.25% Second Lien Notes, due 2017 (the 9.25% Notes), our 8.375% Senior Notes, due 2018 (the 8.375% Notes) and our 6.125% Notes, due 2022 (the 6.125% Notes), we are restricted from paying dividends on our common stock unless certain specified conditions are satisfied, including that:

- no event of default then exists under each indenture or certain other specified agreements relating to our indebtedness; and
- after taking account of the dividends payment, we are within certain restricted payment requirements contained in each indenture.

In addition, under certain of our debt instruments, the payment of dividends is not permissible during a default thereunder.

Issuer Purchases of Equity Securities

During 2012, we did not repurchase any shares of Class A Common Stock or other equity securities of Sinclair.

Comparative Stock Performance

The following line graph compares the yearly percentage change in the cumulative total shareholder return on our Class A Common Stock with the cumulative total return of the NASDAQ Composite Index and the cumulative total return of the NASDAQ Telecommunications Index (an index containing performance data of radio and television broadcast companies and communication equipment and accessories manufacturers) from December 31, 2007 through December 31, 2012. The performance graph assumes that an investment of $100 was made in the Class A Common Stock and in each Index on December 31, 2007 and that all dividends were reinvested. Total shareholder return is measured by dividing total dividends (assuming dividend reinvestment) plus share price change for a period by the share price at the beginning of the measurement period.

Company/Index/Market	12/31/07	12/31/08	12/31/09	12/31/10	12/31/11	**12/31/12**
Sinclair Broadcast Group, Inc.	100.00	44.09	57.32	122.61	178.44	**228.35**
NASDAQ Telecommunications Index	100.00	59.03	82.25	97.32	98.63	**110.78**
NASDAQ Composite Index	100.00	57.58	72.97	86.05	90.30	**89.62**


COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Sinclair Broadcast Group, Inc., the NASDAQ Composite Index,
and the NASDAQ Telecommunications Index
$250
$200
$150
$100
$50
$0
12/07
12/08
12/09
12/10
12/11
12/12
Sinclair Broadcast Group, Inc.
NASDAQ Composite
NASDAQ Telecommunications

*$100 invested on 12/31/07 in stock or index, including reinvestment of dividends.
Fiscal year ending December 31.

CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures and Internal Control over Financial Reporting

Our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the design and effectiveness of our disclosure controls and procedures and our internal control over financial reporting as of December 31, 2012.

The term "disclosure controls and procedures," as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to provide reasonable assurance that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to provide reasonable assurance that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the our management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

The term "internal control over financial reporting," as defined in Rules 13a-15d-15(f) under the Exchange Act, means a process designed by, or under the supervision of our Chief Executive and Chief Financial Officers and effected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles (GAAP) and includes those policies and procedures that:

- pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP and that our receipts and expenditures are being made in accordance with authorizations of management or our Board of Directors; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material adverse effect on our financial statements.

Assessment of Effectiveness of Disclosure Controls and Procedures

Based on the evaluation of our disclosure controls and procedures as of December 31, 2012, our Chief Executive Officer and Chief Financial Officer concluded that, as of such date, our disclosure controls and procedures were effective at the reasonable assurance level.

Report of Management on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we assessed the effectiveness of our internal control over financial reporting as of December 31, 2012 based on the criteria set forth in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment, management has concluded that, as of December 31, 2012, our internal control over financial reporting was effective based on those criteria.

Management has excluded the operations of the fourth quarter acquisitions including WKRC-TV, WOAI-TV, WHP-TV, WPMI-TV, WJTC-TV, KSAS-TV, WHAM-TV, WLYH-TV, KMTW-TV, KBTV-TV, WRSP-TV, WCCU-TV and WBUI-TV, from its assessment of internal control over financial reporting as of December 31, 2012. These assets acquired represent $514.8 million of total assets as of December 31, 2012 and $12.3 million of total revenues for the year ended December 31, 2012.

The effectiveness of our internal control over financial reporting as of December 31, 2012 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included herein.

Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the quarter ended December 31, 2012, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Limitations on the Effectiveness of Controls

Management, including our Chief Executive Officer and Chief Financial Officer, do not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within our company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management's override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share data)

As of December 31,	2012	2011
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 22,865	$ 12,967
Accounts receivable, net of allowance for doubtful accounts of $3,091 and $3,008, respectively	183,480	132,915
Affiliate receivable	416	252
Income taxes receivable	—	225
Current portion of program contract costs	56,581	38,906
Prepaid expenses and other current assets	7,404	17,274
Assets held for sale	30,357	—
Deferred barter costs	3,345	2,238
Deferred tax assets	—	4,940
Total current assets	304,448	209,717
PROGRAM CONTRACT COSTS, less current portion	12,767	15,584
PROPERTY AND EQUIPMENT, net	439,713	281,521
RESTRICTED CASH	225	58,726
GOODWILL	1,074,032	660,117
BROADCAST LICENSES	85,122	47,002
DEFINITE-LIVED INTANGIBLE ASSETS, net	623,406	175,341
OTHER ASSETS	189,984	123,409
Total assets (a)	$ 2,729,697	$ 1,571,417
LIABILITIES AND EQUITY (DEFICIT)		
CURRENT LIABILITIES:		
Accounts payable	$ 10,086	$ 8,872
Accrued liabilities	143,731	79,698
Income taxes payable	9,939	—
Current portion of notes payable, capital leases and commercial bank financing	47,622	38,195
Current portion of notes payable and capital leases payable to affiliates	1,704	3,014
Current portion of program contracts payable	88,015	63,825
Liabilities held for sale	2,397	—
Deferred barter revenues	3,499	1,978
Deferred tax liabilities	607	—
Total current liabilities	307,600	195,582
LONG-TERM LIABILITIES:		
Notes payable, capital leases and commercial bank financing, less current portion	2,210,866	1,148,271
Notes payable and capital leases to affiliates, less current portion	13,187	16,545
Program contracts payable, less current portion	16,341	27,625
Deferred tax liabilities	233,465	247,552
Other long-term liabilities	48,291	47,204
Total liabilities (a)	2,829,750	1,682,779
COMMITMENTS AND CONTINGENCIES (See *Note 10*)		
EQUITY (DEFICIT):		
SINCLAIR BROADCAST GROUP SHAREHOLDERS' EQUITY (DEFICIT):		
Class A Common Stock, $.01 par value, 500,000,000 shares authorized, 52,332,012 and 52,022,086 shares issued and outstanding, respectively	523	520
Class B Common Stock, $.01 par value, 140,000,000 shares authorized, 28,933,859 and 28,933,859 shares issued and outstanding, respectively, convertible into Class A Common Stock	289	289
Additional paid-in capital	600,928	617,375
Accumulated deficit	(713,697)	(734,511)
Accumulated other comprehensive loss	(4,993)	(4,848)
Total Sinclair Broadcast Group shareholders' deficit	(116,950)	(121,175)
Noncontrolling interests	16,897	9,813
Total deficit	(100,053)	(111,362)
Total liabilities and equity (deficit)	$ 2,729,697	$ 1,571,417

The accompanying notes are an integral part of these consolidated financial statements.

(a) Our consolidated total assets as of December 31, 2012 and 2011 include total assets of variable interest entities (VIEs) of $107.9 million and $33.5 million, respectively, which can only be used to settle the obligations of the VIEs. Our consolidated total liabilities as of December 31, 2012 and 2011 include total liabilities of the VIEs of $7.9 million and $14.4 million, respectively, for which the creditors of the VIEs have no recourse to us. See *Note 1: Nature of Operations and Summary of Significant Accounting Policies.*

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010
(In thousands, except per share data)

	2012	2011	2010
REVENUES:			
Station broadcast revenues, net of agency commissions	**$ 920,593**	$ 648,002	$ 655,836
Revenues realized from station barter arrangements	**86,905**	72,773	75,210
Other operating divisions revenues	**54,181**	44,513	36,598
Total revenues	**1,061,679**	765,288	767,644
OPERATING EXPENSES:			
Station production expenses	**255,556**	178,612	154,133
Station selling, general and administrative expenses	**171,279**	123,938	127,091
Expenses recognized from station barter arrangements	**79,834**	65,742	67,083
Amortization of program contract costs and net realizable value adjustments	**60,990**	52,079	60,862
Other operating divisions expenses	**46,179**	39,486	30,916
Depreciation of property and equipment	**47,073**	32,874	36,307
Corporate general and administrative expenses	**33,391**	28,310	26,800
Amortization of definite-lived intangible and other assets	**38,099**	18,229	18,834
Impairment of goodwill, intangible and other assets	**—**	398	4,803
Total operating expenses	**732,401**	539,668	526,829
Operating income	**329,278**	225,620	240,815
OTHER INCOME (EXPENSE):			
Interest expense and amortization of debt discount and deferred financing costs	**(128,553)**	(106,128)	(116,046)
Loss from extinguishment of debt	**(335)**	(4,847)	(6,266)
Income (loss) from equity and cost method investments	**9,670**	3,269	(4,861)
Gain on insurance settlement	**47**	1,742	344
Other income, net	**2,233**	1,717	1,865
Total other expense	**(116,938)**	(104,247)	(124,964)
Income from continuing operations before income taxes	**212,340**	121,373	115,851
INCOME TAX PROVISION	**(67,852)**	(44,785)	(40,226)
Income from continuing operations	**144,488**	76,588	75,625
DISCONTINUED OPERATIONS:			
Income (loss) from discontinued operations, includes income tax provision of $663, $477 and $77, respectively	**465**	(411)	(577)
NET INCOME	**144,953**	76,177	75,048
Net (income) loss attributable to the noncontrolling interests	**(287)**	(379)	1,100
NET INCOME ATTRIBUTABLE TO SINCLAIR BROADCAST GROUP	**$ 144,666**	$ 75,798	$ 76,148
Dividends declared per share	**$ 1.54**	$ 0.48	$ 0.43
EARNINGS PER COMMON SHARE ATTRIBUTABLE TO SINCLAIR BROADCAST GROUP:			
Basic earnings per share from continuing operations	**$ 1.78**	$ 0.95	$ 0.96
Basic earnings per share	**$ 1.79**	$ 0.94	$ 0.95
Diluted earnings per share from continuing operations	**$ 1.78**	$ 0.95	$ 0.95
Diluted earnings per share	**$ 1.78**	$ 0.94	$ 0.94
Weighted average common shares outstanding	**81,020**	80,217	80,245
Weighted average common and common equivalent shares outstanding	**81,310**	80,532	83,606
AMOUNTS ATTRIBUTABLE TO SINCLAIR BROADCAST GROUP COMMON SHAREHOLDERS:			
Income from continuing operations, net of tax	**$ 144,201**	$ 76,209	$ 76,725
Income (loss) from discontinued operations, net of tax	**465**	(411)	(577)
Net income	**$ 144,666**	$ 75,798	$ 76,148

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010
(In thousands)

	2012	2011	2010
Net income	$ 144,953	$ 76,177	$ 75,048
Amortization of net periodic pension benefit costs, net of taxes	(145)	(934)	299
Comprehensive income	144,808	75,243	75,347
Comprehensive (income) loss attributable to the noncontrolling interests	(287)	(379)	1,100
Comprehensive income attributable to Sinclair Broadcast Group	$ 144,521	$ 74,864	$ 76,447

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF EQUITY (DEFICIT)
FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010
(In thousands, except share data)

	Sinclair Broadcast Group Shareholders								
	Class A Common Stock		Class B Common Stock		Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Non-controlling Interests	Total Equity (Deficit)
	Shares	Value	Shares	Value					
BALANCE, December 31, 2009	47,375,437	$ 474	32,453,859	$ 325	$ 605,340	$ (813,876)	$ (4,213)	$ 9,728	$ (202,222)
Dividends declared on Class A and Class B Common Stock	—	—	—	—	—	(34,225)	—	—	(34,225)
Class A Common Stock issued pursuant to employee benefit plans	538,575	5	—	—	4,423	—	—	—	4,428
Class B Common Stock converted into Class A Common Stock	2,370,040	24	(2,370,040)	(24)	—	—	—	—	—
Distributions to noncontrolling interests	—	—	—	—	—	—	—	(287)	(287)
Tax provision on employee stock awards	—	—	—	—	(123)	—	—	—	(123)
Change in pension funded status and amortization of net periodic pension benefit costs, net of taxes	—	—	—	—	—	—	299	—	299
Net income (loss)	—	—	—	—	—	76,148	—	(1,100)	75,048
BALANCE, December 31, 2010	50,284,052	$ 503	30,083,819	$ 301	$ 609,640	$ (771,953)	$ (3,914)	$ 8,341	$(157,082)

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF EQUITY (DEFICIT)
FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010
(In thousands, except share data)

	Sinclair Broadcast Group Shareholders								
	Class A Common Stock		Class B Common Stock		Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Non-controlling Interests	Total Equity (Deficit)
	Shares	Value	Shares	Value					
BALANCE, December 31, 2010	50,284,052	$ 503	30,083,819	$ 301	$ 609,640	$ (771,953)	$ (3,914)	$ 8,341	$ (157,082)
Dividends declared on Class A and Class B Common Stock	—	—	—	—	—	(38,356)	—	—	(38,356)
Class A Common Stock issued pursuant to employee benefit plans	586,759	5	—	—	5,826	—	—	—	5,831
Class B Common Stock converted into Class A Common Stock	1,149,960	12	(1,149,960)	(12)	—	—	—	—	—
Class A Common Stock sold by variable interest entity	—	—	—	—	1,808	—	—	—	1,808
6% Notes converted into Class A Common Stock	1,315	—	—	—	30	—	—	—	30
Tax benefit on share based awards	—	—	—	—	734	—	—	—	734
Distributions to noncontrolling interests	—	—	—	—	—	—	—	(270)	(270)
Issuance of subsidiary share awards	—	—	—	—	—	—	—	3,201	3,201
Purchase of subsidiary shares from noncontrolling interests	—	—	—	—	(663)	—	—	(1,838)	(2,501)
Amortization of net periodic pension benefit costs, net of taxes	—	—	—	—	—	—	(934)	—	(934)
Net income	—	—	—	—	—	75,798	—	379	76,177
BALANCE, December 31, 2011	52,022,086	$ 520	28,933,859	$ 289	$ 617,375	$ (734,511)	$ (4,848)	$ 9,813	$(111,362)

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF EQUITY (DEFICIT)
FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010
(In thousands, except share data)

	Sinclair Broadcast Group Shareholders								
	Class A Common Stock		Class B Common Stock		Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Non-controlling Interests	Total Equity (Deficit)
	Shares	Value	Shares	Value					
BALANCE, December 31, 2011	52,022,086	$ 520	28,933,859	$ 289	$ 617,375	$ (734,511)	$ (4,848)	$ 9,813	$ (111,362)
Dividends declared on Class A and Class B Common Stock	—	—	—	—	—	(123,852)	—	—	(123,852)
Class A Common Stock issued pursuant to employee benefit plans	309,926	3	—	—	5,102	—	—	—	5,105
Purchase of assets from entity under common control	—	—	—	—	(23,638)	—	—	—	(23,638)
Tax benefit on share based awards	—	—	—	—	271	—	—	—	271
Distributions to noncontrolling interests	—	—	—	—	—	—	—	(1,142)	(1,142)
Issuance of subsidiary share awards	—	—	—	—	—	—	—	707	707
Consolidation of variable interest entity	—	—	—	—	—	—	—	9,050	9,050
Purchase of subsidiary shares from noncontrolling interests	—	—	—	—	1,818	—	—	(1,818)	—
Amortization of net periodic pension benefit costs, net of taxes	—	—	—	—	—	—	(145)	—	(145)
Net income	—	—	—	—	—	144,666	—	287	144,953
BALANCE, December 31, 2012	52,332,012	$ 523	28,933,859	$ 289	$ 600,928	$ (713,697)	$ (4,993)	$ 16,897	$(100,053)

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010
(In thousands)

	2012	2011	2010
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES:			
Net income	**$ 144,953**	$ 76,177	$ 75,048
Adjustments to reconcile net income to net cash flows from operating activities:			
Amortization of debt discount, net of debt premium	**3,469**	3,347	4,963
Depreciation of property and equipment	**48,871**	33,153	36,563
Impairment of goodwill, intangible and other assets	**—**	398	4,803
Amortization of definite-lived intangible assets	**38,671**	18,229	18,834
Amortization of program contract costs and net realizable value adjustments	**61,943**	52,079	60,862
Loss on extinguishment of debt, non-cash portion	**335**	4,985	5,525
Original debt issuance discount paid	**—**	(13,785)	(14,393)
Deferred tax provision	**8,313**	43,972	38,636
Changes in assets and liabilities, net of effects of acquisitions and dispositions:			
Increase in accounts receivable, net	**(23,225)**	(11,616)	(14,491)
Decrease in income taxes receivable	**—**	74	8,073
(Increase) decrease in prepaid expenses and other current assets	**(8,360)**	(10,449)	196
(Increase) decrease in other assets	**(23,200)**	(1,247)	393
Increase in accounts payable and accrued liabilities	**35,885**	8,878	9,928
Increase (decrease) in income taxes payable	**9,150**	(780)	298
(Decrease) increase in other long-term liabilities	**(3,941)**	913	(3,464)
Payments on program contracts payable	**(70,061)**	(67,319)	(88,992)
Other, net	**14,672**	11,504	12,179
Net cash flows from operating activities	**237,475**	148,513	154,961
CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES:			
Acquisition of property and equipment	**(43,986)**	(35,835)	(11,694)
Payments for acquisitions of television stations	**(1,135,348)**	—	—
Purchase of alarm monitoring contracts	**(12,454)**	(8,850)	(10,106)
Decrease (increase) in restricted cash	**58,501**	(53,445)	59,602
Distributions from equity and cost method investees	**9,590**	3,798	894
Investments in equity and cost method investees	**(24,052)**	(11,577)	(7,224)
Investment in debt securities	**(1,493)**	(4,911)	—
Payments for acquisitions of assets of other operating divisions	**—**	(3,072)	—
Proceeds from the sale of assets	**10**	69	110
Proceeds from insurance settlements	**42**	1,739	372
Loans to affiliates	**(277)**	(406)	(136)
Proceeds from loans to affiliates	**183**	242	117
Net cash flows (used in) from investing activities	**(1,149,284)**	(112,248)	31,935
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES:			
Proceeds from notes payable, commercial bank financing and capital leases	**1,247,255**	151,733	283,930
Repayments of notes payable, commercial bank financing and capital leases	**(179,356)**	(150,447)	(427,421)
Proceeds from exercise of stock options, including excess tax benefits of share based payments of $0.3 million, $0.7 million and $0 million, respectively	**391**	1,794	—
Purchase of subsidiary shares from noncontrolling interests	**—**	(2,501)	—
Dividends paid on Class A and Class B Common Stock	**(123,852)**	(38,356)	(34,225)
Payments for deferred financing costs	**(18,707)**	(5,483)	(7,020)
Proceeds from Class A Common Stock sold by variable interest entity	**—**	1,808	—
Noncontrolling interests distributions	**(1,142)**	(610)	(287)
Repayments of notes and capital leases to affiliates	**(2,882)**	(3,210)	(3,123)
Net cash flows from (used in) financing activities	**921,707**	(45,272)	(188,146)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**9,898**	(9,007)	(1,250)
CASH AND CASH EQUIVALENTS, beginning of year	**12,967**	21,974	23,224
CASH AND CASH EQUIVALENTS, end of year	**$ 22,865**	$ 12,967	$ 21,974

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Nature of Operations

Sinclair Broadcast Group, Inc. is a diversified television broadcasting company that owns or provides certain programming, operating or sales services to television stations pursuant to broadcasting licenses that are granted by the Federal Communication Commission (the FCC or Commission). We owned and provided programming and operating services pursuant to local marketing agreements (LMAs) or provided or were provided sales services pursuant to outsourcing agreements to 87 television stations in 47 markets, as of December 31, 2012. For the purpose of this report, these 87 stations are referred to as "our" stations.

Our broadcast group is a single reportable segment for accounting purposes and includes the following network affiliations: FOX (24 stations); MyNetworkTV (19 stations; not a network affiliation; however, it is branded as such); ABC (12 stations); The CW (16 stations); CBS (11 stations); NBC (3 stations), Azteca (1 station) and one independent station. In addition, certain stations broadcast programming on second and third digital signals through network affiliation or program service arrangements with CBS (rebroadcasted content from other primary channels within the same market), The CW, MyNetworkTV, This TV, ME TV, Weather Radar, The Weather Authority Network, Live Well Network, Antenna TV, Bounce Network, The Country Network, Estrella TV, LATV, Azteca and Telemundo.

Principles of Consolidation

The consolidated financial statements include our accounts and those of our wholly-owned and majority-owned subsidiaries and VIEs for which we are the primary beneficiary. Noncontrolling interest represents a minority owner's proportionate share of the equity in certain of our consolidated entities. All intercompany transactions and account balances have been eliminated in consolidation.

Discontinued Operations

In accordance with Financial Accounting Standards Board's (FASB) guidance on reporting assets held for sale, we reported the financial position and results of operations of our stations in Lansing, Michigan (WLAJ-TV) and Providence, Rhode Island (WLWC-TV), as assets and liabilities held for sale in the accompanying consolidated balance sheets and consolidated statements of operations. Discontinued operations have not been segregated in the consolidated statements of cash flows and, therefore, amounts for certain captions will not agree with the accompanying consolidated balance sheets and consolidated statements of operations. WLAJ-TV was recently acquired in the second quarter of 2012 in connection with the acquisition of the television stations from Freedom Communications (Freedom). WLWC-TV was recently acquired in the first quarter of 2012 in connection with the acquisition of the television stations from Four Points Media Group LLC (Four Points). See *Note 2. Acquisitions* for more information. In October 2012, we entered into an agreement to sell all the assets of WLAJ-TV to an unrelated third party for $14.4 million. In January 2013, we entered into an agreement to sell the assets of WLWC-TV to an unrelated third party for $13.8 million. The operating results of WLAJ-TV, which was sold effective March 1, 2013, and WLWC-TV, which is expected to divest in the second quarter of 2013 are not included in our consolidated results of operations from continuing operations for the year ended December 31, 2012. As of December 31, 2012, assets held for sale and liabilities held for sale included $1.5 million of negative working capital and programming contracts payable, $6.2 million of property and equipment, net, $0.8 million of broadcast licenses, $11.9 million of goodwill and $10.5 million of definite-lived intangible assets for WLAJ-TV and WLWC-TV. Total revenues for WLAJ-TV and WLWC-TV which are included in discontinued operations for the year ended December 31, 2012 are $3.7 million and $6.3 million, respectively. Total income before taxes for WLAJ-TV and WLWC-TV which are included in discontinued operations for the year ended December 31, 2012 are $0.9 million and $0.2 million, respectively. Basic and diluted earnings per share from discontinued operations was less than $0.01 per share for the years ended December 31, 2012, 2011 and 2010

Variable Interest Entities

In determining whether we are the primary beneficiary of a VIE for financial reporting purposes, we consider whether we have the power to direct the activities of the VIE that most significantly impact the economic performance of the VIE and whether we have the obligation to absorb losses or the right to receive returns that would be significant to the VIE. We consolidate VIEs when we are the primary beneficiary. The assets of each of our consolidated VIEs can only be used to settle the obligations of the VIE. All the liabilities, including debt held by our VIEs, are non-recourse to us except for Deerfield Media, Inc.'s (Deerfield) debt which we guarantee. See *Note 6. Notes Payable and Commercial Bank Financing* for more information.

We have entered into LMAs to provide programming, sales and managerial services for television stations of Cunningham Broadcasting Company (Cunningham), the license owner of seven television stations as of December 31, 2012. We pay LMA fees to Cunningham and also reimburse all operating expenses. We also have an acquisition agreement in which we have a purchase option to buy the license assets of the television stations which includes the FCC license and certain other assets used to operate the station (License Assets). Our applications to acquire the FCC licenses are pending approval. We own the majority of the non-license assets of the Cunningham stations and our Bank Credit Agreement contains certain default provisions whereby insolvency of Cunningham would cause an event of default under our Bank Credit Agreement. We have determined that the Cunningham stations are VIEs and that based on the terms of the agreements, the significance of our investment in the stations and the cross-default provisions with our Bank Credit Agreement, we are the primary beneficiary of the variable interests because, subject to the ultimate control of the licensees, we have the power to direct the activities which significantly impact the economic performance of the VIEs through the sales and managerial services we provide and we absorb losses and returns that would be considered significant to Cunningham. See *Note 11. Related Person Transactions* for more information on our arrangements with Cunningham. Included in the accompanying consolidated statements of operations for the years ended December 31, 2012, 2011 and 2010 are net revenues of $105.5 million, $90.3 million and $94.3 million, respectively, which relates to LMAs with Cunningham.

Effective December 1, 2012, we have entered into joint sales agreements (JSAs) and shared services agreements (SSAs) to provide certain non-programming related sales, operational and administrative services for the television stations of Deerfield, the license owner of five television stations as of December 31, 2012. The initial term is for eight years from the commencement and the agreement may be automatically renewed for successive eight year renewal terms. We also have a purchase option to buy the license assets of the television stations. We own the majority of the non-license assets of the Deerfield stations and we have also guaranteed the debt of Deerfield. Additionally, there is a lease in place whereby Deerfield leases assets owned by us in order to perform its duties under FCC rules. We have determined that the Deerfield stations are VIEs and that based on the terms of the agreements, the significance of our investment in the stations and our guarantee of Deerfield's debt, we are the primary beneficiary of the variable interests because, subject to the ultimate control of the licensees, we have the power to direct the activities which significantly impact the economic performance of the VIEs through the sales and managerial services we provide and we absorb losses and returns that would be considered significant to Deerfield. Included in the accompanying consolidated statements of operations for the year ended December 31, 2012 are net revenues of $30.3 million that relate to agreements with Deerfield.

We have outsourcing agreements with certain other license owners, under which we provide certain non-programming related sales, operational and administrative services. We pay a fee to the license owners based on a percentage of broadcast cash flow and we reimburse all operating expenses. We also have a purchase option to buy the License Assets. We have determined that the License Assets of these stations are VIEs, and, based on the terms of the agreements and the significance of our investment in the stations, we are the primary beneficiary of the variable interests because, subject to the ultimate control of the licensees, we have the power to direct the activities which significantly impact the economic performance of the VIE through the sales and managerial services we provide and because we absorb losses and returns that would be considered significant to the VIEs. Included in the accompanying consolidated statements of operations for the years ended December 31, 2012, 2011 and 2010 are net revenues of $18.8 million, $11.9 million and $13.2 million, respectively which relates to these arrangements.

As of the dates indicated, the carrying amounts and classification of the assets and liabilities of the VIEs mentioned above which have been included in our consolidated balance sheets as of December 31, 2012 and 2011 were as follows (in thousands):

ASSETS	2012	2011
CURRENT ASSETS:		
Cash and cash equivalents	$ 3,805	$ 2,739
Accounts receivable	110	—
Income taxes receivable	94	142
Current portion of program contract costs	6,113	413
Prepaid expenses and other current assets	124	99
Total current asset	10,246	3,393
PROGRAM CONTRACT COSTS, less current portion	1,484	271
PROPERTY AND EQUIPMENT, net	10,806	6,658
GOODWILL	6,357	6,357
BROADCAST LICENSES	14,927	4,208
DEFINITE-LIVED INTANGIBLE ASSETS, net	51,368	6,601
OTHER ASSETS	12,723	5,980
Total assets	$ 107,911	$ 33,468
LIABILITIES		
CURRENT LIABILITIES:		
Accounts payable	$ 15	$ 37
Accrued liabilities	186	315
Current portion of notes payable, capital leases and commercial bank financing	2,123	11,074
Current portion of program contracts payable	8,991	373
Total current liabilities	11,315	11,799
LONG-TERM LIABILITIES:		
Notes payable, capital leases and commercial bank financing, less current portion	20,238	2,411
Program contracts payable, less current portion	2,080	173
Total liabilities	$ 33,633	$ 14,383

The amounts above represent the consolidated assets and liabilities of the VIEs related to our LMAs with Cunningham, JSAs and SSAs with Deerfield and certain outsourcing agreements, for which we are the primary beneficiary, and have been aggregated as they all relate to our broadcast business. Excluded from the amounts above are payments made to Cunningham under the LMA which are treated as a prepayment of the purchase price of the stations and capital leases between us and Cunningham which are eliminated in consolidation. The total payment made under these LMAs as of December 31, 2012 and 2011, which are excluded from liabilities above, were $29.8 million and $22.7 million, respectively. The total capital lease assets excluded from above were $11.7 million and $11.8 million, respectively for the years ended December 31, 2012 and 2011, respectively. The risk and reward characteristics of the VIEs are similar.

In the fourth quarter of 2011, we began providing sales, programming and management services to the Four Points and Freedom stations pursuant to LMAs. Effective January 1, 2012, we completed the acquisition of the Four Points stations and the LMA was terminated. Effective April 1, 2012, we completed the acquisition of the Freedom stations and the LMA was terminated. We determined that the Four Points and Freedom stations were VIEs during the period of the LMAs based on the terms of the agreement. We were not the primary beneficiary because the owner of the stations had the power to direct the activities of the VIEs that most significantly impacted the economic performance of the VIEs. In the consolidated statements of operations for the year ended December 31, 2012 are net broadcast revenues of $10.0 million and station production expenses of $7.8 million related to the Freedom LMAs, and for the year ended December 31, 2011 are net revenues of $10.8 million and station production expenses of $7.7 million related to the Four Points and Freedom LMAs.

We have investments in other real estate ventures and investment companies which are considered VIEs. However, we do not participate in the management of these entities including the day-to-day operating decisions or other decisions which would allow us to control the entity, and therefore, we are not considered the primary beneficiary of these VIEs. We account for these entities using the equity or cost method of accounting.

The carrying amounts of our investments in these VIEs for which we are not the primary beneficiary as of December 31, 2012 and 2011 are as follows (in thousands):

	2012		2011	
	Carrying amount	Maximum exposure	Carrying amount	Maximum exposure
Investments in real estate ventures	$ 3,648	$ 3,648	$ 8,009	$ 8,009
Investments in investment companies	27,335	27,335	26,276	26,276
Total	$ 30,983	$ 30,983	$ 34,285	$ 34,285

The carrying amounts above are included in other assets in the consolidated balance sheets. The income and loss related to these investments are recorded in income from equity and cost method investments in the consolidated statement of operations. We recorded income of $6.4 million, $2.8 million and $2.1 million for the years ended December 31, 2012, 2011 and 2010, respectively, related to these investments.

Our maximum exposure is equal to the carrying value of our investments. As of December 31, 2012 and 2011, our unfunded commitments related to private equity investment funds totaled $8.9 million and $10.9 million, respectively.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses in the consolidated financial statements and in the disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

Recent Accounting Pronouncements

In May 2011, the FASB issued new guidance for fair value measurements. The purpose of the new guidance is to have a consistent definition of fair value between U.S. Generally Accepted Accounting Principles (GAAP) and International Financial Reporting Standards (IFRS). Many of the amendments to GAAP are not expected to have a significant impact on practice; however, the new guidance does require new and enhanced disclosure about fair value measurements. The amendments were effective for interim and annual periods beginning after December 15, 2011 and should be applied prospectively. This guidance did not have a material impact on our consolidated financial statements but we have included the additional quantitative and qualitative disclosures required for our Level 3 fair value measurements beginning with the quarter ended March 31, 2012.

In September 2011, the FASB issued the final Accounting Standards Update for goodwill impairment testing. The standard allows an entity to first consider qualitative factors when deciding whether it is necessary to perform the current two-step goodwill impairment test. An entity would need to perform step-one if it determines qualitatively that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount. The changes are effective prospectively for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. We adopted this new guidance in the fourth quarter of 2011 in completing our annual impairment analysis. See *Note 5. Goodwill, Broadcast Licenses and Other Intangible Assets* for further discussion of the results of our goodwill impairment analysis. This guidance impacts how we perform the annual goodwill impairment test; however, it did not impact our consolidated financial statements as the guidance does not impact the timing or amount of any resulting impairment charges.

In July 2012, the FASB issued new guidance for testing indefinite-lived intangible assets for impairment. The new guidance allows companies to perform a qualitative assessment to determine whether further impairment testing of indefinite-lived intangible assets is necessary, similar to the approach now applied to goodwill. Companies can first determine based on certain qualitative factors whether it is "more likely than not" (a likelihood of more than 50 percent) that an indefinite-lived intangible asset is impaired. The new standard is intended to reduce the cost and complexity of testing indefinite-lived intangible assets for impairment. The revised standard is effective for annual and interim impairment tests performed for fiscal years beginning after September 30, 2012 and early adoption is permitted. We adopted this new guidance in the fourth quarter of 2012 when completing our annual impairment analysis. See *Note 5. Goodwill, Broadcast Licenses and Other Intangible Assets* for further discussion of the results of our broadcast license impairment analysis. This guidance impacted how we perform our annual impairment testing for indefinite-lived intangible assets and changed our related disclosures for 2012; however, it does not have an impact on our consolidated financial statements as the guidance does not impact the timing or amount of any resulting impairment charges.

Cash and Cash Equivalents

We consider all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

Restricted Cash

Under the terms of certain lease agreements, as of December 31, 2012 and December 31, 2011, we were required to hold $0.2 million of restricted cash related to the removal of analog equipment from some of our leased towers.

Additionally, during 2011, we entered into definitive agreements to purchase assets of Four Points and Freedom in September 2011 and November 2011, respectively, we were required to deposit 10% of the purchase price for each acquisition into an escrow account. As of December 31, 2011, $58.5 million in restricted cash classified as noncurrent related to the amount held in escrow for these acquisitions.

Accounts Receivable

Management regularly reviews accounts receivable and determines an appropriate estimate for the allowance for doubtful accounts based upon the impact of economic conditions on the merchant's ability to pay, past collection experience and such other factors which, in management's judgment, deserve current recognition. In turn, a provision is charged against earnings in order to maintain the appropriate allowance level.

A rollforward of the allowance for doubtful accounts for the years ended December 31, 2012, 2011 and 2010 is as follows (in thousands):

	2012	2011	2010
Balance at beginning of period	**$ 3,008**	$ 3,242	$ 2,932
Charged to expense	**1,141**	751	703
Net write-offs	**(1,058)**	(985)	(393)
Balance at end of period	**$ 3,091**	$ 3,008	$ 3,242

Programming

We have agreements with distributors for the rights to television programming over contract periods, which generally run from one to seven years. Contract payments are made in installments over terms that are generally equal to or shorter than the contract period. Pursuant to accounting guidance for the broadcasting industry, an asset and a liability for the rights acquired and obligations incurred under a license agreement are reported on the balance sheet where the cost of each program is known or reasonably determinable, the program material has been accepted by the licensee in accordance with the conditions of the license agreement and the program is available for its first showing or telecast. The portion of program contracts which becomes payable within one year is reflected as a current liability in the accompanying consolidated balance sheets.

The rights to this programming are reflected in the accompanying consolidated balance sheets at the lower of unamortized cost or estimated net realizable value. With the exception of one-year contracts amortization of program contract costs is computed using either a four-year accelerated method or based on usage, whichever method results in the earliest recognition of amortization for each program. Program contract costs are amortized on a straight-line basis for one-year contracts. Program contract costs estimated by management to be amortized in the succeeding year are classified as current assets. Payments of program contract liabilities are typically made on a scheduled basis and are not affected by adjustments for amortization or estimated net realizable value.

Estimated net realizable values are based on management's expectation of future advertising revenues, net of sales commissions, to be generated by the program material. We perform a net realizable value calculation quarterly for each of our program contract costs in accordance with FASB guidance on Financial Reporting for Broadcasters. We utilize sales information to estimate the future revenue of each commitment and measure that amount against the commitment. If the estimated future revenue is less than the amount of the commitment, a loss is recorded in amortization of program contract costs and net realizable value adjustments in the consolidated statements of operations.

Barter Arrangements

Certain program contracts provide for the exchange of advertising airtime in lieu of cash payments for the rights to such programming. The revenues realized from station barter arrangements are recorded as the programs are aired at the estimated fair value of the advertising airtime given in exchange for the program rights. Program service arrangements are accounted for as station barter arrangements, however, network affiliation programming is excluded from these calculations. Revenues are recorded as revenues realized from station barter arrangements and the corresponding expenses are recorded as expenses recognized from station barter arrangements.

We broadcast certain customers' advertising in exchange for equipment, merchandise and services. The estimated fair value of the equipment, merchandise or services received is recorded as deferred barter costs and the corresponding obligation to broadcast advertising is recorded as deferred barter revenues. The deferred barter costs are expensed or capitalized as they are used, consumed or received and are included in station production expenses and station selling, general and administrative expenses, as applicable. Deferred barter revenues are recognized as the related advertising is aired and are recorded in revenues realized from station barter arrangements.

Other Assets

Other assets as of December 31, 2012 and 2011 consisted of the following (in thousands):

	2012	2011
Equity and cost method investments	**$ 94,924**	$ 80,539
Unamortized costs related to debt issuances	**40,260**	34,590
Other	**54,800**	8,280
Total other assets	**$ 189,984**	$ 123,409

We have equity and cost method investments primarily in private investment funds and real estate ventures. These investments are included in our other operating divisions segment. In the event that one or more of our investments are significant, we are required to disclose summarized financial information. For the years ended December 31, 2012, 2011, and 2010, none of our investments were significant individually or in the aggregate.

When factors indicate that there may be a decrease in value of an equity or cost method investment, we assess whether a loss in value has occurred related to the investment. If that loss is deemed to be other than temporary, an impairment loss is recorded accordingly. For any investments that indicate a potential impairment, we estimate the fair values of those investments using discounted cash flow models, unrelated third party valuations or industry comparables, based on the various facts available to us. For the year ended December 31, 2010, we recorded impairments of $6.7 million related to three of our investments. No impairment was recorded for the year ended December 31, 2011. For the year ended December 31, 2012, we recorded impairments of $1.3 million related to two of our investments. The impairments are recorded in the gain (loss) from equity and cost method investees in our consolidated statement of operations.

Unamortized costs related to debt issuances represent direct costs incurred to obtain long-term financing and are amortized to interest expense over the term of the related debt using the effective interest method. Previously capitalized debt financing costs are expensed and included in loss on extinguishment of debt if we determine that there has been a substantial modification of the related debt.

The increase in other, in the table above, in 2012 was primarily due to the up-front payments to FOX as discussed in *Note 10. Commitments and Contingencies.*

Impairment of Intangible and Long-Lived Assets

We assess annually, in the fourth quarter, whether goodwill and indefinite-lived intangible assets are impaired. Additionally, impairment assessments may be performed on an interim basis when events or changes in circumstances indicate that impairment potentially exists. We aggregate our stations by market for purposes of our goodwill and license impairment testing. We believe that our markets are most representative of our broadcast reporting units because segment management views, manages and evaluates our stations on a market basis. Furthermore, in our markets, where we operate or provide services to more than one station, certain costs of operating the stations are shared including the use of buildings and equipment, the sales force and administrative personnel. In our assessment of goodwill for impairment we first determined, based upon a qualitative assessment, whether it is more likely than not a reporting unit has been impaired. Our qualitative assessment includes, but is not limited to, assessing the changes in macroeconomic conditions, regulatory environment, industry and market conditions, and the specific financial performance of the reporting units, as well as any other events or circumstances specific to the reporting units. If we conclude that it is more likely than not that a reporting unit is impaired, we will apply the quantitative two-step method. In the first step, the Company determines the fair value of the reporting unit and compares that fair value to the net book value of the reporting unit. The fair value of the reporting unit is determined using various valuation techniques, including quoted market prices, observed earnings/cash flow multiples paid for comparable television stations and discounted cash flow models. Our discounted cash flow model is based on our judgment of future market conditions within each designated market area, as well as discount rates that would be used by market participants in an arms-length transaction. If the net book value of the reporting unit were to exceed the fair value, we would then perform the second step of the impairment test, which requires allocation of the reporting unit's fair value to all of its assets and liabilities in a manner similar to a purchase price allocation, with any residual fair value being allocated to goodwill to determine the implied fair value. An impairment charge will be recognized only when the implied fair value of a reporting unit's goodwill is less than its carrying amount.

For our annual impairment test for indefinite-lived intangibles, broadcast licenses, we applied a qualitative assessment to assess whether it is more likely than not that a broadcast license is impaired. Our qualitative assessment for indefinite-lived intangible impairment includes, but it not limited to, assessing the changes in macroeconomic conditions, cost factors, regulatory environment, industry and market conditions, and other events and circumstances that could affect the significant inputs used to determine the fair value of our broadcast license assets. When evaluating our broadcast licenses for impairment, the qualitative assessment is done at the unit of accounting level, each station's broadcast license, and we aggregate the broadcast licenses for each market because the broadcast licenses within the market are complementary and together enhance the single broadcast license of each station. If we conclude that it is more likely than not that one of our broadcast licenses is impaired, we will calculate the fair value of the broadcast license in accordance with the quantitative test for indefinite-lived intangible assets. If a quantitative test is performed, we use the income approach method. The income approach method involves a discounted cash flow model that incorporates several variables, including, but not limited to, discounted cash flows of a typical market participant, market revenue and long term growth projections, estimated market share for the typical participant and estimated profit margins based on market size and station type. The model also assumes outlays for capital expenditures, future terminal values, an effective tax rate assumption and a discount rate based on the weighted-average cost of capital of the television broadcast industry. We will compare the fair value of the broadcast licenses, at a market level, to the carrying amount of those same broadcast licenses. If the carrying amount of the broadcast licenses exceeds the fair value, then an impairment loss is recorded to the extent that the carrying value of the broadcast licenses exceeds the fair value.

We periodically evaluate our long-lived assets for impairment and continue to evaluate them as events or changes in circumstances indicate that the carrying amount of such assets may not be fully recoverable. We evaluate the recoverability of long-lived assets by measuring the carrying amount of the assets against the estimated undiscounted future cash flows associated with them. At the time that such evaluations indicate that the future undiscounted cash flows of certain long-lived assets are not sufficient to recover the carrying value of such assets, the assets are tested for impairment by comparing their estimated fair value to the carrying value. We typically estimate fair value using discounted cash flow models and appraisals. See *Note 5. Goodwill and Other Intangible Assets*, for more information.

Accrued Liabilities

Accrued liabilities consisted of the following as of December 31, 2012 and 2011 (in thousands):

	2012	2011
Compensation and employee insurance	$ **32,099**	$ 16,665
Interest	**18,885**	12,191
Other accruals relating to operating expenses (a)	**78,013**	37,498
Deferred revenue	**14,734**	13,344
Total accrued liabilities	$ **143,731**	$ 79,698

(a) Included in other accruals relating to operating expenses as of December 31, 2012 is $25.0 million due to Fox in April 2013 as discussed further in *Network Affiliation Agreements and Program Service Agreements* under *Note 10. Commitments and Contingencies*

We expense these activities when incurred.

Income Taxes

We recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities. We provide a valuation allowance for deferred tax assets if we determine that it is more likely than not that some or all of the deferred tax assets will not be realized. In evaluating our ability to realize net deferred tax assets, we consider all available evidence, both positive and negative, including our past operating results, tax planning strategies and forecasts of future taxable income. In considering these sources of taxable income, we must make certain judgments that are based on the plans and estimates used to manage our underlying businesses on a long-term basis. As of December 31, 2012, a valuation allowance has been provided for deferred tax assets related to a substantial amount of our available state net operating loss carryforwards, based on past operating results, expected timing of the reversals of existing temporary book/tax basis differences, alternative tax strategies and projected future taxable income. Management periodically performs a comprehensive review of our tax positions and accrues amounts for tax contingencies. Based on these reviews, the status of ongoing audits and the expiration of applicable statute of limitations, accruals are adjusted as necessary in accordance with income tax accounting guidance. The resolution of audits is unpredictable and could result in tax liabilities that are significantly higher or lower than for what we have provided.

Supplemental Information – Statements of Cash Flows

During 2012, 2011 and 2010, we had the following cash transactions (in thousands):

	2012	2011	2010
Income taxes paid related to continuing operations	**$ 46,964**	$ 897	$ 1,211
Income tax refunds received related to continuing operations	**$ 194**	$ 5	$ 8,435
Interest paid	**$ 110,973**	$ 98,643	$ 110,833

Non-cash transactions related to capital lease obligations were $0.3 million, $2.3 million and $1.4 million for the years ended December 31, 2012, 2011 and 2010, respectively.

Revenue Recognition

Total revenues include: (i) cash and barter advertising revenues, net of agency commissions; (ii) retransmission consent fees; (iii) network compensation; (iv) other broadcast revenues and (v) revenues from our other operating divisions.

Advertising revenues, net of agency commissions, are recognized in the period during which time spots are aired.

Our retransmission consent agreements contain both advertising and retransmission consent elements. We have determined that our retransmission consent agreements are revenue arrangements with multiple deliverables. Advertising and retransmission consent deliverables sold under our agreements are separated into different units of accounting at fair value. Revenue applicable to the advertising element of the arrangement is recognized similar to the advertising revenue policy noted above. Revenue applicable to the retransmission consent element of the arrangement is recognized over the life of the agreement.

Network compensation revenue is recognized over the term of the contract. All other significant revenues are recognized as services are provided.

Advertising Expenses

Advertising expenses are recorded in the period when incurred and are included in station production and other operating division expenses. Total advertising expenses from continuing operations, net of advertising co-op credits, were $12.2 million, $8.7 million and $6.2 million for the years ended December 31, 2012, 2011 and 2010, respectively.

Financial Instruments

Financial instruments, as of December 31, 2012 and 2011, consisted of cash and cash equivalents, trade accounts receivable, notes receivable (which are included in other current assets), accounts payable, accrued liabilities and notes payable. The carrying amounts approximate fair value for each of these financial instruments, except for the notes payable. See *Note 6. Notes Payable and Commercial Bank Financing,* for additional information regarding the fair value of notes payable.

Pension

We are required to recognize the funded status (i.e., the difference between the fair value of plan assets and the projected benefit obligations) of our pension plan in our consolidated financial statements. As of December 31, 2012 and 2011, we held a liability of $5.5 million and $4.6 million, respectively, representing the underfunded status of our defined benefit pension plan.

Reclassifications

Certain reclassifications have been made to prior years' consolidated financial statements to conform to the current year's presentation.

Subsequent events

On February 25, 2013, we entered into an agreement to purchase certain stock and/or broadcast assets of four television stations, located in four markets, owned by COX Media Group (CMG) for $99.0 million less $4.3 million of working capital adjustments, less amounts to be paid by third party companies, and entered into an agreement to provide sales services to one other station. The transaction is expected to close in the second quarter of 2013 subject to the approval of the FCC and customary antitrust clearance. The Company expects to finance the acquisition through a bank loan and/or by accessing the capital markets

On February 28, 2013, we entered into an agreement to purchase the broadcast assets of 18 television stations owned by Barrington Broadcasting Group, LLC for $370.0 million, less amounts to be paid by third parties, and entered into agreements to operate or provide sales services to another six stations. Also, the company will sell its station WSYT-TV (FOX) and assign its LMA with WNYS-TV (MNT) in Syracuse, NY, and sell its station in Peoria IL, WYZZ-TV (FOX). The transaction is expected to close in the second quarter of 2013 subject to the approval of the FCC and customary antitrust clearance. The Company expects to finance the acquisition through a bank loan and/or by accessing the capital markets.

2. ACQUISITIONS:

Four Points

Effective January 1, 2012, we completed the acquisition of the broadcast assets of Four Points, which we had previously operated pursuant to a LMA since October 1, 2011. The acquired assets consist of the following seven stations in four markets along with the respective network affiliation or program service arrangements: KUTV (CBS) and KMYU (MNT / This TV) in Salt Lake City / St. George, UT; KEYE (CBS) in Austin, TX; WTVX (CW), WTCN (MNT) and WWHB (Azteca) in West Palm Beach / Fort Pierce / Stuart, FL; and WLWC (CW) in Providence, RI / New Bedford, MA. This acquisition provides expansion into additional markets and increases value based on the synergies we can achieve.

We paid Four Points $200.0 million in cash, less a working capital adjustment of $0.9 million. The acquisition was financed with a $180.0 million draw under an incremental Term B Loan commitment under our amended Bank Credit Agreement plus a $20.0 million cash escrow previously paid in September 2011.

Under the acquisition method of accounting, the results of the acquired operations are included in the financial statements of the Company beginning January 1, 2012. The purchase price has been allocated to the acquired assets and assumed liabilities based on estimated fair values. The allocated fair value of acquired assets and assumed liabilities is summarized as follows (in thousands):

Prepaid expenses and other current assets	$ 456
Program contract costs	3,731
Property and equipment	34,578
Broadcast licenses	10,658
Definite-lived intangible assets	93,800
Other assets	548
Accrued liabilities	(381)
Program contracts payable	(5,157)
Fair value of identifiable net assets acquired	138,233
Goodwill	60,843
Total	$ 199,076

The final allocation presented above is based upon management's estimate of the fair values using valuation techniques including income, cost and market approaches. In estimating the fair value of the acquired assets and assumed liabilities, the fair value estimates are based on, but not limited to, expected future revenue and cash flows, expected future growth rates, and estimated discount rates. The amount allocated to definite-lived intangible assets represents the estimated fair values of network affiliations of $66.9 million, the decaying advertiser base of $9.8 million, and other intangible assets of $17.1 million. These intangible assets will be amortized over the estimated remaining useful lives of 15 years for network affiliations, 10 years for the decaying advertiser base and a weighted average of 14 years for the other intangible assets. Acquired property and equipment will be depreciated on a straight-line basis over the respective estimated remaining useful lives. Goodwill is calculated as the excess of the consideration transferred over the fair value of the identifiable net assets acquired and represents the future economic benefits expected to arise from other intangible assets acquired that do not qualify for separate recognition, including assembled workforce and noncontractual relationships, as well as expected future synergies. We expect that goodwill will be deductible for tax purposes. Certain measurement period adjustments have been made since the initial allocation in the first quarter of 2012, which were not material to the consolidated financial statements.

Prior to the acquisition, since October 1, 2011, we provided sales, programming and management services to the stations pursuant to an LMA. During that period, we funded the working capital needs of the stations, which totaled $8.1 million as of December 31, 2011 and was reflected as cash flows used in operating activities within the consolidated statement of cash flows for that period. This working capital is not reflected in the purchase price allocation presented above.

The results of operations for the year ended December 31, 2012 include the results of the Four Points stations since January 1, 2012. Net broadcast revenues and operating income of the Four Points stations included in our consolidated statements of operations, were $70.0 million and $17.3 million for the year ended December 31, 2012, respectively. These amounts exclude the operations of WLWC-TV which are classified as discontinued operations in the consolidated statements of operations. See *Note 1. Nature of Operations and Summary of Significant Accounting Policies.* Net broadcast revenues and operating losses of WLWC-TV were $5.5 million and $0.2 million, respectively, for the year ended December 31, 2012.

Freedom

Effective April 1, 2012, we completed the acquisition of the broadcast assets of Freedom, which we had previously operated pursuant to a LMA since December 1, 2011. The acquired assets consist of the following eight stations in seven markets along with the respective network affiliation or program service arrangements: WPEC (CBS) in West Palm Beach, FL; WWMT (CBS) in Grand Rapids/Kalamazoo/Battle Creek, MI; WRGB (CBS) and WCWN (CW) in Albany, NY; WTVC (ABC) in Chattanooga, TN; WLAJ (ABC) in Lansing, MI; KTVL (CBS) in Medford-Klamath Falls, OR; and KFDM (CBS) in Beaumont/Port Arthur/Orange, TX. This acquisition provides expansion into additional markets and increases value based on the synergies we can achieve.

We paid Freedom $385.0 million plus a working capital adjustment of $0.3 million. The acquisition was financed with a draw under a $157.5 million incremental Term Loan A and a $192.5 million incremental Term B Loan commitment under our amended Bank Credit Agreement, plus a $38.5 million cash escrow previously paid in November 2011.

Under the acquisition method of accounting, the results of the acquired operations are included in the financial statements of the Company beginning April 1, 2012. The purchase price has been allocated to the acquired assets and assumed liabilities based on estimated fair values. The allocated fair value of acquired assets and assumed liabilities is summarized as follows (in thousands):

Prepaid expenses and other current assets	$ 373
Program contract costs	3,520
Property and equipment	54,109
Broadcast licenses	10,424
Definite-lived intangible assets	140,963
Other assets	278
Accrued liabilities	(589)
Program contracts payable	(3,404)
Fair value of identifiable net assets acquired	205,674
Goodwill	179,609
Total	$ 385,283

The allocation presented above is based upon management's estimate of the fair values using valuation techniques including income, cost and market approaches. In estimating the fair value of the acquired assets and assumed liabilities, the fair value estimates are based on, but not limited to, expected future revenue and cash flows, expected future growth rates, and estimated discount rates. The amount allocated to definite-lived intangible assets represents the estimated fair values of network affiliations of $93.1 million, the decaying advertiser base of $25.1 million, and other intangible assets of $22.8 million. These intangible assets will be amortized over the estimated remaining useful lives of 15 years for network affiliations, 10 years for the decaying advertiser base and a weighted average life of 16 years for the other intangible assets. Acquired property and equipment will be depreciated on a straight-line basis over the respective estimated remaining useful lives. Goodwill is calculated as the excess of the consideration transferred over the fair value of the identifiable net assets acquired and represents the future economic benefits expected to arise from other intangible assets acquired that do not qualify for separate recognition, including assembled workforce and noncontractual relationships, as well as expected future synergies. We expect that goodwill will be deductible for tax purposes. Certain measurement period adjustments have been made since the initial allocation in the second quarter of 2012, which were not material to the consolidated financial statements

Prior to the acquisition, since December 1, 2011, we provided sales, programming and management services to the stations pursuant to an LMA. During that period, we funded the working capital needs of the stations, which totaled $1.5 million as of December 31, 2011 and $9.6 million as of March 31, 2012 and was reflected as cash flows used in operating activities within the consolidated statement of cash flows for those periods. This working capital is not reflected in the purchase price allocation presented above.

The results of operations for the year ended December 31, 2012 includes the results of the Freedom stations since April 1, 2012. Net broadcast revenues and operating income of the Freedom stations included in our consolidated statements of operations, were $91.0 million and $32.5 million for the year ended December 31, 2012, respectively. These amounts exclude the operations of WLAJ-TV which are classified as discontinued operations in the consolidated statements of operations. See *Note 1. Nature of Operations and Summary of Significant Accounting Policies*. Net broadcast revenues and operating losses of WLAJ-TV were $3.8 million and $0.9 million, respectively, for the year ended December 31, 2012. Additionally, during the first quarter 2012, prior to the acquisition, we recorded net broadcast revenues of $10.0 million related to the Freedom LMAs.

Newport

Effective December 1, 2012, we completed the acquisition of certain broadcast assets of Newport Television (Newport). The acquired assets relate to the following seven stations in six markets along with the respective network affiliation or program service arrangements: WKRC (CBS) in Cincinnati, OH; WOAI (NBC) in San Antonio, TX; WHP (CBS) in Harrisburg/Lancaster/Lebanon/York, PA; WPMI (NBC) and WJTC (IND) in Mobile, AL/Pensacola, FL; KSAS (FOX) in Wichita/Hutchinson, KS; and WHAM (ABC) in Rochester, NY. We also acquired Newport's rights under the local marketing agreements with WLYH (CW) in Harrisburg, PA and KMTW (MNT) in Wichita, KS, as well as options to acquire the license assets. This acquisition provides expansion into additional markets and increases value based on the synergies we can achieve.

We paid Newport $460.5 million in cash, less a working capital adjustment of $1.0 million. We financed the $460.5 million purchase price, less the $41.3 million in escrow with the net proceeds from the 6.125% Notes issued in October 2012. See *Note 6. Notes Payable and Commercial Bank Financing* for more information.

Our right to acquire certain of the license assets of WPMI and WJTC in Mobile, AL was assigned to Deerfield and Deerfield acquired these assets effective December 1, 2012 for $6.0 million. Additionally, Deerfield acquired the license assets of WHAM in Rochester, NY effective February 1, 2013 for $6.0 million, using borrowings under its bank credit facility. Prior to Deerfield's acquisition of the assets of WHAM, the assets were owned by Newport. Concurrent with the acquisition of WKRC in Cincinnati, OH and WOAI in San Antonio, TX from Newport, we sold to Deerfield the license assets of two of our existing stations located in Cincinnati, OH (WSTR MNT) and San Antonio, TX (KMYS CW) for a total of $10.7 million. Deerfield financed these purchases with third party bank financing which we have guaranteed. See *Note 6. Notes Payable and Commercial Bank Financing* for more information. We have assignable purchase option agreements with Deerfield to acquire the license assets upon FCC approval and operate the stations pursuant to shared services and joint sales agreements with Deerfield. We consolidate the license assets owned by Deerfield because the licensee companies are VIEs and we are the primary beneficiary. Prior to Deerfield acquiring the license assets of WHAM in Rochester, NY on February 1, 2013, we operated the station pursuant to a shared services and joint sales agreement with Newport. We consolidated the license assets owned by Newport from December 1, 2012 to January 31, 2013 because the licensee company is a VIE and the Company is the primary beneficiary. See *Variable Interest Entities* in *Note 1. Nature of Operations and Summary of Significant Accounting Policies.* The purchase of the license assets by Deerfield in February 2013 will be accounted for as a transaction between parties under common control.

Under the acquisition method of accounting, the results of the acquired operations are included in the financial statements of the Company beginning December 1, 2012. The initial purchase price has been allocated to the acquired assets and assumed liabilities based on estimated fair values. The initial purchase price allocated includes $460.5 million paid for certain broadcast assets of the seven stations from Newport and the rights under the LMAs with the two other stations, $6.0 million paid by Deerfield for the license assets of WPMI and WJTC, and $6.2 million of noncontrolling interests related to the WHAM and WLYH VIEs, less a working capital adjustment of $1.0 million. The sale of the license assets of WSTR in Cincinnati, OH and KMYS in San Antonio, TX was considered a transaction between parties under common control and therefore was not included in the purchase price allocation. The purchase price allocation is preliminary pending a final determination of the fair values of the assets and liabilities. The initial allocated fair value of acquired assets and assumed liabilities, including the assets owned by VIEs, is summarized as follows (in thousands):

Prepaid expenses and other current assets	$	1,377
Program contract costs		9,309
Property and equipment		61,253
Broadcast licenses		15,017
Definite-lived intangible assets		226,516
Other assets		994
Accrued liabilities		(3,498)
Program contracts payable		(10,539)
Fair value of identifiable net assets acquired		300,429
Goodwill		171,298
Total	$	471,727

The preliminary allocation presented above is based upon management's estimate of the fair values using valuation techniques including income, cost and market approaches. In estimating the fair value of the acquired assets and assumed liabilities, the fair value estimates are based on, but not limited to, expected future revenue and cash flows, expected future growth rates, and estimated discount rates. The amount allocated to definite-lived intangible assets represents the estimated fair values of network affiliations of $167.7 million, the decaying advertiser base of $21.3 million, and other intangible assets of $37.5 million. These intangible assets will be amortized over the estimated remaining useful lives of 15 years for network affiliations, 10 years for the decaying advertiser base and a weighted average of 14 years for the other intangible assets. Acquired property and equipment will be depreciated on a straight-line basis over the respective estimated remaining useful lives. Goodwill is calculated as the excess of the consideration transferred over the fair value of the identifiable net assets acquired and represents the future economic benefits expected to arise from other intangible assets acquired that do not qualify for separate recognition, including assembled workforce and noncontractual relationships, as well as expected future synergies. We expect that goodwill will be deductible for tax purposes. The initial purchase price allocation is based upon all information available to us at the present time and is subject to change, and such changes could be material.

The results of operations for the year ended December 31, 2012 include the results of the Newport stations since December 1, 2012. Net broadcast revenues and operating income of the Newport stations included in our consolidated statements of operations, were $11.7 million and $2.9 million for the year ended December 31, 2012, respectively.

Pro Forma Information

The following table sets forth unaudited pro forma results of operations, assuming that the above acquisitions, along with transactions necessary to finance the acquisitions, occurred at the beginning of each annual period presented (in thousands, except per share data):

	(Unaudited)			
		2012		2011
Total revenues	$	1,210,257	$	1,028,168
Net Income	$	151,751	$	77,899
Net Income attributable to Sinclair Broadcast Group	$	151,352	$	77,370
Basic and diluted earnings per share attributable to Sinclair Broadcast Group	$	1.86	$	0.96

This pro forma financial information is based on historical results of operations, adjusted for the allocation of the purchase price and other acquisition accounting adjustments, and is not necessarily indicative of what our results would have been had we operated the businesses since the beginning of the annual period presented. The pro forma adjustments reflect depreciation expense, amortization of intangibles and amortization of program contract costs related to the fair value adjustments of the assets acquired, additional interest expense related to the financing of the transactions, exclusion of nonrecurring financing and transaction related costs, alignment of accounting policies and the related tax effects of the adjustments. The pro forma revenues exclude the revenues of WLAJ-TV and WLWC-TV which are classified as discontinued operations in the consolidated statements of operations. Total revenues of WLAJ-TV and WLWC-TV which are excluded from the pro forma results above are $4.9 million and $6.3 million, respectively, for the year ended December 31, 2012 and $3.3 million and $6.5 million, respectively for the year ended December 31, 2011.

In connection with these acquisitions, we incurred a total of $1.8 million of costs primarily related to legal and other professional services, which we expensed as incurred. For the year ended December 31, 2012, such costs were incurred in corporate, general and administrative expenses in the consolidated statements of operations. These costs were not included in the pro forma amounts above as they are nonrecurring in nature.

Other Acquisitions

We acquired five other television stations during the year ended 2012 in three markets. The initial purchase price allocated includes $45.1 million paid for certain broadcast assets of these stations, less working capital adjustments of $1.2 million, and $4.4 million of noncontrolling interests related to the license assets of certain of these stations owned by variable interest entities that we consolidate. We allocated the total purchase price of these five stations as follows:

Prepaid expenses and other current assets	$	98
Program contract costs		2,487
Property and equipment		17,309
Broadcast licenses		2,825
Definite-lived intangible assets		17,990
Accrued liabilities		(1,590)
Program contracts payable		(4,900)
Fair value of identifiable net assets acquired		34,219
Goodwill		14,093
Total	$	48,312

In conjunction with these acquisitions, we incurred transaction costs of approximately $0.7 million, which are reported in general and administrative expenses in the accompanying consolidated statements of operations. The results of operations of these acquisitions were not material to our consolidated statements of operations or our financial position for the 2012 year.

In December 2012, we acquired the license assets of WTTA-TV in Tampa/St. Petersburg, Florida from Bay Television, Inc. (Bay TV). Prior to December 1, 2012, we performed sales, programming and other management services to the station pursuant to an LMA which was terminated upon closing. As discussed in *Note 11. Related Person Transactions*, our controlling shareholders own a controlling interest in Bay TV. As this was considered a transaction between entities under common control, the acquisition method of accounting was not applied, and the assets acquired were recorded at their historical cost basis and the difference between the purchase price and the historical cost basis of the assets of $23.6 million, net of taxes of $15.6 million, was recorded as a reduction in additional paid-in capital. A substantial portion of the purchase price will be deductible for tax purposes in future periods.

3. STOCK-BASED COMPENSATION PLANS:

Description of Awards

We have seven types of stock-based compensation awards: compensatory stock options (options), restricted stock awards (RSAs), an employee stock purchase plan (ESPP), employer matching contributions (the Match) for participants in our 401(k) plan, stock-settled appreciation rights (SARs), subsidiary stock awards and stock grants to our non-employee directors. Stock-based compensation expense has no effect on our consolidated cash flows. Below is a summary of the key terms and methods of valuation of our stock-based compensation awards:

Options. In June 1996, our Board of Directors adopted, upon approval of the shareholders by proxy, the 1996 Long-Term Incentive Plan (LTIP). The purpose of the LTIP is to reward key individuals for making major contributions to our success and the success of our subsidiaries and to attract and retain the services of qualified and capable employees. Options granted pursuant to the LTIP must be exercised within 10 years following the grant date. A total of 14,000,000 shares of Class A Common Stock are reserved for awards under this plan. As of December 31, 2012, 9,477,809 shares (including forfeited shares) were available for future grants. We have not issued any options subsequent to accelerating the vesting in 2005.

The following is a summary of changes in outstanding stock options:

	Options	Weighted-Average Exercise Price	Exercisable	Weighted-Average Exercise Price
Outstanding at December 31, 2011	179,000	$ 11.69	179,000	$ 11.69
2012 Activity:				
Granted	—	—	—	—
Exercised	(11,000)	10.89	—	—
Cancelled	(38,500)	11.87	—	—
Outstanding at December 31, 2012	129,500	$ 11.73	129,500	$ 11.73

RSAs. RSAs are granted to employees pursuant to the LTIP. RSAs issued in 2012, 2011 and 2010 have certain restrictions that lapse over two years at 50% and 50%, respectively. RSAs issued prior to 2010 have certain restrictions that lapse over three years at 25%, 25% and 50%, respectively. As the restrictions lapse, the Class A Common Stock may be freely traded on the open market. Unvested RSAs are entitled to dividends. The fair value assumes the value of the stock on the grant date.

The following is a summary of changes in unvested restricted stock:

	RSAs	Weighted-Average Price
Unvested shares at December 31, 2011	**174,500**	**$ 8.97**
2012 Activity:		
Granted	**114,000**	**11.68**
Vested	**(130,000)**	**7.91**
Forfeited	**—**	**—**
Unvested shares at December 31, 2012	**158,500**	**$ 11.79**

For the years ended December 31, 2012, 2011 and 2010, we recorded compensation expense of $1.2 million, $1.0 million and $0.8 million, respectively. The majority of the unrecognized compensation expense of $0.9 million, as of December 31, 2012, will be recognized in 2013.

ESPP. In March 1998, the Board of Directors adopted, subject to approval of the shareholders, the ESPP. The ESPP provides our employees with an opportunity to become shareholders through a convenient arrangement for purchasing shares of Class A Common Stock. On the first day of each payroll deduction period, each participating employee receives options to purchase a number of shares of our common stock with money that is withheld from his or her paycheck. The number of shares available to the participating employee is determined at the end of the payroll deduction period by dividing the total amount of money withheld during the payroll deduction period by the exercise price of the options (as described below). Options granted under the ESPP to employees are automatically exercised to purchase shares on the last day of the payroll deduction period unless the participating employee has, at least thirty days earlier, requested that his or her payroll contributions stop. Any cash accumulated in an employee's account for a period in which an employee elects not to participate is distributed to the employee.

The initial exercise price for options under the ESPP is 85% of the lesser of the fair market value of the common stock as of the first day of the quarter and as of the last day of that quarter. No participant can purchase more than $25,000 worth of our common stock over all payroll deduction periods ending during the same calendar year. We value the stock options under the ESPP using the Black-Scholes option pricing model, which incorporates the following assumptions as of December 31, 2012, 2011 and 2010:

	2012	2011	2010
Risk-free interest rate	**0.1%**	0.4%	0.3%
Expected life	**3 months**	3 months	3 months
Expected volatility	**38%-53%**	38%-67%	64%-88%
Weighted average volatility	**44%**	51%	77%
Annual dividend yield	**4.3%-6.7%**	3.8%-6.6%	—%
Weighted average dividend yield	**5.2%**	5.4%	—%

We use the Black-Scholes model as opposed to a lattice pricing model because employee exercise patterns are not relevant to this plan. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant with short-term maturities that approximate the expected life of the options. The expected life is based on the approximate number of days in the quarter assuming the option was issued on the first day of the quarter. The expected volatility is based on our historical stock prices over the previous three month period. The annual dividend yield is based on the annual dividend per share divided by the share price on the grant date.

The stock-based compensation expense recorded related to the ESPP for the years ended December 31, 2012, 2011 and 2010 was $0.2 million, $0.1 million and $0.2 million, respectively. Less than 0.1 million shares were issued to employees during the year ended December 31, 2012.

Match. The Sinclair Broadcast Group, Inc. 401(k) Profit Sharing Plan and Trust (the 401(k) Plan) is available as a benefit for our eligible employees. Contributions made to the 401(k) Plan include an employee elected salary reduction amount, the Match and an additional discretionary amount determined each year by the Board of Directors. The Match and any additional discretionary contributions may be made using our Class A Common Stock if the Board of Directors so chooses. Typically, we make the Match using our Class A Common Stock.

The value of the Match is based on the level of elective deferrals into the 401(k) plan. The amount of shares of our Class A Common Stock used to make the Match is determined using the closing price on or about March 1st of each year for the previous calendar year's Match. The Match is discretionary and is equal to a maximum of 50% of elective deferrals by eligible employees, capped at 4% of the employee's total cash compensation. For the years ended December 31, 2012, 2011 and 2010, we recorded $1.6 million, $1.3 million and $1.5 million, respectively, of compensation expense related to the Match.

SARs. On March 9, 2012, 400,000 SARs were granted to David Smith, our President and Chief Executive Officer, pursuant to the LTIP. The base value of each SAR is $11.68 per share, which was the closing price of our Class A Common Stock on the grant date. The SARs had a grant date fair value of $2.0 million. On March 22, 2011, 300,000 SARs were granted to David Smith, our President and Chief Executive Officer, pursuant to the LTIP. The base value of each SAR is $12.07 per share, which was the closing price of our Class A Common Stock on the grant date. The SARs had a grant date fair value of $2.2 million. On March 12, 2010, 300,000 SARs were granted to David Smith, pursuant to the LTIP. The base value of each SAR is $5.75 per share, which was the closing price of our Class A Common Stock on the grant date. The SARs had a grant date fair value of $1.6 million. The SARs have a 10-year term and vest immediately. We valued the SARs using the Black-Scholes model and the following assumptions:

	2012	2011	2010
Risk-free interest rate	**0.9%**	3.6%	3.9%
Expected life	**5 years**	10 years	10 years
Expected volatility	**73%**	68%	110%
Annual dividend yield	**5.2%**	2.3%	—%

The following is a summary of the changes in SARS:

	SARs	Weighted-Average Price
Outstanding at December 31, 2011	**500,000**	**$ 13.55**
2012 Activity:		
Granted	**400,000**	**11.68**
Exercised	**—**	**—**
Outstanding SARs at December 31, 2012	**900,000**	**$ 12.72**

For the years ended December 31, 2012, 2011 and 2010, we recorded compensation expense, at the grant date, of $2.0 million, $2.2 million and $1.6 million, respectively, related to these grants. In 2011, David Smith exercised 650,000 of his then outstanding SARs for 237,947 shares. During 2012, 2011 and 2010, outstanding SARs increased the weighted average shares outstanding for purposes of determining dilutive earnings per share. As of December 31, 2012, 900,000 SARs were outstanding.

Subsidiary Stock Awards. From time to time, we grant subsidiary stock awards to employees. The subsidiary stock is typically in the form of a membership interest in a consolidated limited liability company, not traded on a public exchange and valued based on the estimated fair value of the subsidiary. Fair value is typically estimated using discounted cash flow models and/or appraisals. These stock awards vest immediately. For the years ended December 31, 2012 and 2011, we recorded compensation expense of $0.7 million and $2.9 million, respectively, related to these awards. We did not issue any subsidiary stock awards in 2010, and therefore no compensation expense was recorded. These awards have no effect on the shares used in our basic and diluted earnings per share.

Stock Grants to Non-Employee Directors. In addition to directors fees paid, on the date of each of our annual meetings of shareholders, each non-employee director receives a grant of shares of Class A Common Stock pursuant to the LTIP. In 2012, 2011 and 2010, each non-employee director received 5,000 shares, respectively. On June 14, 2012, June 3, 2011 and June 3, 2010, we granted 25,000 shares that had a fair value of $8.12 per share, 25,000 shares that had a fair value of $9.39 per share and 25,000 shares that had a fair value of $6.61 per share, respectively. The fair value assumes the closing value of the stock on the date of grant. We recorded expense of $0.2 million for each of the years ended December 31, 2012, 2011 and 2010. Additionally, these shares are included in the total shares outstanding, which results in a dilutive effect on our basic and diluted earnings (loss) per share.

4. PROPERTY AND EQUIPMENT:

Property and equipment are stated at cost, less accumulated depreciation. Depreciation is generally computed under the straight-line method over the following estimated useful lives:

Buildings and improvements	10 - 30 years
Station equipment	5 - 10 years
Office furniture and equipment	5 - 10 years
Leasehold improvements	Lesser of 10 - 30 years or lease term
Automotive equipment	3 - 5 years
Property and equipment under capital leases	Lease term

Acquired property and equipment as discussed in *Note 2. Acquisitions,* is depreciated on a straight-line basis over the respective estimated remaining useful lives

Property and equipment consisted of the following as of December 31, 2012 and 2011 (in thousands):

	2012	2011
Land and improvements	**$ 33,932**	$ 20,303
Real estate held for development and sale	**56,419**	55,517
Buildings and improvements	**135,162**	98,283
Station equipment	**425,823**	306,041
Office furniture and equipment	**41,134**	37,305
Leasehold improvements	**18,362**	14,495
Automotive equipment	**20,634**	12,578
Capital leased assets	**79,126**	79,259
Construction in progress	**18,274**	6,647
	828,866	630,428
Less: accumulated depreciation	**(389,153)**	(348,907)
	$ 439,713	$ 281,521

Capital leased assets are related to building, tower and equipment leases. Depreciation related to capital leases is included in depreciation expense in the consolidated statements of operations. We recorded capital lease depreciation expense of $3.5 million, $3.8 million and $4.0 million for the years ended December 31, 2012, 2011 and 2010, respectively.

5. GOODWILL, BROADCAST LICENSES AND OTHER INTANGIBLE ASSETS:

Goodwill, which arises from the purchase price exceeding the assigned value of the net assets of an acquired business, represents the value attributable to unidentifiable intangible elements being acquired. Goodwill totaled $1,074.0 million and $660.1 million at December 31, 2012 and 2011, respectively. The change in the carrying amount of goodwill related to continuing operations was as follows (in thousands):

	Broadcast	Other Operating Divisions	Consolidated
Balance at December 31, 2010			
Goodwill	$ 1,070,202	$ 3,388	$ 1,073,590
Accumulated impairment losses	(413,573)	—	(413,573)
	656,629	3,388	660,017
Acquisition of other operating divisions companies (a)	—	100	100
Balance at December 31, 2011 (d)			
Goodwill (a)	1,070,202	3,488	1,073,690
Accumulated impairment losses	(413,573)	—	(413,573)
	656,629	3,488	660,117
Acquisition of television stations (b)	425,822	—	425,822
Reclassification of goodwill to assets held for sale (c)	(11,907)	—	(11,907)
Balance at December 31, 2012 (d)			
Goodwill	**1,484,117**	**3,488**	**1,487,605**
Accumulated impairment losses	**(413,573)**	**—**	**(413,573)**
	$ 1,070,544	**$ 3,488**	**$ 1,074,032**

(a) In May 2011 we recorded $0.1 million of goodwill when we acquired the Ring of Honor wrestling franchise.

(b) In 2012, we acquired goodwill as a result of acquisitions as discussed in *Note 2. Acquisitions.*

(c) In 2012, we reclassified goodwill to assets held for sale as a result of the pending sales of WLAJ-TV in Lansing, Michigan, and WLWC-TV in Providence, Rhode Island as discussed in *Discontinued Operations* under *Note 1. Nature of Operations and Summary of Significant Accounting Policies.*

(d) Approximately $6.4 million of goodwill relates to consolidated VIEs as of December 31, 2012 and 2011.

As of December 31, 2012 and 2011, the carrying amount of our broadcast licenses related to continuing operations was as follows (in thousands):

	2012	2011
Beginning balance	$ 47,002	$ 47,375
Broadcast license impairment charge	—	(398)
Acquisition of television stations (a)	38,924	25
Reclassification of broadcast license to assets held for sale (b)	(804)	—
Ending balance (c)	$ 85,122	$ 47,002

(a) In 2012, we acquired broadcast licenses as a result of acquisitions as discussed in *Note 2. Acquisitions.* In 2011, Cunningham, a VIE for which we consolidate, acquired the license assets of WDBB-TV, in Birmingham, Alabama.

(b) In 2012, we reclassified the broadcast license of WLAJ-TV in Lansing, Michigan and WLWC-TV in Providence, Rhode Island to assets held for sale as discussed in *Discontinued Operations* under *Note 1. Nature of Operations and Summary of Significant Accounting Policies.*

(c) Approximately $14.9 million and $4.2 million of broadcast licenses relate to consolidated VIEs as of December 31, 2012 and 2011, respectively.

We did not have any indicators of impairment in the first, second or third quarters of 2012 and therefore did not perform interim impairment tests for goodwill or broadcast licenses during those periods. We performed our annual impairment tests in the fourth quarter of 2012 based on the new guidance for testing goodwill and indefinite-lived intangible assets for impairment, and we did not recognize any impairment to goodwill or broadcast licenses in 2012 as a result of our qualitative and/or quantitative assessments. Based on the results of our annual qualitative assessment for goodwill impairment performed in 2012, we concluded that we would need to perform a quantitative "Step 1" test for three of our markets which had aggregate goodwill of $79.5 million as of October 1, 2012, the date of our annual impairment test. These markets had a decrease in operating results for the past few years and therefore, we estimated the fair value of these reporting units based on a market approach and income approach. For all three markets, the fair value of the reporting unit exceeded the respective carrying value by more than 10%. For all our other reporting units, we concluded based on the qualitative assessment that it was more likely than not that the fair values of these reporting units would sufficiently exceed their carrying values and it was not necessary to perform the quantitative two-step method.

We did not have any indicators of impairment in the first, second or third quarters of 2011 and therefore did not perform interim impairment tests for goodwill during those periods. In the first quarter 2011, we recorded an impairment charge of $0.4 million for our broadcast licenses due to anticipated increase in costs for one of our stations as a result of converting to full power. We performed our annual impairment tests in the fourth quarter of 2011, and did not recognize any impairment as a result of the assessments. Based on the annual qualitative assessment for goodwill impairment performed in 2011, we concluded that it was more likely than not that the fair values of all reporting units would sufficiently exceed their carrying value and thus it was not necessary to perform the quantitative two-step method.

The qualitative factors for our reporting units reviewed during our 2012 and 2011 assessments, with the exception of the three markets in which we performed a quantitative assessment, indicated stable or improving margins and favorable or stable forecasted economic conditions including stable discount rates and comparable business multiples. Additionally, the results of prior quantitative assessments supported significant excess fair value over carrying value of our reporting units.

As a result of our 2010 annual impairment test, we recorded an impairment charge related to our broadcast licenses of $4.6 million. Broadcast licenses were impaired in 7 of 35 markets and were primarily the result of additional cash outflows for increased signal strength necessary to maintain competitive market positions. There was no impairment to goodwill in 2010 as all of our reporting units had fair values in excess of carrying values.

The carrying value, fair value and impairment loss of the broadcast licenses which were impaired during 2011 and 2010 were as follows (in thousands):

		Fair Value Measurements Using			
Description	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Impairment Losses
Year Ended December 31, 2011					
Broadcast licenses (a)	$ 1,265	$ —	$ —	$ 1,265	$ 398
Year Ended December 31, 2010					
Broadcast licenses (a)	$ 14,850	$ —	$ —	$ 14,850	$ 4,613

(a) The fair value above represents the fair value of the broadcast licenses that were impaired in 2011 and 2010 and written down to fair value. It excludes carrying values of $45.7 million and $32.5 million related to broadcast licenses as of December 31, 2011 and 2010, respectively, which were not impaired during those years and had fair values in excess of carrying value.

The key assumptions used to determine the fair value of our broadcast licenses consist of discount rates, estimated market revenues, normalized market share, normalized profit margin, and estimated start-up costs. The qualitative factors for our broadcast licenses indicated an increase in market revenues, stable market shares and stable cost factors from 2011 to 2012. The revenue, expense and constant growth rates used in determining the fair value of our broadcast licenses increased slightly from 2010 to 2011. The growth rates are based on market studies, industry knowledge and historical performance. The discount rates used to determine the fair value of our broadcast licenses did not change significantly from 2011 to 2012 or 2010 to 2011. The discount rate is based on a number of factors including market interest rates, a weighted average cost of capital analysis based on the target capital structure for a television station, and includes adjustments for market risk and company specific risk.

The following table shows the gross carrying amount and accumulated amortization of definite-lived intangibles related to continuing operations (in thousands):

	As of December 31, 2012		
	Gross Carrying Amount	**Accumulated Amortization**	**Net**
Amortized intangible assets:			
Network affiliation (a)	**$ 580,929**	**$ (160,166)**	**$ 420,763**
Decaying advertiser base (b)	**178,094**	**(121,919)**	**56,175**
Other (c)	**195,103**	**(48,635)**	**146,468**
Total	**$ 954,126**	**$ (330,720)**	**$ 623,406**

	As of December 31, 2011		
	Gross Carrying Amount	**Accumulated Amortization**	**Net**
Amortized intangible assets:			
Network affiliation	$ 244,900	$ (141,202)	$ 103,698
Decaying advertiser base	122,375	(115,897)	6,478
Other (d)	106,243	(41,078)	65,165
Total	$ 473,518	$ (298,177)	$ 175,341

(a) The increase in network affiliation assets includes amounts from acquisitions of $343.0 million. See *Note 2. Acquisitions* for more information. Amounts also reflect the reclassification of the amounts related to WLAJ-TV and WLWC-TV to assets held for sale of $6.9 million. See *Discontinued Operations* under *Note 1. Nature of Operations and Summary of Significant Accounting Policies* for more information.

(b) The increase in decaying advertiser base includes amounts from acquisitions of $56.9 million. See *Note 2. Acquisitions* for more information. Amounts also reflect the reclassification of the amounts related to WLAJ-TV and WLWC-TV to assets held for sale of $1.2 million. See *Discontinued Operations* under *Note 1. Nature of Operations and Summary of Significant Accounting Policies* for more information.

(c) The increase in other intangible assets includes the amounts from acquisitions of $79.4 million. See *Note 2. Acquisitions* for more information. Amounts also reflect the reclassification of the amounts related to WLAJ-TV and WLWC-TV to assets held for sale of $3.1 million. See *Discontinued Operations* under *Note 1. Nature of Operations and Summary of Significant Accounting Policies* for more information. The increase also includes the purchase of additional alarm monitoring contracts of $13.9 million, which is included in the other operating divisions segment.

(d) During 2011, we purchased $8.9 million in additional alarm monitoring contracts related to a business within our other operating divisions.

Definite-lived intangible assets and other assets subject to amortization are being amortized on a straight-line basis over their estimated useful lives which generally range from 5 to 25 years. The total weighted average useful life of all definite-lived intangible assets and other assets subject to amortization acquired as a result of the acquisitions discussed in *Note 2. Acquisitions* is 14 years. The amortization expense of the definite-lived intangible assets for the years ended December 31, 2012, 2011 and 2010 was $38.1 million, $18.2 million and $18.8 million, respectively. We analyze specific definite-lived intangibles for impairment when events occur that may impact their value in accordance with the respective accounting guidance for long-lived assets. There were no impairment charges recorded for the years ended December 31, 2012, 2011 and 2010.

The following table shows the estimated amortization expense of the definite-lived intangible assets for the next five years (in thousands):

For the year ended December 31, 2013	$	56,741
For the year ended December 31, 2014		55,634
For the year ended December 31, 2015		55,325
For the year ended December 31, 2016		55,111
For the year ended December 31, 2017		54,658
Thereafter		345,937
	$	623,406

6. NOTES PAYABLE AND COMMERCIAL BANK FINANCING:

Bank Credit Agreement

In 2011, we entered into amendments (the Amendments) of our Bank Credit Agreement to help fund the acquisitions of Four Points and Freedom. A summary of the changes on interest of these Amendments are as follows:

- A new Term Loan A facility (Term Loan A). The Term Loan A bears interest at LIBOR plus 2.25%.
- Interest on the Term Loan B facility (Term Loan B) was reduced to LIBOR plus 3.00% with a 1.00% LIBOR floor. The maturity date of the Term Loan B was extended to October 29, 2016.
- We increased our revolving line of credit and extended the maturity from 2013 to be coterminous with the Term Loan A maturity of March 2016. Pricing on the revolving line of credit was reduced from LIBOR plus 4.00% with a 2.00% LIBOR floor down to LIBOR plus 2.25%, with no LIBOR floor.
- We began to incur fees on the undrawn commitments beginning January 17, 2012. The fees are calculated based on an annual rate of 0.5% for the Term Loan A, which increased to 1.0% after March 30, 2012, and 1.5% for the Term Loan B which increased to 3.0% after March 30, 2012.

In January 2012, we drew $180.0 million of the incremental Term Loan B under our Bank Credit Agreement to fund the asset acquisition of Four Points, which closed January 1, 2012. In addition, in April 2012, we drew $157.5 million of the incremental Term Loan A and $192.5 million of the incremental Term Loan B under our Bank Credit Agreement to fund the asset acquisition of Freedom, which closed April 1, 2012. As of December 31, 2012, we had $48.0 million drawn on our revolver.

In September 2012, we further amended certain terms of our Bank Credit Agreement. The final terms of the amendment are as follows:

- We increased our incremental uncommitted term loan capacity from $300.0 million to $500.0 million. Also under this new amendment,

- The level of permitted unsecured indebtedness increased from $450.0 million to $850.0 million, subject to certain limitations, and we increased our ratio of our First Lien Indebtedness from 3.25 times EBITDA to 3.75 times EBITDA through December 31, 2014 with a decrease to 3.50 times EBITDA through maturity of the agreement.
- Other amended terms provided us with increased television station acquisition capacity, more flexibility under the other restrictive covenants and prepayments of the existing term loans.
- There were no changes pertaining to interest rates or maturities of the outstanding debt or commitments under the Bank Credit Agreement.

Interest expense related to the Bank Credit Agreement, including the revolver, on our consolidated statement of operations was $35.7 million, $19.6 million and $23.6 million for the years ended December 31, 2012, 2011 and 2010, respectively. Included in these amounts were debt refinancing costs of $6.3 million and $6.1 million for the years ended December 31, 2012 and 2011, respectively, in accordance with debt modification accounting guidance that applied to the amendments. In addition, in connection with the amendments we capitalized $2.3 million and $5.5 million as deferred financing costs, which are included in other assets in our consolidated financial statements during the years ended December 31, 2012 and 2011, respectively. The weighted average effective interest rate of the Term Loan B for the years ended December 31, 2012 and 2011 was 4.40% and 4.96%, respectively. The weighted average effective interest rate of the Term Loan A for the years ended December 31, 2012 and 2011 was 2.53% and 2.45%, respectively.

Our Bank Credit Agreement contains certain cross-default provisions with certain material third-party licensees. As of December 31, 2012, Cunningham was the sole material third party licensee as defined in our Bank Credit Agreement. A default by a material third-party licensee under our agreements with such parties, including a default caused by insolvency, would cause an event of default under our Bank Credit Agreement. As of December 31, 2012, Cunningham had repaid the total outstanding principal balance of their term loan facility.

6.125% Senior Unsecured Notes, due 2022

On October 12, 2012, we issued $500.0 million of senior unsecured notes, which bear interest at a rate of 6.125% per annum and mature on October 1, 2022 (the 6.125% Notes), pursuant to an indenture dated October 12, 2012 (the 2012 Indenture). The 6.125% Notes were priced at 100% of their par value and interest is payable semi-annually on April 1 and October 1, commencing on April 1, 2013. Prior to October 1, 2017, we may redeem the 6.125% Notes, in whole or in part, at any time or from time to time at a price equal to 100% of the principal amount of the 6.125% Notes plus accrued and unpaid interest, if any, to the redemption date, plus a "make-whole" premium as set forth in the 2012 Indenture. Beginning on October 1, 2017, we may redeem some or all of the 6.125% Notes at any time or from time to time at a redemption price set forth in the 2012 Indenture. In addition, on or prior to October 1, 2015, we may redeem up to 35% of the 6.125% Notes using proceeds of certain equity offerings. Upon the sale of certain of our assets or certain changes of control, the holders of the 6.125% Notes may require us to repurchase some or all of the notes. The net proceeds from the offering of the 6.125% Notes were used to pay down outstanding indebtedness under the revolving credit facility under our Bank Credit Agreement and fund the acquisitions as described under *Note 2. Acquisitions*, and for general corporate purposes. Concurrent with entering into the 2012 Indenture, we also entered into a registration rights agreement requiring us to complete an offer of an exchange of the 6.125% Notes for registered securities with the Securities and Exchange Commission (the SEC) by July 8, 2013. As of December 31, 2012, we capitalized $9.1 million in estimated fees to deferred financing costs, which are included in other assets in our consolidated financial statements.

Interest expense was $6.8 million for the year ended December 31, 2012. The weighted average effective interest rate for the 6.125% Notes was 6.125% for the year ended December 31, 2012.

8.375% Senior Unsecured Notes, due 2018

On October 4, 2010, we issued $250.0 million aggregate principal amount of senior unsecured notes, which bear interest at a rate of 8.375% per annum and mature on October 15, 2018 (the 8.375% Notes), pursuant to an indenture dated as of October 4, 2010 (the 2010 Indenture). The 8.375% were issued at 98.567% of their par value and interest is payable semi-annually on April 15 and October 15 of each year, commencing on April 15, 2011. Prior to October 15, 2014, we may redeem the 8.375% Notes in whole or in part, at any time or from time to time at a price equal to 100% of the principal amount of the 8.375% Notes plus accrued and unpaid interest, plus a "make-whole premium" as set forth in the 2010 Indenture. Beginning on October 15, 2014, we may redeem some or all of the 8.375% Notes at any time or from time to time at the redemption prices set forth in the 2010 Indenture. In addition, on or prior to October 15, 2013, we may redeem up to 35% of the 8.375% Notes using the proceeds of certain equity offerings. Upon certain changes of control, we must offer to purchase the 8.375% Notes at a price equal to 101% of the face amount of the notes plus accrued and unpaid interest. The net proceeds from the offering of the 8.375% Notes were used to fund the tender offers for our 6.0% and 8.0% Notes described below. Upon the sale of certain of our assets or certain changes of control, the holders of the 8.375% Notes may require us to repurchase some or all of the 8.375% Notes. Concurrent to entering into the 2010 Indenture we also entered into a registration rights agreement requiring us to complete an offer of an exchange of the 8.375% Notes for registered securities with the SEC by July 1, 2011. The 8.375% Notes registration became effective on November 23, 2010.

In 2011, we repurchased, in the open market, $12.5 million principal amount of the 8.375% Notes. We recognized a loss on these extinguishments of $0.3 million. As of December 31, 2012, the principal amount of the outstanding 8.375% Notes was $237.5 million.

Interest expense was $20.2 million, $21.0 million and $5.1 million for the years ended December 31, 2012, 2011 and 2010, respectively. The weighted average effective interest rate of the 8.375% Notes, including amortization of its bond discount, was 8.62% and 8.64% for the years ended December 31, 2012 and 2011, respectively.

9.25% Senior Secured Second Lien Notes, Due 2017

On October 29, 2009, we issued $500.0 million aggregate principal amount of senior secured notes, which bear interest at a rate of 9.25% per annum and mature on November 1, 2017 (the 9.25% Notes), pursuant to an indenture dated as of October 29, 2009 (the 2009 Indenture). The 9.25% Notes were issued at 97.264% of their par value and interest is payable semi-annually on May 1 and November 1 of each year, commencing on May 1, 2010. Prior to November 1, 2013, we may redeem the 9.25% Notes in whole, but not in part, at any time at a price equal to 100% of the principal amount of the 9.25% Notes plus accrued and unpaid interest, plus a "make-whole premium" as set forth in the 2009 Indenture. Beginning on November 1, 2013, we may redeem some or all of the 9.25% Notes at any time or from time to time at the redemption prices set forth in the 2009 Indenture. Upon the sale of certain of our assets or certain changes of control, the holders of the 9.25% Notes may require us to repurchase some or all of the 9.25% Notes. The 9.25% Notes are collateralized by $2,037.5 million of our tangible and intangible assets.

Interest expense was $47.7 million, $47.6 million and $47.3 for the years ended December 31, 2012, 2011 and 2010, respectively. The weighted average effective interest rate for the 9.25% Notes, including the amortization of its bond discount, was 9.74% for the years ended December 31, 2012 and 2011.

4.875% Convertible Senior Notes, Due 2018 and 3.0% Convertible Senior Notes, Due 2027

Any holder of the 4.875% Convertible Senior Notes (the 4.875% Notes) may surrender all or any portion of their notes for a conversion into our Class A Common Stock at any time. As of December 31, 2012, the conversion price of the 4.875% Notes was $22.37 per share and the number of Class A Common Stock that would be delivered upon conversion was 254,128. The 4.875% Notes bore cash interest at an annual rate of 4.875% until January 15, 2011 and now bear cash interest at an annual rate of 2.00% from January 15, 2011 through maturity, July 15, 2018. The principal amount of the 4.875% Notes will accrete to 125.66% of the original par amount from January 15, 2011 to maturity. As of January 15, 2011, no put rights were exercised for the 4.875% Notes and the put right expired.

Upon certain conditions, the 3.0% Convertible Senior Notes (the 3.0% Notes) are convertible into cash and, in certain circumstances, shares of Class A Common Stock at any time on or before November 15, 2026. Holders of the 3.0% Notes will have the right on May 15, 2017 and May 15, 2022, or any other such date to be determined by us at a repurchase price payable in cash equal to the aggregate principal amount plus accrued and unpaid interest (including contingent cash interest), if any, through the repurchase date. As of December 31, 2012, the conversion price of the 3.0% Notes was $17.35 per share and the number of Class A Common Stock that would be delivered upon conversion was 311,239. The 3.0% Notes bear interest at an annual rate of 3.0%, payable semi-annually in May and November. We recorded the difference between the initial proceeds received from the debt issuance and the fair value of the liability component of the debt as a discount. The 3.0% Notes mature on May 15, 2027.

During 2010, we completed tender offers to purchase for cash any and all of the outstanding 3.0% Notes and 4.875% Notes at 100% of the face value of such notes. We redeemed approximately $12.3 million and $14.3 million of the 3.0% and 4.875% Notes, respectively. Additionally, during 2010, the put right period for the 3.0% Notes expired and holders representing $10.0 million in principal amount of the 3.0% Notes exercised their put rights. During the third quarter of 2010, we redeemed $17.0 million of the 4.875% Notes in a private transaction.

As of December 31, 2012, we have embedded derivatives related to contingent cash interest features in our 4.875% Notes and 3.0% Notes, which had negligible fair values.

Interest expense for the 4.875% Notes was $0.3 million, $0.3 million and $1.0 million for the years ended December 31, 2012, 2011 and 2010, respectively. Interest expense for the 3.0% Notes was $0.2 million, $0.2 million and $0.5 million, respectively. The weighted average effective interest rate for the 4.875% Notes was 4.84% for the years ended December 31, 2012 and 2011. The weighted average effective interest rate on the liability portion of the 3.0% Notes was 3.0% for the years ended December 31, 2012 and 2011.

8.0% Senior Subordinated Notes, Due 2012

In 2002 and 2003, we issued $650.0 million aggregate principal amount of 8.0% Senior Subordinated Notes, due 2012 (the 8.0% Notes). Interest on the 8.0% Notes was paid semiannually on March 15 and September 15 of each year, beginning September 15, 2002. The 8.0% Notes were issued under an indenture among us, certain of our subsidiaries (the guarantors) and the trustee.

On September 20, 2010, we commenced a tender offer to purchase for cash any and all of the outstanding 8.0% Notes. We offered to purchase the 8.0% Notes at a purchase price of $1,002.50 per $1,000 principal amount, if tendered within the first ten business days of the tender offer period or $972.50 per $1,000 principal amount if tendered after such time, plus accrued and unpaid interest. The tender offers expired October 19, 2010 and approximately $175.7 million principal amount of the 8.0% Notes were tendered and purchased. On November 19, 2010, we completed the redemption of the remaining $49.0 million outstanding of 8.0% Notes. These notes were redeemed for cash at a redemption price of 100% of the principal amount of the 8.0% Notes plus accrued and unpaid interest. The redemption of the notes was effected in accordance with the terms of the indenture governing the notes and was funded from the net proceeds of the 8.375% Senior Unsecured Notes, due 2018 (8.375% Notes) offering described above and available cash on hand. As a result of these redemptions, we recorded a gain from extinguishment of debt of $0.7 million for the year ended December 31, 2010.

Interest expense was $13.9 million for the year ended December 31, 2010. The weighted average effective interest rate for the 8.0% Notes including the amortization of its bond premium was 7.88% for the year ended December 31, 2010.

6.0% Convertible Debentures, Due 2012

In 2005, we completed an exchange of our Series D Convertible Exchangeable Preferred Stock (the Preferred Stock) into 6.0% Convertible Debentures, due 2012 (the 6.0% Notes). The 6.0% Notes were due to mature September 15, 2012, and bore interest at a rate of 6.0% per annum, payable quarterly on each March 15, June 15, September 15 and December 15, beginning September 15, 2005. The 6.0% Notes were convertible into Class A Common Stock at the option of the holders at a conversion price of $22.813 per share, subject to adjustment. The difference in the carrying amount of the Preferred Stock and the fair value of the 6.0% Notes was recorded as a $31.7 million discount on the 6.0% Notes and was being amortized over the life of the 6.0% Notes using the effective interest method.

During 2010, we repurchased, on the open market, $6.1 million in principal amount of the 6.0% Notes. In September 2010, we commenced tender offers to purchase for cash up to $60.0 million in principal amount of the outstanding 6.0% Notes. We offered to purchase the 6.0% Notes at a purchase price of $987.50 per $1,000 principal amount plus accrued and unpaid interest. The tender offer expired October 19, 2010 and approximately $58.0 million of the 6.0% Notes were tendered and purchased. The net proceeds from the offering of the 8.375% Notes described below and cash on hand were used to fund this tender offer.

In April 2011, we completed the redemption of the remaining $70.0 million of outstanding 6.0% Notes at 100% of the face value of such notes plus accrued and unpaid interest. The redemption of the 6.0% Notes was effected in accordance with the terms of the indenture governing the 6.0% Notes and was funded from the net proceeds of our new Term Loan A. As a result of this redemption, we recorded a loss on extinguishment of debt of $3.4 million for the year ended December 31, 2011.

Interest expense was $1.9 million and $10.6 million for the years ended December 31, 2011 and 2010, respectively. The weighted average effective interest rate for the 6.0% Notes including the amortization of its bond discount was 9.18% and 8.96% for the years ended December 31, 2011 and 2010, respectively.

Deerfield Bank Credit Facility

Deerfield, one of our consolidated VIEs, entered into a $27.1 million credit agreement with a third party on November 30, 2012 in order to purchase the license assets of certain stations. See *Note 1. Nature of Operations and Summary of Significant Accounting Policies* and *Note 2. Acquisitions* for more information. The credit agreement matures on November 30, 2017 and bears interest of LIBOR plus 2.50%. We have jointly and severally, unconditionally and irrevocably guaranteed the debt of Deerfield, as a primary obligor, including the payment of all unpaid principal of and interest on the loans.

As of December 31, 2012, the outstanding principal amount of the debt was $20.0 million. For the year ended December 31, 2012, the interest expense relating to Deerfield's term loan facility was $0.1 million and the interest rate as of December 31, 2012 was 2.81%.

Cunningham Bank Credit Facility

Cunningham, one of our consolidated VIEs, held a $33.5 million term loan facility originally entered into in March 2002, with an unrelated third party. Primarily all of Cunningham's assets was collateral for its term loan facility, which was non-recourse. The interest rate of the term loan was LIBOR plus 4.50% with a 2.00% floor. The facility was paid in full as of October 1, 2012. See *Note 11. Related Person Transactions* for more information.

For the years ended December 31, 2012, 2011 and 2010, the interest expense relating to Cunningham's term loan facility was $0.3 million, $1.0 million and $1.7 million, respectively.

Other Operating Divisions Segment Debt

Other operating divisions segment debt includes the debt of our consolidated subsidiaries with non-broadcast related operations. This debt is non-recourse to us. Interest is paid on this debt at rates typically ranging from LIBOR plus 2.5% to a fixed 6.11% during 2012. During 2012, 2011 and 2010, interest expense on this debt was $3.1 million, $3.7 million and $4.3 million, respectively.

Summary

Notes payable, capital leases and the Bank Credit Agreement consisted of the following as of December 31, 2012 and 2011 (in thousands):

	2012	2011
Bank Credit Agreement, Term Loan A	$ 263,875	$ 115,000
Bank Credit Agreement, Term Loan B	587,656	221,700
Revolving Credit Facility	48,000	12,000
9.25% Senior Secured Second Lien Notes, due 2017	500,000	500,000
8.375% Senior Unsecured Notes, due 2018	237,530	237,530
4.875% Convertible Senior Notes, due 2018	5,685	5,685
6.125% Senior Unsecured Notes, due 2022	500,000	—
3.0% Convertible Senior Notes, due 2027	5,400	5,400
Deerfield Bank Credit Facility	19,950	—
Cunningham Term Loan Facility (non-recourse)	—	10,967
Other operating divisions segment debt (all non-recourse)	65,663	51,614
Capital leases	43,364	45,075
Total outstanding principal	2,277,123	1,204,971
Plus: Accretion on 4.875% Convertible Senior Notes, due 2018	332	158
Less: Discount on Bank Credit Agreement, Term Loan B	(6,807)	(4,698)
Less: Discount on 9.25% Senior Secured Second Lien Notes, due 2017	(9,483)	(10,947)
Less: Discount on 8.375% Senior Unsecured Notes, due 2018	(2,677)	(3,018)
Less: Current portion	(47,622)	(38,195)
Net carrying value	$ 2,210,866	$ 1,148,271

Indebtedness under the notes payable, capital leases and the Bank Credit Agreement as of December 31, 2012 matures as follows (in thousands):

	Notes and Bank Credit Agreement	Capital Leases	Total
2013	$ 46,805	$ 6,169	$ 52,974
2014	34,866	6,247	41,113
2015	64,374	5,435	69,809
2016	810,514	5,033	815,547
2017	511,970	5,078	517,048
2018 and thereafter	766,689	49,324	816,013
Total minimum payments	2,235,218	77,286	2,312,504
Less: Discount on Term Loan B	(6,807)	—	(6,807)
Less: Discount on 9.25% Senior Secured Second Lien Notes, due 2017	(9,483)	—	(9,483)
Less: Discount on 8.375% Senior Unsecured Notes, due 2018	(2,677)	—	(2,677)
Less: Amount representing future interest	(1,127)	(33,922)	(35,049)
	$ 2,215,124	$ 43,364	$ 2,258,488

Our Bank Credit Agreement and indentures governing our outstanding notes contain a number of covenants that, among other things, restrict our ability and our subsidiaries' ability to incur additional indebtedness, pay dividends, incur liens, engage in mergers or consolidations, make acquisitions, investments or disposals and engage in activities with affiliates. In addition, under the Bank Credit Agreement, we are required to satisfy specified financial ratios. As of December 31, 2012, we were in compliance with all financial ratios and covenants.

Substantially all of our stock in our wholly-owned subsidiaries has been pledged as security for the Bank Credit Agreement.

As of December 31, 2012, our broadcast segment had 29 capital leases with non-affiliates, including 26 tower leases, two building leases and one software lease; our other operating divisions segment had six capital equipment leases and corporate has one building lease. All of our tower leases will expire within the next 19 years and the building leases will expire within the next 4 years. Most of our leases have 5-10 year renewal options and it is expected that these leases will be renewed or replaced within the normal course of business. For more information related to our affiliate notes and capital leases, see *Note 11. Related Person Transactions.*

7. PROGRAM CONTRACTS:

Future payments required under program contracts as of December 31, 2012 were as follows (in thousands):

2013	$ 88,015
2014	10,994
2015	5,148
2016	199
Total	104,356
Less: Current portion	(88,015)
Long-term portion of program contracts payable	$ 16,341

Each future periods' film liability includes contractual amounts owed, however, what is contractually owed does not necessarily reflect what we are expected to pay during that period. While we are contractually bound to make the payments reflected in the table during the indicated periods, industry protocol typically enables us to make film payments on a three-month lag. Included in the current portion amounts are payments due in arrears of $20.0 million. In addition, we have entered into non-cancelable commitments for future program rights aggregating to $140.5 million as of December 31, 2012.

8. COMMON STOCK:

Holders of Class A Common Stock are entitled to one vote per share and holders of Class B Common Stock are entitled to ten votes per share, except for votes relating to "going private" and certain other transactions. The Class A Common Stock and the Class B Common Stock vote together as a single class, except as otherwise may be required by Maryland law, on all matters presented for a vote. Holders of Class B Common Stock may at any time convert their shares into the same number of shares of Class A Common Stock. During 2011, 1,149,960 Class B Common Stock shares were converted into Class A Common Stock shares. There were no Class B Common Stock shares converted into Class A Common Stock shares in 2012.

Our Bank Credit Agreement and some of our subordinated debt instruments have restrictions on our ability to pay dividends. Under our Bank Credit Agreement, in certain circumstances, we may make up to $100.0 million in unrestricted annual cash payments including but not limited to dividends, of which $50.0 million may carry over to the next year. Under the indentures governing the 9.25% Notes, 8.375% Notes and 6.125% Notes, we are restricted from paying dividends on our common stock unless certain specified conditions are satisfied, including that:

- no event of default then exists under the indenture or certain other specified agreements relating to our indebtedness; and
- after taking into account the dividends payment, we are within certain restricted payment requirements contained in the indenture.

In addition, under certain of our debt instruments, the payment of dividends is not permissible during a default thereunder.

During 2011, our Board of Directors declared quarterly dividends on common stock, of $0.12 per share. Dividends of $0.12 per share were paid in March 2011, June 2011, September 2011 and December 2011, for total dividend payments of $0.48 per share for the year ended December 31, 2011. During 2012, our Board of Directors declared a quarterly dividend of $0.12 per share in the months of February and May, which were paid in March and June, and $0.15 per share in the months of August and November, which were paid in September and December. A special cash dividend of $1.00 per share was also declared in November 2012, which was paid in December, for total dividend payments of $1.54 per share for the year ended December 31, 2012. In February 2013, our Board of Directors declared a quarterly dividend of $0.15 per share. Future dividends on our common shares, if any, will be at the discretion of our Board of Directors and will depend on several factors including our results of operations, cash requirements and surplus, financial condition, covenant restrictions and other factors that the Board of Directors may deem relevant. The Class A Common Stock and Class B Common Stock holders have the same rights related to dividends.

9. INCOME TAXES:

The provision (benefit) for income taxes consisted of the following for the years ended December 31, 2012, 2011 and 2010 (in thousands):

	2012	2011	2010
Provision for income taxes - continuing operations	$ 67,852	$ 44,785	$ 40,226
Provision for income taxes - discontinued operations	663	477	77
	$ 68,515	$ 45,262	$ 40,303
Current:			
Federal	$ 56,106	$ 678	$ 1,263
State	4,095	1,055	596
	60,201	1,733	1,859
Deferred:			
Federal	9,151	41,361	37,010
State	(837)	2,168	1,434
	8,314	43,529	38,444
	$ 68,515	$ 45,262	$ 40,303

The following is a reconciliation of federal income taxes at the applicable statutory rate to the recorded provision from continuing operations:

	2012	2011	2010
Federal statutory rate	**35.0%**	35.0%	35.0%
Adjustments-			
State income taxes, net of federal tax benefit	**1.3%**	1.7%	1.5%
Non-deductible expenses	**0.3%**	0.4%	0.4%
Basis in subsidiaries stock	**—%**	—%	(2.1%)
Taxes on consolidated VIEs	**(3.4%)**	(0.7%)	(1.2%)
Other	**(1.2%)**	0.6%	0.8%
Effective income tax rate	**32.0%**	37.0%	34.4%

We recorded a deferred tax benefit of $2.5 million during the year ended December 31, 2010 related to the recovery of historical losses attributable to the basis in stock of certain subsidiaries.

For the year ended December 31, 2012, the taxes on consolidated VIEs include a release of $7.7 million of valuation allowance related to certain deferred tax assets of Cunningham, one of our consolidated VIEs, as the weight of all available evidence supports realization of the deferred tax assets. This assessment was based primarily on the sufficiency of forecasted taxable income necessary to utilize net operating loss carryforwards expiring in years 2022 – 2029. This VIE files separate income tax returns. Any resulting tax liabilities are nonrecourse to us, and we are not entitled to any benefit resulting from the deferred tax assets of the VIE.

Temporary differences between the financial reporting carrying amounts and the tax bases of assets and liabilities give rise to deferred taxes. As of December 31, 2012 and 2011, total deferred tax assets and deferred tax liabilities, including those classified as held for sale of $1.3 million, as of December 31, 2012, were as follows (in thousands):

	2012	2011
Current and Long-Term Deferred Tax Assets:		
Net operating and capital losses:		
Federal	**$ 5,738**	$ 1,550
State	**66,990**	87,623
Broadcast licenses	**29,170**	18,087
Intangibles	**5,871**	5,390
Other	**33,803**	20,965
	141,572	133,615
Valuation allowance for deferred tax assets	**(59,407)**	(79,136)
Total deferred tax assets	**$ 82,165**	$ 54,479
Current and Long-Term Deferred Tax Liabilities:		
Broadcast licenses	**$ (13,090)**	$ (10,115)
Intangibles	**(216,505)**	(204,230)
Property & equipment, net	**(25,359)**	(24,877)
Contingent interest obligations	**(52,388)**	(52,298)
Other	**(10,213)**	(5,571)
Total deferred tax liabilities	**(317,555)**	(297,091)
Net tax liabilities	**$ (235,390)**	$ (242,612)

Our remaining federal and state capital and net operating losses will expire during various years from 2013 to 2032.

As discussed in *Note 1. Income taxes*, we establish valuation allowances in accordance with the guidance related to accounting for income taxes. As of December 31, 2012, a valuation allowance has been provided for deferred tax assets related to a substantial portion of our available state net operating loss carryforwards, based on past operating results, expected timing of the reversals of existing temporary book/tax basis differences, alternative tax strategies and projected future taxable income. Although realization is not assured for the remaining deferred tax assets, we believe it is more likely than not that they will be realized in the future. During the year ended December 31, 2012, we decreased our valuation allowance by $19.7 million. The reduction in valuation allowance was primarily due to the settlement of several audits, which resulted in the utilization of certain state net operating loss carryforwards which were previously fully reserved, as well as due to changes in estimates of apportionment for certain states. During the year ended December 31, 2011, we increased our valuation allowance by $1.6 million, from $77.6 million, and during the year December 31, 2010, we increased our valuation allowance by $0.7 million, from $76.8 million. The change in valuation allowance was primarily due to the creation of additional state net operating loss carryforwards.

As of December 31, 2012 and 2011, we had $26.0 million and $26.1 million of gross unrecognized tax benefits, respectively. Of this total, for the years ended December 31, 2012 and 2011, $15.0 and $15.1 million respectively (net of federal effect on state tax issues) and $6.8 million for both years (net of federal effect on state tax issues) represent the amounts of unrecognized tax benefits that, if recognized, would favorably affect our effective tax rates from continuing operations and discontinued operations, respectively.

The following table summarizes the activity related to our accrued unrecognized tax benefits (in thousands):

	2012	**2011**	**2010**
Balance at January 1,	**$ 26,088**	$ 26,125	$ 26,148
(Reductions) increases related to prior years tax position	**(123)**	(127)	(210)
Increases related to current year tax positions	—	90	187
Reductions related to settlements with taxing authorities	—	—	—
Reductions related to expiration of the applicable statute of limitations	—	—	—
Balance at December 31,	**$ 25,965**	$ 26,088	$ 26,125

In addition, we recognize accrued interest and penalties related to unrecognized tax benefits in income tax expense. We recognized $1.5 million, $1.3 million and $1.0 million of income tax expense for interest related to uncertain tax positions for the years ended December 31, 2012, 2011 and 2010, respectively.

Management periodically performs a comprehensive review of our tax positions and accrues amounts for tax contingencies. Based on these reviews, the status of ongoing audits and the expiration of applicable statute of limitations, these accruals are adjusted as necessary. Amounts accrued for these tax matters are included in the table above and long-term liabilities in our consolidated balance sheets. We believe that adequate accruals have been provided for all years.

We are subject to U.S. federal income tax as well as income tax of multiple state jurisdictions. All of our 2009 and subsequent federal and state tax returns remain subject to examination by various tax authorities. Some of our pre-2009 federal and state tax returns may also be subject to examination. In addition, our 2006 and 2007 federal tax returns are currently under audit, and several of our subsidiaries are currently under state examinations for various years. We do not anticipate the resolution of these matters will result in a material change to our consolidated financial statements. In addition, we believe it is reasonably possible that our liability for unrecognized tax benefits related to continuing and certain discontinued operations will be reduced by $1.2 million and $5.1 million, respectively, in the next twelve months as a result of expected statute of limitations expirations, the application of limits under available state administrative practice exceptions, and the resolution of examination issues and expected settlements with federal and certain state tax authorities.

10. COMMITMENTS AND CONTINGENCIES:

Litigation

We are a party to lawsuits and claims from time to time in the ordinary course of business. Actions currently pending are in various stages and no material judgments or decisions have been rendered by hearing boards or courts in connection with such actions. After reviewing developments to date with legal counsel, our management is of the opinion that the outcome of our pending and threatened matters will not have a material adverse effect on our consolidated balance sheets, consolidated statements of operations or consolidated statements of cash flows.

Various parties have filed petitions to deny our applications or our LMA partners' applications for the following stations' license renewals: WXLV-TV, Winston-Salem, North Carolina; WMYV-TV, Greensboro, North Carolina; WLFL-TV, Raleigh / Durham, North Carolina; WRDC-TV, Raleigh / Durham, North Carolina; WLOS-TV, Asheville, North Carolina, WMMP-TV, Charleston, South Carolina; WTAT-TV, Charleston, South Carolina; WMYA-TV, Anderson, South Carolina; WICS-TV Springfield, Illinois; WBFF-TV, Baltimore, Maryland; KGAN-TV, Cedar Rapids, Iowa WTTE-TV, Columbus, Ohio; WRGT-TV, Dayton, Ohio; WVAH, Charleston / Huntington, West Virginia and WCGV-TV in Milwaukee, Wisconsin. The FCC is in the process of considering the renewal applications and we believe the petitions have no merit.

Operating Leases

We have entered into operating leases for certain property and equipment under terms ranging from one to 40 years. The rent expense from continuing operations under these leases, as well as certain leases under month-to-month arrangements, for the years ended December 31, 2012, 2011 and 2010 was approximately $6.7 million, $3.9 million and $3.7 million, respectively.

Future minimum payments under the leases are as follows (in thousands):

2013	$	4,682
2014		4,512
2015		3,820
2016		3,557
2017		3,863
2018 and thereafter		4,316
	$	24,750

We had no material outstanding letters of credit as of December 31, 2012.

Network Affiliation Agreements

On May 14, 2012, the Company and the licensees of stations to which we provide services, representing 20 affiliates of Fox Broadcast Company (FOX), extended the network affiliation agreements with FOX from the existing term of December 31, 2012 to December 31, 2017. Concurrently, we entered into an assignable option agreement with Fox Television Stations, Inc. (FTS) giving us or our assignee the right to purchase substantially all the assets of the WUTB station (Baltimore, MD) owned by FTS, which has a program service arrangement with MyNetworkTV, for $2.7 million. In October 2012, we exercised our option and entered into an agreement to purchase the assets of WUTB and we expect the sale to close in the first quarter of 2013 subject to FCC approval and other closing conditions. We also entered into an option agreement giving FTS the right to purchase our stations in up to three of the following four markets: Las Vegas, NV, Raleigh, NC, Norfolk, VA, and Cincinnati, OH. Our stations in these markets are affiliated with the following networks or program service providers: Las Vegas (The CW and MyNetworkTV), Raleigh (The CW and MyNetworkTV), Norfolk (MyNetworkTV) and Cincinnati (MyNetworkTV). These options were exercisable between July 1, 2012 and March 30, 2013, however, FOX notified us of their intent to not exercise these options in January 2013. In the second quarter of 2012, we paid $25.0 million to FOX pursuant to the agreements, which is reflected as cash flows used in operating activities within the consolidated statement of cash flows for the year ended December 31, 2012. During the second quarter of 2012, we recorded $50.0 million in other assets and $25.0 million of other accrued liabilities within the consolidated balance sheet, representing the additional obligation due to FOX in April 2013 because FTS did not exercise its option to acquire any of our stations. The $50.0 million asset is being amortized through the current term of the affiliation agreement ending on December 31, 2017. Approximately $5.6 million of amortization expense has been recorded in the consolidated statement of operations during the year ended December 31, 2012. In addition, we are required to pay to FOX programming payments under the terms of the affiliation agreements. These payments are recorded in station production expenses as incurred.

Changes in the Rules on Television Ownership and Local Marketing Agreements

Certain of our stations have entered into what have commonly been referred to as local marketing agreements or LMAs. One typical type of LMA is a programming agreement between two separately owned television stations serving the same market, whereby the licensee of one station programs substantial portions of the broadcast day and sells advertising time during such programming segments on the other licensee's station subject to the latter licensee's ultimate editorial and other controls. We believe these arrangements allow us to reduce our operating expenses and enhance profitability.

If we are required to terminate or modify our LMAs, our business could be affected in the following ways:

Losses on investments. In some cases, we own the non-license assets used by the stations we operate under LMAs. If certain of these LMA arrangements are no longer permitted, we would be forced to sell these assets, restructure our agreements or find another use for them. If this happens, the market for such assets may not be as good as when we purchased them and, therefore, we cannot be certain of a favorable return on our original investments.

Termination penalties. If the FCC requires us to modify or terminate existing LMAs before the terms of the LMAs expire, or under certain circumstances, we elect not to extend the terms of the LMAs, we may be forced to pay termination penalties under the terms of some of our LMAs. Any such termination penalties could be material.

The following paragraphs discuss various proceedings relevant to our LMAs.

In 1999, the FCC established a new local television ownership rule. LMAs fell under this rule, however the rule grandfathered LMAs that were entered into prior to November 5, 1996, and permitted the applicable stations to continue operations pursuant to the LMAs until the conclusion of the FCC's 2004 biennial review. The FCC stated it would conduct a case-by-case review of grandfathered LMAs and assess the appropriateness of extending the grandfathering periods. The FCC did not initiate any review of grandfathered LMAs in 2004 or as part of its 2006 quadrennial review. We do not know when, or if, the FCC will conduct any such review of grandfathered LMAs. For LMAs executed on or after November 5, 1996, the FCC required compliance with the 1999 local television ownership rule by August 6, 2001. We challenged the 1999 rules in the U.S. Court of Appeals for the D.C. Circuit (D.C. Circuit), resulting in the exclusion of post-November 5, 1996 LMAs from the 1999 rules. In 2002, the D.C. Circuit ruled in *Sinclair Broadcast Group, Inc. v. F.C.C.*, 284 F.3d 114 (D.C. Cir. 2002) that the 1999 local television ownership rule was arbitrary and capricious and sent the rule back to the FCC for further refinement.

In 2003, the FCC revised its ownership rules, including the local television ownership rule; however the U. S. Court of Appeals for the Third Circuit (Third Circuit) did not enable the 2003 rules to become effective and sent the 2003 rules back to the FCC for further refinement. Due to the court decisions, the FCC concluded the 1999 rules could not be justified as necessary in the public interest and as a result, we took the position that an issue exists regarding whether the FCC has any current legal right to enforce any rules prohibiting the acquisition of television stations. Several parties, including us, filed petitions with the Supreme Court of the United States seeking review of the Third Circuit decision, but the Supreme Court denied the petitions in June 2005.

In July 2006, the FCC released a Further Notice of Proposed Rule Making seeking comment on how to address the issues raised by the Third Circuit's decision. In January 2008, the FCC released an order containing ownership rules that re-adopted the 1999 rules. On February 29, 2008, several parties, including us, separately filed petitions for review in a number of federal appellate courts challenging the 1999 rules. Those petitions were consolidated in the U.S. Court of Appeals for the Ninth Circuit (Ninth Circuit) and in November 2008, transferred by the Ninth Circuit to the Third Circuit. On July 7, 2011, the Third Circuit upheld the FCC's local television ownership rules. On December 5, 2011, we joined with a number of other parties on a Petition for a Writ of Certiorari filed with the Supreme Court requesting that the Court overrule the decision of the Third Circuit. That request remains pending before the Supreme Court.

On November 15, 1999, we entered into an agreement to acquire WMYA-TV (formerly WBSC-TV) in Anderson, South Carolina from Cunningham Broadcasting Corporation (Cunningham), but that transaction was denied by the FCC. Since none of the FCC rule changes ever became effective, we filed a petition for reconsideration with the FCC and amended our application to acquire the license of WMYA-TV. We also filed applications in November 2003 to acquire the license assets of, at that time, the remaining five Cunningham stations: WRGT-TV, Dayton, Ohio; WTAT-TV, Charleston, South Carolina; WVAH-TV, Charleston, West Virginia; WNUV-TV, Baltimore, Maryland; and WTTE-TV, Columbus, Ohio. Rainbow / PUSH filed a petition to deny these five applications and to revoke all of our licenses. The FCC dismissed our applications and denied the Rainbow / PUSH petition due to the abovementioned 2003 Third Circuit decision. Rainbow / PUSH filed a petition for reconsideration of that denial and we filed an application for review of the dismissal. In 2005, we filed a petition with the D. C. Circuit requesting that the Court direct the FCC to take final action on our applications, but that petition was dismissed. On January 6, 2006, we submitted a motion to the FCC requesting that it take final action on our applications. The applications and the associated petition to deny are still pending. We believe the Rainbow / PUSH petition is without merit. On February 8, 2008, we filed a petition with the D.C. Circuit requesting that the Court direct the FCC to act on our applications and cease its use of the 1999 rules. In July 2008, the D.C. Circuit transferred the case to the Ninth Circuit, and we filed a petition with the D.C. Circuit challenging that decision; however, it was denied. We also filed with the Ninth Circuit a motion to transfer that case back to the D.C. Circuit. In November 2008, the Ninth Circuit consolidated and sent our petition seeking final FCC action on our applications to the Third Circuit. In December 2008, we agreed voluntarily with the parties to our proceeding to dismiss our petition seeking final FCC action on our applications.

11. RELATED PERSON TRANSACTIONS:

Transactions with our controlling shareholders. David, Frederick, J. Duncan and Robert Smith (collectively, the controlling shareholders) are brothers and hold substantially all of the Class B Common Stock and some of our Class A Common Stock. We engaged in the following transactions with them and/or entities in which they have substantial interests.

Leases. Certain assets used by us and our operating subsidiaries are leased from Cunningham Communications Inc., Keyser Investment Group, Gerstell Development Limited Partnership and Beaver Dam, LLC (entities owned by the controlling shareholders). Lease payments made to these entities were $4.7 million, $4.4 million and $4.5 million for the years ended December 31, 2012, 2011 and 2010, respectively.

Bay TV. In January 1999, we entered into a LMA with Bay TV, which owns the television station WTTA-TV in Tampa / St. Petersburg, Florida market. Each of our controlling shareholders owns a substantial portion of the equity of Bay TV and collectively has controlling interests. Payments made to Bay TV were $2.9 million, $2.2 million and $1.7 million for the years ended December 31, 2012, 2011 and 2010, respectively. We received $0.5 million for the year ended December 31, 2010 from Bay TV for certain equipment leases which expired on November 1, 2010.

On December 1, 2012, we purchased substantially all of the assets of Bay TV for $40.0 million. Our board of directors obtained a fairness opinion on the purchase price from a third party valuation firm. Concurrent with the acquisition, our LMA with Bay TV was terminated.

Charter Aircraft. From time to time, we charter aircraft owned by certain controlling shareholders. We incurred expenses of $0.6 million during the year ended December 31, 2012. For each of the years ended December 2011 and 2010, we incurred $0.2 million related to these arrangements.

Notes and capital leases payable related to the aforementioned relationships consisted of the following as of December 31, 2012 and 2011 (in thousands):

	2012	2011
Capital lease for building, interest at 8.54%	$ 7,405	$ 8,402
Capital leases for building and tower, interest at 7.93%	1,221	1,295
Capital leases for broadcasting tower facilities, interest at 9.0%	1,275	1,641
Capital leases for broadcasting tower facilities, interest at 10.5%	4,990	5,038
Liability payable to affiliate for local marketing agreement, interest at 7.69%	—	3,183
	14,891	19,559
Less: Current portion	(1,704)	(3,014)
	$ 13,187	$ 16,545

Notes and capital leases payable related to the aforementioned relationships as of December 31, 2012 mature as follows (in thousands):

2013	$ 3,306
2014	3,406
2015	3,371
2016	3,056
2017	2,965
2018 and thereafter	6,806
Total minimum payments due	22,910
Less: Amount representing interest	(8,019)
	$ 14,891

Cunningham Broadcasting Corporation. As of December 31, 2012, Cunningham was the owner-operator and FCC licensee of: WNUV-TV Baltimore, Maryland; WRGT-TV Dayton, Ohio; WVAH-TV Charleston, West Virginia; WTAT-TV Charleston, South Carolina; WMYA-TV Anderson, South Carolina; WTTE-TV Columbus, Ohio; and WDBB-TV Birmingham, Alabama (collectively, the Cunningham Stations).

Trusts established for the benefit of the children of our controlling shareholders, and the estate of Carolyn C. Smith, a parent of our controlling shareholders, own Cunningham. We have options from these trusts which grant us the right to acquire, subject to applicable FCC rules and regulations, 100% of the capital stock of Cunningham owned by the trusts. We also have options from each of Cunningham's subsidiaries, which are the FCC licensees of the Cunningham stations, which grant us the right to acquire, and grant Cunningham the right to require us to acquire, subject to applicable FCC rules and regulations, 100% of the capital stock or the assets of Cunningham's individual subsidiaries.

In addition to the option agreements, we have LMAs with the Cunningham stations to provide programming, sales and managerial services to the stations. Each of the LMAs has a current term that expires on July 1, 2016 and there are three additional 5-year renewal terms remaining with final expiration on July 1, 2031.

Effective November 5, 2009, we entered into amendments and/or restatements of the following agreements between Cunningham and us: (i) the LMAs, (ii) option agreements to acquire Cunningham stock and (iii) certain acquisition or merger agreements relating to the Cunningham Stations.

Pursuant to the terms of the LMAs, options and other agreements, beginning on January 1, 2010 and ending on July 1, 2012, we were obligated to pay Cunningham the sum of approximately $29.1 million in 10 quarterly installments of $2.75 million and one quarterly payment of approximately $1.6 million, which amounts were used to pay down Cunningham's bank credit facility and which amounts were credited toward the purchase price for each Cunningham station. An additional $1.2 million was paid on July 1, 2012 and another installment of $2.75 million was paid on October 1, 2012 as an additional LMA fee and was used to pay off the remaining balance of Cunningham's bank credit facility. The aggregate purchase price of the television stations, which was originally $78.5 million pursuant to certain acquisition or merger agreements subject to 6% annual increases, was decreased by each payment made by us to Cunningham, through 2012, up to $29.1 million in the aggregate, pursuant to the foregoing transactions with Cunningham as such payments are made. Beginning on January 1, 2013, we will be obligated to pay Cunningham an annual LMA fee for the television stations equal to the greater of (i) 3% of each station's annual net broadcast revenue and (ii) $5.0 million, of which a portion of this fee will be credited toward the purchase price to the extent of the annual 6% increase. The remaining purchase price as of December 31, 2012 was approximately $57.1 million.

Additionally, we reimburse Cunningham for 100% of its operating costs, and paid Cunningham a monthly payment of $50,000 through December 2012 as an LMA fee.

We made payments to Cunningham under these LMAs and other agreements of $15.7 million, $16.6 million and $17.3 million for the years ended December 31, 2012, 2011 and 2010, respectively. For the year ended December 31, 2012, 2011 and 2010, Cunningham's stations provided us with approximately $105.5 million, $90.3 million and $94.3 million, respectively, of total revenue. The financial statements for Cunningham are included in our consolidated financial statements for all periods presented. Our Bank Credit Agreement contains certain cross-default provisions with certain material third-party licenses. As of December 31, 2012, Cunningham was the sole material third-party licensee.

Atlantic Automotive. We sold advertising time to and purchased vehicles and related vehicle services from Atlantic Automotive Corporation (Atlantic Automotive), a holding company that owns automobile dealerships and an automobile leasing company. David D. Smith, our President and Chief Executive Officer, has a controlling interest in, and is a member of the Board of Directors of Atlantic Automotive. We received payments for advertising totaling $0.1 million, $0.2 million and $0.3 million during the years ended December 31, 2012, 2011 and 2010, respectively. We paid $1.8 million, $1.1 million and $0.8 million for vehicles and related vehicle services from Atlantic Automotive during the years ended December 31, 2012, 2011 and 2010, respectively. Additionally, in August 2011, Atlantic Automotive entered into an office lease agreement with Towson City Center, LLC (Towson City Center), a subsidiary of one of our real estate ventures. Atlantic Automotive paid $0.4 million in rent during the year ended December 31, 2012.

Leased property by real estate ventures. Certain of our real estate ventures have entered into leases with entities owned by David Smith to lease restaurant space. There are leases for three restaurants in a building owned by one of our consolidated real estate ventures in Baltimore, MD. Total rent received under these leases was $0.3 million, $0.1 million and $0.1 million for the years ended December 31, 2012, 2011 and 2010. There is also one lease for a restaurant in a building owned by one of our real estate ventures, accounted for under the equity method, in Towson, MD. Annual rent under this lease will be approximately $0.2 million once the restaurant is opened in 2013.

Thomas & Libowitz, P.A. Basil A. Thomas, a member of our Board of Directors, is the father of Steven A. Thomas, a partner and founder of Thomas & Libowitz, P.A. (Thomas & Libowitz), a law firm providing legal services to us on an ongoing basis. We paid fees of $1.0 million, $0.5 million and $0.5 million to Thomas & Libowitz during 2012, 2011 and 2010, respectively.

12. EARNINGS (LOSS) PER SHARE:

The following table reconciles income (numerator) and shares (denominator) used in our computations of earnings per share for the years ended December 31, 2012, 2011 and 2010 (in thousands):

	2012	2011	2010
Income (Numerator)			
Income from continuing operations	$ **144,488**	$ 76,588	$ 75,625
Income impact of assumed conversion of the 4.875% Notes, net of taxes	**180**	180	166
Income impact of assumed conversion of the 6.0% Notes, net of taxes	**—**	—	2,521
Net (income) loss attributable to noncontrolling interests included in continuing operations	**(287)**	(379)	1,100
Numerator for diluted earnings per common share from continuing operations available to common shareholders	**144,381**	76,389	79,412
Income (loss) from discontinued operations, net of taxes	**465**	(411)	(577)
Numerator for diluted earnings available to common shareholders	$ **144,846**	$ 75,978	$ 78,835
Shares (Denominator)			
Weighted-average common shares outstanding	**81,020**	80,217	80,245
Dilutive effect of outstanding stock settled appreciation rights, restricted stock awards and stock options	**36**	61	37
Dilutive effect of 4.875% Notes	**254**	254	254
Dilutive effect of 6.0% Notes	**—**	—	3,070
Weighted-average common and common equivalent shares outstanding	**81,310**	80,532	83,606

Potentially dilutive securities representing 1.5 million, 1.1 million and 1.4 million shares of common stock for the years ended December 31, 2012, 2011 and 2010, respectively, were excluded from the computation of diluted earnings (loss) per common share for these periods because their effect would have been antidilutive. The increase in 2012 compared to 2011 of potentially dilutive securities is primarily related to the issuance of new stock settled appreciation rights in 2012. The decrease in 2011 compared to 2010 of potentially dilutive securities is primarily related to the exercise of some of our stock-settled appreciation rights in 2011. The net earnings per share amounts are the same for Class A and Class B Common Stock because the holders of each class are legally entitled to equal per share distributions whether through dividends or in liquidation.

13. SEGMENT DATA:

We measure segment performance based on operating income (loss). Our broadcast segment includes stations in 45 markets, located predominately in the eastern, mid-western and southern United States. In 2012, we determined that the operating results of WLAJ-TV and WLWC-TV, which were acquired in early 2012, should be accounted for as discontinued operations and are not included in our consolidated results of continuing operations for the year ended December 31, 2012. Our other operating divisions segment primarily earned revenues from sign design and fabrication; regional security alarm operating and bulk acquisitions and real estate ventures. All of our other operating divisions are located within the United States. Corporate costs primarily include our costs to operate as a public company and to operate our corporate headquarters location. Corporate is not a reportable segment. We had approximately $171.2 million and $170.0 million of intercompany loans between the broadcast segment, operating divisions segment and corporate as of December 31, 2012 and 2011, respectively. We had $20.0 million, $19.7 million and $19.3 million in intercompany interest expense related to intercompany loans between the broadcast segment, other operating divisions segment and corporate for the years ended December 31, 2012, 2011 and 2010, respectively. Intercompany loans and interest expense are excluded from the tables below. All other intercompany transactions are immaterial.

Financial information for our operating segments is included in the following tables for the years ended December 31, 2012, 2011 and 2010 (in thousands):

For the year ended December 31, 2012	Broadcast	Other Operating Divisions	Corporate	Consolidated
Revenue	$ 1,007,498	$ 54,181	$ —	$ 1,061,679
Depreciation of property and equipment	44,054	1,496	1,523	47,073
Amortization of definite-lived intangible assets and other assets	33,701	4,398	—	38,099
Amortization of program contract costs and net realizable value adjustments	60,990	—	—	60,990
General and administrative overhead expenses	28,854	1,697	2,840	33,391
Operating income (loss)	333,164	491	(4,377)	329,278
Interest expense	—	3,282	125,271	128,553
Income from equity and cost method investments	—	9,670	—	9,670
Goodwill	1,070,544	3,488	—	1,074,032
Assets	2,436,537	284,583	8,577	2,729,697
Capital expenditures	35,161	2,341	6,484	43,986

For the year ended December 31, 2011	Broadcast	Other Operating Divisions	Corporate	Consolidated
Revenue	$ 720,775	$ 44,513	$ —	$ 765,288
Depreciation of property and equipment	29,929	1,323	1,622	32,874
Amortization of definite-lived intangible assets and other assets	14,643	3,586	—	18,229
Amortization of program contract costs and net realizable value adjustments	52,079	—	—	52,079
Impairment of goodwill, intangible and other assets	398	—	—	398
General and administrative overhead expenses	24,760	1,158	2,392	28,310
Operating income (loss)	230,679	(1,041)	(4,018)	225,620
Interest expense	—	2,528	103,600	106,128
Income from equity and cost method investments	—	3,269	—	3,269
Goodwill	656,629	3,488	—	660,117
Assets	1,303,604	256,408	11,405	1,571,417
Capital expenditures	34,453	1,382	—	35,835

For the year ended December 31, 2010	Broadcast	Other Operating Divisions	Corporate	Consolidated
Revenue	$ 731,046	$ 36,598	$ —	$ 767,644
Depreciation of property and equipment	33,260	1,291	1,756	36,307
Amortization of definite-lived intangible assets and other assets	15,974	2,860	—	18,834
Amortization of program contract costs and net realizable value adjustments	60,862	—	—	60,862
Impairment of goodwill, intangible and other assets	4,803	—	—	4,803
General and administrative overhead expenses	23,685	918	2,197	26,800
Operating income (loss)	244,297	478	(3,960)	240,815
Interest expense	—	1,943	114,103	116,046
Loss from equity and cost method investments	—	(4,861)	—	(4,861)

14. FAIR VALUE MEASUREMENTS:

Accounting guidance provides for valuation techniques, such as the market approach (comparable market prices), the income approach (present value of future income or cash flow), and the cost approach (cost to replace the service capacity of an asset or replacement cost). A fair value hierarchy using three broad levels prioritizes the inputs to valuation techniques used to measure fair value. The following is a brief description of those three levels:

- *Level 1:* Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.
- *Level 2:* Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.
- *Level 3:* Unobservable inputs that reflect the reporting entity's own assumptions.

The carrying value and fair value of our notes, debentures, program contracts payable and non-cancelable programming commitments as of December 31, 2012 and 2011 were as follows (in thousands):

	2012		2011	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Level 2:				
9.25% Senior Second Lien Notes due 2017	**$ 490,517**	**$ 552,500**	$ 489,052	$ 549,690
8.375% Senior Notes due 2018	**234,853**	**265,886**	234,512	246,884
6.125% Senior Unsecured Notes due 2022	**500,000**	**533,125**	—	—
Term Loan A	**263,875**	**262,556**	115,000	112,700
Term Loan B	**580,850**	**589,125**	217,002	221,700
Cunningham Bank Credit Facility	**—**	**—**	10,967	11,100
Deerfield Bank Credit Facility	**19,950**	**19,950**	—	—
Level 3				
Active program contracts payable	**104,356**	**102,768**	91,450	88,699
Future program liabilities (a)	**140,535**	**120,922**	125,075	105,166

(a) Future program liabilities reflect a license agreement for program material that is not yet available for its first showing or telecast and is, therefore, not recorded as an asset or liability on our balance sheet. The carrying value reflects the undiscounted future payments.

Our estimates of the fair value of active program contracts payable and future program liabilities in the table above, were based on discounted cash flows using Level 3 inputs described above. The discount rate represents an estimate of a market participants' return and risk applicable to program contracts. The discount rate used to determine the fair value of active and future program liabilities was 8.0% as of December 31, 2012. Significant increases (decreases) in the discount rate would result in a significantly lower (higher) fair value measurement.

Not included in the table above are the fair values and carrying values for our 4.875% Notes and 3.0% Notes, which we believe their fair values approximate their carrying values based on discounted cash flows using Level 3 inputs described above.

Additionally, Cunningham, one of our consolidated VIEs has investments which are accounted for as trading securities and recorded at fair value using Level 1 inputs described above. As of December 31, 2012 and 2011, $6.4 million and $4.9 million were included in other assets in our consolidated balance sheets.

15. CONDENSED CONSOLIDATED FINANCIAL STATEMENTS:

Sinclair Television Group, Inc. (STG), a wholly-owned subsidiary and the television operating subsidiary of Sinclair Broadcast Group, Inc. (SBG), is the primary obligor under the Bank Credit Agreement, 6.125% Notes, the 8.375% Notes and the 9.25% Notes. Our Class A Common Stock, Class B Common Stock, the 4.875% Notes and the 3.0% Notes, as of December 31, 2012, were obligations or securities of SBG and not obligations or securities of STG. SBG was the obligor of the 6.0% Notes until they were fully redeemed in 2011. SBG is a guarantor under the Bank Credit Agreement, the 6.125% Notes, 9.25% Notes and the 8.375% Notes. As of December 31, 2012 our consolidated total debt of $2,273.4 million included $2,184.6 million of debt related to STG and its subsidiaries of which SBG guaranteed $2,138.0 million.

SBG, KDSM, LLC, a wholly-owned subsidiary of SBG, and STG's wholly-owned subsidiaries (guarantor subsidiaries), have fully and unconditionally guaranteed, subject to certain customary automatic release provisions, all of STG's obligations. Those guarantees are joint and several. There are certain contractual restrictions on the ability of SBG, STG or KDSM, LLC to obtain funds from their subsidiaries in the form of dividends or loans.

The following condensed consolidating financial statements present the consolidated balance sheets, consolidated statements of operations and consolidated statements of cash flows of SBG, STG, KDSM, LLC and the guarantor subsidiaries, the direct and indirect non-guarantor subsidiaries of SBG and the eliminations necessary to arrive at our information on a consolidated basis. These statements are presented in accordance with the disclosure requirements under SEC Regulation S-X, Rule 3-10.

Certain revisions have been made to correct immaterial errors in the condensed consolidating balance sheet, the condensed consolidating statements of operations and comprehensive income for the year ended December 31, 2011. The revisions to the condensed consolidating balance sheet increased certain noncurrent assets by $17.3 million and noncontrolling interests in consolidated subsidiaries by $9.8 million and decreased additional paid-in capital by $1.6 million and accumulated deficit by $9.1 million of the Non-guarantor Subsidiaries, with corresponding offsetting adjustments to the same items in the Eliminations column. The revisions to the condensed consolidating statements of operations and comprehensive income, for the year ended December 31, 2011 and 2010, increased depreciation, amortization and other operating expenses by $0.7 million and $0.6 million, respectively, and increased net loss attributable to noncontrolling interests for the Non-guarantor Subsidiaries by $0.4 million, for the year ended 2011 and increased net income attributable to noncontrolling interests for the Non-guarantor Subsidiaries by $1.1 million for the year ended 2010, with corresponding offsetting adjustments to the same items in the Eliminations column. These revisions had no effect on amounts presented for SBG, STG, the Guarantor Subsidiaries and KDSM, LLC or Sinclair Consolidated.

CONDENSED CONSOLIDATED BALANCE SHEET
AS OF DECEMBER 31, 2012
(In thousands)

	Sinclair Broadcast Group, Inc.	Sinclair Television Group, Inc.	Guarantor Subsidiaries and KDSM, LLC	Non-Guarantor Subsidiaries	Eliminations	Sinclair Consolidated
Cash	$ —	$ 7,230	$ 199	$ 15,436	$ —	$ 22,865
Accounts and other receivables	152	907	175,837	7,622	(622)	183,896
Other current assets	2,821	2,342	56,522	9,028	(3,383)	67,330
Assets held for sale	—	—	30,357	—	—	30,357
Total current assets	2,973	10,479	262,915	32,086	(4,005)	304,448
Property and equipment, net	6,315	8,938	321,873	113,454	(10,867)	439,713
Investment in consolidated subsidiaries	—	1,636,504	1,956	—	(1,638,460)	—
Restricted cash – long term	—	2	223	—	—	225
Other long-term assets	84,055	375,687	60,114	112,757	(429,862)	202,751
Total other long-term assets	84,055	2,012,193	62,293	112,757	(2,068,322)	202,976
Goodwill and other intangible assets	—	—	1,706,646	153,961	(78,047)	1,782,560
Total assets	$ 93,343	$ 2,031,610	$ 2,353,727	$ 412,258	$ (2,161,241)	$ 2,729,697
Accounts payable and accrued liabilities	$ 326	$ 61,165	$ 83,049	$ 9,379	$ (102)	$ 153,817
Current portion of long-term debt	483	31,113	800	15,226	—	47,622
Current portion of affiliate long-term debt	1,102	—	602	433	(433)	1,704
Other current liabilities	—	—	96,288	8,871	(3,099)	102,060
Liabilities held for sale	—	—	2,397	—	—	2,397
Total current liabilities	1,911	92,278	183,136	33,909	(3,634)	307,600
Long-term debt	12,502	2,088,586	36,705	73,073	—	2,210,866
Affiliate long-term debt	6,303	—	6,884	267,521	(267,521)	13,187
Dividends in excess of investment in consolidated subsidiaries	178,869	—	—	—	(178,869)	—
Other liabilities	10,708	2,509	491,845	103,007	(309,972)	298,097
Total liabilities	210,293	2,183,373	718,570	477,510	(759,996)	2,829,750
Common stock	812	—	10	—	(10)	812
Additional paid-in capital	600,928	(175,973)	1,084,302	64,096	(972,425)	600,928
Accumulated (deficit) earnings	(713,697)	27,597	553,777	(147,299)	(434,075)	(713,697)
Accumulated other comprehensive (loss) gain	(4,993)	(3,387)	(2,932)	1,054	5,265	(4,993)
Total Sinclair Broadcast Group shareholders' (deficit) equity	(116,950)	(151,763)	1,635,157	(82,149)	(1,401,245)	(116,950)
Noncontrolling interests in consolidated subsidiaries	—	—	—	16,897	—	16,897
Total liabilities and equity (deficit)	$ 93,343	$ 2,031,610	$ 2,353,727	$ 412,258	$ (2,161,241)	$ 2,729,697

CONDENSED CONSOLIDATED BALANCE SHEET
AS OF DECEMBER 31, 2011
(In thousands)

	Sinclair Broadcast Group, Inc.	Sinclair Television Group, Inc.	Guarantor Subsidiaries and KDSM, LLC	Non-Guarantor Subsidiaries	Eliminations	Sinclair Consolidated
Cash	$ —	$ 188	$ 313	$ 12,466	$ —	$ 12,967
Accounts and other receivables	60	348	126,590	6,276	(107)	133,167
Other current assets	2,430	2,561	55,855	3,021	(284)	63,583
Total current assets	2,490	3,097	182,758	21,763	(391)	209,717
Property and equipment, net	8,234	7,783	171,749	104,825	(11,070)	281,521
Investment in consolidated subsidiaries	—	575,848	—	—	(575,848)	—
Restricted cash – long term	—	58,503	223	—	—	58,726
Other long-term assets	86,186	353,929	17,209	99,630	(417,961)	138,993
Total other long-term assets	86,186	988,280	17,432	99,630	(993,809)	197,719
Goodwill and other intangible assets	—	—	826,175	83,387	(27,102)	882,460
Total assets	$ 96,910	$ 999,160	$ 1,198,114	$ 309,605	$ (1,032,372)	$ 1,571,417
Accounts payable and accrued liabilities	$ 1,499	$ 30,888	$ 51,119	$ 7,555	$ (2,491)	$ 88,570
Current portion of long-term debt	420	14,450	589	22,736	—	38,195
Current portion of affiliate long-term debt	998	—	2,016	210	(210)	3,014
Other current liabilities	—	—	65,431	372	—	65,803
Total current liabilities	2,917	45,338	119,155	30,873	(2,701)	195,582
Long-term debt	12,811	1,055,446	37,502	42,512	—	1,148,271
Affiliate long-term debt	7,405	—	9,140	246,552	(246,552)	16,545
Dividends in excess of investment in consolidated subsidiaries	143,857	—	—	—	(143,857)	—
Other liabilities	51,095	2,222	457,003	58,222	(246,161)	322,381
Total liabilities	218,085	1,103,006	622,800	378,159	(639,271)	1,682,779
Common stock	809	—	10	—	(10)	809
Additional paid-in capital	617,375	7,755	264,413	52,710	(324,878)	617,375
Accumulated (deficit) earnings	(734,511)	(108,558)	313,269	(131,527)	(73,184)	(734,511)
Accumulated other comprehensive (loss) income	(4,848)	(3,043)	(2,378)	450	4,971	(4,848)
Total Sinclair Broadcast Group shareholders' (deficit) equity	(121,175)	(103,846)	575,314	(78,367)	(393,101)	(121,175)
Noncontrolling interests in consolidated subsidiaries	—	—	—	9,813	—	9,813
Total liabilities and equity (deficit)	$ 96,910	$ 999,160	$ 1,198,114	$ 309,605	$ (1,032,372)	$ 1,571,417

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME
FOR THE YEAR ENDED DECEMBER 31, 2012
(In thousands)

	Sinclair Broadcast Group, Inc.	Sinclair Television Group, Inc.	Guarantor Subsidiaries and KDSM, LLC	Non-Guarantor Subsidiaries	Eliminations	Sinclair Consolidated
Net revenue	$ —	$ —	$ 1,008,146	$ 64,909	$ (11,376)	$ 1,061,679
Program and production	—	322	263,802	1,400	(9,968)	255,556
Selling, general and administrative	2,853	28,762	168,540	6,082	(1,567)	204,670
Depreciation, amortization and other operating expenses	1,523	1,890	213,688	55,802	(728)	272,175
Total operating expenses	4,376	30,974	646,030	63,284	(12,263)	732,401
Operating (loss) income	(4,376)	(30,974)	362,116	1,625	887	329,278
Equity in losses of consolidated subsidiaries	144,620	194,686	(123)	—	(339,183)	—
Interest expense	(1,317)	(118,491)	(4,840)	(24,780)	20,875	(128,553)
Other income (expense)	5,245	38,677	(39,774)	8,690	(1,223)	11,615
Total other (expense) income	148,548	114,872	(44,737)	(16,090)	(319,531)	(116,938)
Income tax benefit	494	41,709	(118,519)	8,464	—	(67,852)
Loss from discontinued operations, net of taxes	—	(269)	734	—	—	465
Net (loss) income	144,666	125,338	199,594	(6,001)	(318,644)	144,953
Net loss attributable to the noncontrolling interests	—	—	—	(287)	—	(287)
Net (loss) income attributable to Sinclair Broadcast Group	$ 144,666	$ 125,338	$ 199,594	$ (6,288)	$ (318,644)	$ 144,666
Comprehensive Income	$ 144,808	$ 125,193	$ 199,594	$ (6,288)	$ (318,499)	$ 144,808

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME
FOR THE YEAR ENDED DECEMBER 31, 2011
(In thousands)

	Sinclair Broadcast Group, Inc.	Sinclair Television Group, Inc.	Guarantor Subsidiaries and KDSM, LLC	Non-Guarantor Subsidiaries	Eliminations	Sinclair Consolidated
Net revenue	$ —	$ —	$ 721,936	$ 52,295	$ (8,943)	$ 765,288
Program and production	—	1,298	185,038	338	(8,062)	178,612
Selling, general and administrative	2,396	25,160	121,391	3,765	(464)	152,248
Depreciation, amortization and other operating expenses	1,622	688	160,432	46,618	(552)	208,808
Total operating expenses	4,018	27,146	466,861	50,721	(9,078)	539,668
Operating (loss) income	(4,018)	(27,146)	255,075	1,574	135	225,620
Equity in earnings of consolidated subsidiaries	83,354	134,996	—	—	(218,350)	—
Interest expense	(3,285)	(94,556)	(4,931)	(23,978)	20,622	(106,128)
Gain on Sales of Securities	—	—	—	391	(391)	—
Other income (expense)	1,781	35,255	(36,142)	1,560	(573)	1,881
Total other income (expense)	81,850	75,695	(41,073)	(22,027)	(198,692)	(104,247)
Income tax (provision) benefit	(2,034)	29,783	(75,449)	2,915	—	(44,785)
Loss from discontinued operations, net of taxes	—	(411)	—	—	—	(411)
Net income (loss)	75,798	77,921	138,553	(17,538)	(198,557)	76,177
Net loss attributable to the noncontrolling interests	—	—	—	(379)	—	(379)
Net income (loss) attributable to Sinclair Broadcast Group	$ 75,798	$ 77,921	$ 138,553	$ (17,917)	$ (198,557)	$ 75,798
Comprehensive Income	$ 75,243	$ 76,987	$ 138,553	$ (17,917)	$ (197,623)	$ 75,243

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME
FOR THE YEAR ENDED DECEMBER 31, 2010
(In thousands)

	Sinclair Broadcast Group, Inc.	Sinclair Television Group, Inc.	Guarantor Subsidiaries and KDSM, LLC	Non-Guarantor Subsidiaries	Eliminations	Sinclair Consolidated
Net revenue	$ —	$ —	$ 732,214	$ 45,351	$ (9,921)	$ 767,644
Program and production	—	893	161,746	369	(8,875)	154,133
Selling, general and administrative	2,205	23,530	125,106	3,597	(547)	153,891
Depreciation, amortization and other operating expenses	1,756	518	179,345	37,600	(414)	218,805
Total operating expenses	3,961	24,941	466,197	41,566	(9,836)	526,829
Operating (loss) income	(3,961)	(24,941)	266,017	3,785	(85)	240,815
Equity in earnings of consolidated subsidiaries	85,974	136,815	—	—	(222,789)	—
Interest expense	(13,611)	(95,089)	(5,204)	(22,334)	20,192	(116,046)
Other income (expense)	1,666	33,389	(36,506)	(7,026)	(441)	(8,918)
Total other income (expense)	74,029	75,115	(41,710)	(29,360)	(203,038)	(124,964)
Income tax benefit (provision)	6,080	31,654	(84,073)	6,113	—	(40,226)
Loss from discontinued operations, net of taxes	—	(577)	—	—	—	(577)
Net income (loss)	76,148	81,251	140,234	(19,462)	(203,123)	75,048
Net loss attributable to the noncontrolling interests	—	—	—	1,100	—	1,100
Net income (loss) attributable to Sinclair Broadcast Group	$ 76,148	$ 81,251	$ 140,234	$ (18,362)	$ (203,123)	$ 76,148
Comprehensive Income	$ 75,347	$ 81,550	$ 140,234	$ (18,362)	$ (203,422)	$ 75,347

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2012
(In thousands)

	Sinclair Broadcast Group, Inc.	Sinclair Television Group, Inc.	Guarantor Subsidiaries and KDSM, LLC	Non-Guarantor Subsidiaries	Eliminations	Sinclair Consolidated
NET CASH FLOWS (USED IN) FROM OPERATING ACTIVITIES	$ (4,038)	$ (56,760)	$ 282,446	$ 12,999	$ 2,828	$ 237,475
CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES:						
Acquisition of property and equipment	396	(4,057)	(37,635)	(2,690)	—	(43,986)
Payments for acquisitions of television stations	—	(1,127,848)	—	(18,200)	10,700	(1,135,348)
Purchase of alarm monitoring contracts	—	—	—	(12,454)	—	(12,454)
Decrease (increase) in restricted cash	—	58,501		—	—	58,501
Distributions from investments	836	—	—	8,754	—	9,590
Investments in equity and cost method investees	(2,000)	—	—	(22,052)	—	(24,052)
Investment in debt securities	—	—	—	(1,493)	—	(1,493)
Proceeds from sale of assets	—	10,700	10	—	(10,700)	10
Proceeds from insurance settlement	—	—	42	—	—	42
Loans to affiliates	(277)	—	—	—	—	(277)
Proceeds from loans to affiliates	183	—	—	—	—	183
Net cash flows (used in) from investing activities	(862)	(1,062,704)	(37,583)	(48,135)	—	(1,149,284)
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES:						
Proceeds from notes payable, commercial bank financing and capital leases	—	1,201,275	—	45,980	—	1,247,255
Repayments of notes payable, commercial bank financing and capital leases	(419)	(154,989)	(586)	(23,362)	—	(179,356)
Proceeds from share based awards	391	—	—	—	—	391
Dividends paid on Class A and Class B Common Stock	(125,100)	—	—	—	1,248	(123,852)
Payments for deferred financing costs	—	(17,660)	—	(1,047)	—	(18,707)
Distribution from noncontrolling interests	—	—	—	(1,142)	—	(1,142)
Repayments of notes and capital leases to affiliates	(998)	—	(1,884)	—	—	(2,882)
Increase (decrease) in intercompany payables	131,026	97,880	(242,507)	17,677	(4,076)	—
Net cash flows from (used in) financing activities	4,900	1,126,506	(244,977)	38,106	(2,828)	921,707
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	—	7,042	(114)	2,970	—	9,898
CASH AND CASH EQUIVALENTS, beginning of period	—	188	313	12,466	—	12,967
CASH AND CASH EQUIVALENTS, end of period	$ —	$ 7,230	$ 199	$ 15,436	$ —	$ 22,865

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS FOR THE YEAR ENDED DECEMBER 31, 2011

(In thousands)

	Sinclair Broadcast Group, Inc.	Sinclair Television Group, Inc.	Guarantor Subsidiaries and KDSM, LLC	Non-Guarantor Subsidiaries	Eliminations	Sinclair Consolidated
NET CASH FLOWS (USED IN) FROM OPERATING ACTIVITIES	$ (10,424)	$ (65,150)	$ 225,516	$ 704	$ (2,133)	$ 148,513
CASH FLOWS (USED IN) FROM INVESTING ACTIVITIES:						
Acquisition of property and equipment	—	(3,503)	(30,950)	(1,382)	—	(35,835)
Purchase of alarm monitoring contracts	—	—	—	(8,850)	—	(8,850)
Increase in restricted cash	—	(53,445)	—	—	—	(53,445)
Distributions from investments	—	—	—	3,798	—	3,798
Investments in equity and cost method investees	(4,000)	—	—	(7,577)	—	(11,577)
Investment in debt securities	—	—	—	(4,911)	—	(4,911)
Payments for acquisitions of assets of other operating divisions	—	—	—	(3,072)	—	(3,072)
Proceeds from sale of assets	—	—	59	10	—	69
Proceeds from sale of securities	—	—	—	1,808	(1,808)	—
Proceeds from insurance settlement	—	—	1,739	—	—	1,739
Loans to affiliates	(194)	(212)	—	—	—	(406)
Proceeds from loans to affiliates	199	—	—	43	—	242
Net cash flows used in investing activities	(3,995)	(57,160)	(29,152)	(20,133)	(1,808)	(112,248)
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES:						
Proceeds from notes payable, commercial bank financing and capital leases	—	136,719	—	15,014	—	151,733
Repayments of notes payable, commercial bank financing and capital leases	(57,120)	(70,234)	(432)	(22,661)	—	(150,447)
Proceeds from share based awards	1,794	—	—	—	—	1,794
Purchase of subsidiary shares from noncontrolling interests	—	—	—	(2,501)	—	(2,501)
Dividends paid on Class A and Class B Common Stock	(38,820)	—	—	—	464	(38,356)
Payments for deferred financing costs	—	(5,417)	—	(66)	—	(5,483)
Proceeds from Class A Common Stock sold by variable interest entity	—	—	—	—	1,808	1,808
Distributions from noncontrolling interests	—	—	—	(610)	—	(610)
Repayments of notes and capital leases to affiliates	(869)	—	(2,341)	—	—	(3,210)
Increase (decrease) in intercompany payables	109,434	56,359	(194,300)	26,838	1,669	—
Net cash flows from (used in) financing activities	14,419	117,427	(197,073)	16,014	3,941	(45,272)
NET DECREASE IN CASH AND CASH EQUIVALENTS	—	(4,883)	(709)	(3,415)	—	(9,007)
CASH AND CASH EQUIVALENTS, beginning of period	—	5,071	1,022	15,881	—	21,974
CASH AND CASH EQUIVALENTS, end of period	$ —	$ 188	$ 313	$ 12,466	$ —	$ 12,967

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2010
(In thousands)

	Sinclair Broadcast Group, Inc.	Sinclair Television Group, Inc.	Guarantor Subsidiaries and KDSM, LLC	Non-Guarantor Subsidiaries	Eliminations	Sinclair Consolidated
NET CASH FLOWS (USED IN) FROM OPERATING ACTIVITIES	$ (25,213)	$ (76,450)	$ 265,706	$ (5,731)	$ (3,351)	$ 154,961
CASH FLOWS (USED IN) FROM INVESTING ACTIVITIES:						
Acquisition of property and equipment	—	(3,686)	(6,173)	(1,835)	—	(11,694)
Purchase of alarm monitoring contracts	—	—	—	(10,106)	—	(10,106)
Decrease in restricted cash	—	59,342	260	—	—	59,602
Distributions from investments	709	—	—	185	—	894
Investments in equity and cost method investees	(2,000)	—	—	(5,224)	—	(7,224)
Proceeds from sale of assets	—	—	110	—	—	110
Loans to affiliates	(136)	—	—	—	—	(136)
Proceeds from loans to affiliates	117	—	—	—	—	117
Proceeds from insurance settlement	—	—	372	—	—	372
Net cash flows (used in) from investing activities	(1,310)	55,656	(5,431)	(16,980)	—	31,935
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES:						
Proceeds from notes payable, commercial bank financing and capital leases	—	264,068	—	19,862	—	283,930
Repayments of notes payable, commercial bank financing and capital leases	(103,878)	(302,350)	(317)	(20,876)	—	(427,421)
Dividends paid on Class A and Class B Common Stock	(34,557)	—	—	—	332	(34,225)
Payments for deferred financing costs	—	(7,016)	—	(4)	—	(7,020)
Distributions from noncontrolling interests	—	—	—	(287)	—	(287)
Repayments of notes and capital leases to affiliates	(753)	—	(2,370)	—	—	(3,123)
Increase (decrease) in intercompany payables	165,711	60,799	(256,783)	27,254	3,019	—
Net cash flows from (used in) financing activities	26,523	15,501	(259,470)	25,949	3,351	(188,146)
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	—	(5,293)	805	3,238	—	(1,250)
CASH AND CASH EQUIVALENTS, beginning of period	—	10,364	217	12,643	—	23,224
CASH AND CASH EQUIVALENTS, end of period	$ —	$ 5,071	$ 1,022	$ 15,881	$ —	$ 21,974

16. QUARTERLY FINANCIAL INFORMATION (UNAUDITED):
(in thousands, except per share data)

For the Quarter Ended	03/31/12	06/30/12	09/30/12	12/31/12
Total revenues, net	**$ 222,375**	**$ 251,074**	**$ 258,713**	**$ 329,517**
Operating income	**$ 59,895**	**$ 71,887**	**$ 78,399**	**$ 119,097**
Income from continuing operations	**$ 29,126**	**$ 30,131**	**$ 26,479**	**$ 58,752**
(Loss) income from discontinued operations	**$ (51)**	**$ (1)**	**$ (126)**	**$ 643**
Net income attributable to Sinclair Broadcast Group	**$ 29,360**	**$ 30,058**	**$ 26,246**	**$ 59,002**
Basic earnings per common share from continuing operations attributable to Sinclair Broadcast Group	**$ 0.36**	**$ 0.37**	**$ 0.33**	**$ 0.72**
Basic earnings per common share attributable to Sinclair Broadcast Group	**$ 0.36**	**$ 0.37**	**$ 0.33**	**$ 0.73**
Diluted earnings per common share from continuing operations attributable to Sinclair Broadcast Group	**$ 0.36**	**$ 0.37**	**$ 0.33**	**$ 0.72**
Diluted earnings per common share attributable to Sinclair Broadcast Group	**$ 0.36**	**$ 0.37**	**$ 0.32**	**$ 0.73**

For the Quarter Ended	03/31/11	06/30/11	09/30/11	12/31/11
Total revenues, net	$ 182,609	$ 188,861	$ 181,042	$ 212,776
Operating income	$ 51,472	$ 58,238	$ 52,410	$ 63,500
Loss on extinguishment of debt	$ (924)	$ (3,478)	$ (117)	$ (328)
Income from continuing operations	$ 15,235	$ 18,559	$ 19,441	$ 23,353
Loss from discontinued operations	$ (108)	$ (82)	$ (110)	$ (111)
Net income attributable to Sinclair Broadcast Group	$ 15,279	$ 18,579	$ 19,238	$ 22,702
Basic earnings per common share from continuing operations attributable to Sinclair Broadcast Group	$ 0.19	$ 0.24	$ 0.24	$ 0.28
Basic earnings per common share attributable to Sinclair Broadcast Group	$ 0.19	$ 0.23	$ 0.24	$ 0.28
Diluted earnings per common share from continuing operations attributable to Sinclair Broadcast Group	$ 0.19	$ 0.24	$ 0.24	$ 0.28
Diluted earnings per common share attributable to Sinclair Broadcast Group	$ 0.19	$ 0.23	$ 0.24	$ 0.28

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM: CONSOLIDATED FINANCIAL STATEMENTS

To the Board of Directors and Shareholders of Sinclair Broadcast Group, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of equity (deficit), of comprehensive income, and of cash flows present fairly, in all material respects, the financial position of Sinclair Broadcast Group, Inc. and its subsidiaries (the Company) at December 31, 2012 and December 31, 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the Report of Management on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As described in the Report of Management on Internal Control over Financial Reporting appearing under Item 9A, management has excluded the operations of WKRC-TV, WOAI-TV, WHP-TV, WPMI-TV, WJTC-TV, KSAS-TV, WHAM-TV, WLYH-TV, KMTW-TV, KBTV-TV, WRSP-TV, WCCU-TV and WBUI-TV from its assessment of internal control over financial reporting as of December 31, 2012 because these television stations were acquired by the Company in a purchase business combination during the fourth quarter of 2012. We have also excluded WKRC-TV, WOAI-TV, WHP-TV, WPMI-TV, WJTC-TV, KSAS-TV, WHAM-TV, WLYH-TV, KMTW-TV, KBTV-TV, WRSP-TV, WCCU-TV and WBUI-TV from our audit of internal control over financial reporting. These assets acquired represent $514.8 million of total assets as of December 31, 2012 and $12.3 million of total revenues for the year ended December 31, 2012.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Baltimore, Maryland
March 12, 2013

TELEVISION STATION MANAGEMENT

Each of our stations or markets has a general manager and a group manager. The group managers are responsible for managing a number of stations and in some cases are also the general managers for a station or market. Below is a list of our group managers and general managers as well as the station or market for which they serve as the general manager.

GROUP MANAGERS

William J. Fanshawe – Baltimore, Maryland
Alan B. Frank – Rochester, New York and Peoria/Bloomington, Illinois
Daniel P. Mellon – Columbus, Ohio
Jonathan P. Lawhead – Cincinnati, Ohio
John Seabers – San Antonio, Texas

GENERAL MANAGERS

Lisa Barhorst – Dayton, Ohio
Robert Butterfield – West Palm Beach/Fort Pierce, Florida
Tina Castano – Providence, Rhode Island-New Bedford, Massachusetts
Terry Cole – Pensacola, Florida
Chad Conklin – Flint/Saginaw/Bay City, Michigan
John Connors – Asheville, North Carolina-Greenville/Spartanburg/Anderson, South Carolina
Harold Cooper – Charleston/ Huntington, West Virginia
Ronna Corrente – Lexington, Kentucky
Mike Costa – Chattanooga, Tennessee
Kent Crawford – Salt Lake City/St. George, Utah
John Dittmeier – Tallahassee, Florida
Rix Garey – Beaumont, Texas
Terry Gaughan – Milwaukee, Wisconsin
Steven Genett – Richmond, Virginia
Arthur Hasson – Harrisburg, Pennsylvania
John Hayes – Greensboro/Highpoint/Winston-Salem, North Carolina
John Hummel – Raleigh/Durham, North Carolina
Tom Humpage – Portland, Maine
Kerry Johnson – Cedar Rapids, Iowa and Madison, Wisconsin
Mary Margaret Nelms – Charleston, South Carolina
Kingsley Kelley – Medford, Oregon
Jim Lapiana – Pittsburgh, Pennsylvania
Jay C. Lowe – Birmingham, Alabama
Jim Lutton – Grand Rapids, Michigan
Nick Magnini – Buffalo, New York
Dominic Mancuso – Nashville, Tennessee
Tim Mathis – Springfield/Champaign, Illinois
Jeff McCallister – Norfolk, Virginia
Jeff McCausland – Wichita, Kansas
Vince Nelson – Albany, New York
Don O'Connor – Syracuse, New York
Noreen Parker – Tampa/St. Petersburg, Florida
Paula Peden – Minneapolis-St. Paul, Minnesota
Michael Pumo – West Palm Beach, Florida
Dean Radla – San Antonio, Texas
John Rossi – Oklahoma City, Oklahoma
Mike Smythe – Cape Girardeau, Missouri-Paducah, Kentucky
Audra Swain – Las Vegas, Nevada
Thomas Tipton – St. Louis, Missouri
Bobby Totsch – Mobile, Alabama
Amy Villarreal – Austin, Texas
Mike Wilson – Des Moines, Iowa

SINCLAIR BROADCAST GROUP, INC

OFFICERS

David D. Smith
President and Chief Executive Officer

Frederick G. Smith
Vice President

J. Duncan Smith
Vice President

David B. Amy
Executive Vice President, Chief Financial Officer

David R. Bochenek
Vice President, Chief Accounting Officer

Barry M. Faber
Executive Vice President, General Counsel

Paul E. Nesterovsky
Vice President, Tax

Lucy A. Rutishauser
Vice President, Corporate Finance & Treasurer

Donald H. Thompson
Vice President, Human Resources

Thomas I. Waters, III
Vice President, Purchasing

OTHER OPERATING DIVISIONS

W. Gary Dorsch
President, Keyser Capital, LLC

Joseph A. Koff
Chief Operating Officer, Ring of Honor Wrestling Entertainment, LLC

BOARD OF DIRECTORS

David D. Smith
Chairman of the Board, President and Chief Executive Officer

Frederick G. Smith
Vice President

J. Duncan Smith
Vice President, Secretary

Robert E. Smith
Director

Daniel C. Keith
President & Founder of the Cavanaugh Group, Inc.

Martin R. Leader
Director

Lawrence E. McCanna
Director

Basil A. Thomas
Director

SINCLAIR AND CHESAPEAKE TELEVISION DIVISIONS

Steven M. Marks
Vice President, Chief Operating Officer

Steven J. Pruett
Vice President, Chief Operating Officer

Mark A. Aitken
Vice President, Advanced Technology

M. William Butler
Vice President, Programming and Promotions

I. Scott Livingston
Vice President, News

Robert F. Malandra
Vice President, Finance Television

Delbert R. Parks III
Vice President, Engineering and Operations

David F. Schwartz
Vice President, Sales

Gregg L. Siegel
Vice President, National Sales

ANNUAL MEETING

The Annual Meeting of stockholders will be held at Sinclair Broadcast Group's corporate offices,
10706 Beaver Dam Road
Hunt Valley, MD 21030
Thursday, June 6, 2013 at 10:00am.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

PricewaterhouseCoopers, LLP
100 East Pratt Street
Suite 1900
Baltimore, MD 21202-1096

TRANSFER AGENT AND REGISTRAR

Questions regarding stock certificates, change of address, or other stock transfer account matters may be directed to:

American Stock Transfer & Trust Company, LLC
Operations Center
6201 15th Ave.
Brooklyn, NY 11219
Toll Free: 1-800-937-5449
Email: info@amstock.com
Website: www.amstock.com

FORM 10-K, ANNUAL REPORT

A copy of the Company's 2012 Form 10-K, as filed with the Securities and Exchange Commission, is available at no charge on the Company's website www.sbgi.net or upon written request to:

Lucy A. Rutishauser
VP, Corporate Finance & Treasurer
Sinclair Broadcast Group, Inc.
10706 Beaver Dam Road
Hunt Valley, MD 21030
410-568-1500 or
E-mail: investor@sbgi.net

COMMON STOCK

The Company's Class A Common Stock trades on the Nasdaq Global Select Market tier of the Nasdaq[SM] Stock Market under the symbol SBGI.

SBG

SINCLAIR BROADCAST GROUP